Exhibit 99.2

Information Intended to be Disclosed to Potential Investors

The following sections have been excerpted from the preliminary offering memorandum, dated December 7, 2009, of Magyar Telecom B.V. (the “Offering Memorandum”):

•	Information Regarding Forward-Looking Statements

•	Certain Definitions and Presentation of General Information

•	Presentation of Financial Information

•	Exchange Rate Information

•	Risk Factors (Relating to Our Business, Relating to Regulatory Matters, Relating to Our Reported Financial Results, Other Risks and certain risks Relating to the Notes and Our Existing Debt)

•	Selected Historical Financial Information

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Hungarian Telecommunications Industry and Regulation

•	Company History

•	Our Business

•	Our Directors and Senior Management

•	Our Principal Shareholders

•	Related Party Transactions

•	Description of Other Indebtedness

•	Independent Registered Public Accounting Firm

•	Glossary

All references in the following excerpts from the Offering Memorandum contained in this Exhibit 99.2 to “we”, “us” and “our” refer to Invitel Holdings A/S and its consolidated subsidiaries, unless the context otherwise requires.

All references in the following excerpts from the Offering Memorandum to “herein” or to the “offering memorandum” refer to the Offering Memorandum. They do not refer to this Current Report on Form 6-K.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Offering Memorandum includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “forecast,” “foresee,” “intend,” “may,” “plan,” “project,” “seek,” “should” or “will” or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Offering Memorandum and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that the actual results of our operations, financial condition and liquidity, and the development of the Hungarian telecommunications industry in Central and Eastern Europe, and particularly in Hungary, may differ materially from those made in or suggested by the forward-looking statements contained in this Offering Memorandum. In addition, even if our results of operations, financial condition and liquidity, and the development of the telecommunications industry in Central and Eastern Europe are consistent with the forward-looking statements contained in this Offering Memorandum, those results or developments may not be indicative of results or developments in subsequent periods. Factors that could cause these differences include, but are not limited to:

•	our inability to execute our business strategy;

•	the continuing effects of the global economic crisis and in particular the effects of the recent macroeconomic issues affecting the Hungarian economy;

•

changes in the growth rate of the overall Hungarian, E.U. and Central and South Eastern European economies such that inflation, interest rates, currency exchange rates, business investment and consumer spending are impacted;

•	our ability to effectively manage and otherwise monitor our operations, costs, regulatory compliance and service quality;

•	our ability to effectively implement our hedging strategies to limit our risks attributable to changes in foreign currency exchange rates and interest rates;

•	changes in consumer preferences for different telecommunication technologies, including trends toward mobile and cable substitution;

•	our ability to generate growth or profitable growth;

•	material changes in available technology and the effects of such changes including product substitutions and deployment costs;

•	our ability to retain key employees;

•	political changes in Hungary;

•

our anticipated switch to reporting under International Financial Reporting Standards and changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on our financial results;

•	our ability to successfully complete the integration of any businesses or companies that we may acquire into our operations;

•	our substantial leverage and debt service obligations;

•	our ability to generate sufficient cash to service our debt, to control and finance our capital expenditures and operations;

•	our ability to raise additional financing;

•	risks associated with our structure, this Offering, and our other indebtedness;

•	our relationship with our shareholders; and

•	any other factors referred to in “Risk Factors.”

We urge you to read “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Hungarian Telecommunications Industry and Regulation,” “Company History,” and “Our Business” for a more complete discussion of the factors that could affect our future performance, the Hungarian telecommunications industry as well as the telecommunications industry throughout Central and Eastern Europe. In light of these risks, uncertainties and assumptions, the events described or suggested by the forward-looking statements in this Offering Memorandum may not occur.

Except as required by law or applicable stock exchange rules or regulations, we undertake no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Offering Memorandum.

CERTAIN DEFINITIONS AND PRESENTATION OF GENERAL INFORMATION

In this Offering Memorandum, unless indicated otherwise in this Offering Memorandum or the context requires otherwise:

•

“2004 Notes” refers to the 10 3/ 4% Senior Notes due 2012 issued by Matel in 2004 with aggregate principal amount on the issue date of €131,322,000, which will be repaid with the proceeds of this offering;

•	“2004 Notes Indenture” means the indenture governing the 2004 Notes;

•

“2007 Notes” refers to the outstanding senior floating rate notes due 2013 issued by Holdco II, the obligation of which were assumed by Matel with aggregate principal amount on the issue date of €125,675,000;

•	“2007 Notes Indenture” means the indenture governing the 2007 Notes;

•

“Credit Facilities” means the term and multicurrency revolving facilities under an agreement dated August 6, 2004 as amended and restated pursuant to a supplemental agreement dated April 27, 2007, as further amended and restated pursuant to a second supplemental agreement dated March 3, 2008, as further amended and restated pursuant to an amendment letter dated February 2, 2009, as further amended and restated pursuant to a third supplemental agreement dated March 4, 2009 and as further amended and restated pursuant to a fourth supplemental agreement dated November 2, 2009 and entered into between, amongst others, Invitel ZRt as Borrower, Matel and certain subsidiaries as guarantors, BNP Paribas and Calyon as Co-ordinators, BNP Paribas, Calyon and Nordea Bank Denmark A/S as Arrangers, BNP Paribas and BNP Paribas Hungary Branch as Agents and BNP Paribas Trust Corporation UK Limited as Security Trustee, which will be repaid with the proceeds of this Offering;

•	“E.U.” refers to the European Union;

•	“Euro” or “€” refers to the lawful currency of the participating member states of the E.U.;

•	“Euroweb Hungary” refers to Euroweb Internet Szolgáltató ZRt., a Hungarian company, which was an indirect subsidiary of HTCC until it merged into Invitel ZRt effective January 1, 2008;

•	“Euroweb Romania” refers to Euroweb Romania S.A., an entity organized under the laws of Romania;

•	“forint” or “HUF” refers to the lawful currency of Hungary;

•	“Holdco I” refers to HTCC Holdco I B.V., a company incorporated in the Netherlands;

•	“Holdco II” refers to HTCC Holdco II B.V., a company incorporated in the Netherlands;

•	“HTCC” refers to Hungarian Telephone and Cable Corp. with or without its subsidiaries, as the context requires, the predecessor entity to Invitel Holdings;

•	“HTFI” refers to Hungarian Telecom Finance International Limited, a company controlled by Mid Europa;

•	“Hungarian Telecom” refers to Hungarian Telecom (Netherlands) Cooperatief U.A., a cooperative association organized under the laws of the Netherlands and a company controlled by Mid Europa;

•	“Indenture” means the indenture governing the Notes;

•	“International Holdings” means Invitel International Holdings B.V., a company incorporated under the laws of The Netherlands;

•	“International Hungary” means Invitel International Hungary Kft., an entity organized under the laws of Hungary;

•	“Invitel Holdings” refers to Invitel Holdings A/S, the successor entity to HTCC, the ultimate parent company of the Issuer, with or without its consolidated subsidiaries as the context requires;

•	“Invitel International” means Invitel International AG (formerly known as Memorex Telex Communications AG), an Austrian company, together with its consolidated subsidiaries;

•

“Invitel International Acquisition” means the acquisition by HTCC of 95.7% of the outstanding equity of Invitel International, which acquisition was completed on March 5, 2008. HTCC acquired the remaining minority interest on August 28, 2008;

•	“Invitel ZRt” refers to Invitel Távközlési ZRt., also known as Invitel ZRt., a main operating company and a 99.98% owned subsidiary of Matel;

•

“Magyar Telekom” refers to Magyar Telekom Nyrt., the largest provider of fixed line telecommunications services in Hungary, which is listed on both the Budapest Stock Exchange and the New York Stock Exchange, and whose parent company is Deutsche Telekom AG (which owns 59.2% of Magyar Telekom);

•	“Matel” or the “Issuer” refers to Magyar Telecom B.V., the issuer of the Notes including predecessor entities and with or without its subsidiaries, as the context requires;

•	“Matel Holdings” refers to Matel Holdings N.V., which directly holds 100% of the issued share capital of Matel;

•	“Memorex Turkey” refers to MTCTR Memorex Telekomünikasyon Sanayi ve Ticaret Limited Sirketi;

•

“Mid Europa” refers to Mid Europa Partners Limited and any investment fund or vehicle advised, sponsored or managed directly or indirectly by Mid Europa Partners Limited, including Hungarian Telecom and HTFI;

•	numbers of “lines” or “fixed lines” refers to numbers of fixed telecommunications line equivalents;

•

“PIK Notes” refers to the €125,000,000 aggregate principal amount of Floating Rate Senior PIK Notes due 2013 initially issued by Invitel Holdings N.V., an indirect parent of the Issuer, the obligations of which are currently held by Holdco I, an indirect parent of the Issuer, a portion of which will be converted into shareholder loans in connection with this Offering;

•

“Preps Loans” means the subordinated loans pursuant to the agreement dated June 3, 2005 and as amended from time to time, between Invitel International and PREPS Austrian Private Funding 2005-1 Limited and the agreement dated November 22, 2005 and as amended from time to time between Invitel International and PREPS Private Funding 2005-2 Limited.

•

“Subordinated Loan” means the subordinated term loan pursuant to an agreement dated March 4, 2009, as amended pursuant to a supplemental agreement dated November 2, 2009 and entered into between Matel as borrower, BNP Paribas and Calyon as Co-ordinators, BNP Paribas and Calyon as Arrangers, BNP Paribas as Facility Agent and BNP Paribas Trust Corporation UK Limited as Security Trustee, which will be repaid with the proceeds of this Offering;

•	“Subsidiary Guarantors” refers to Invitel ZRt., Invitel International, Technocom, International Hungary, Memorex Turkey, International Holdings, Euroweb Romania;

•	“Technocom” means Invitel Technocom Kft., a limited liability company incorporated under the laws of Hungary;

•	“U.S. dollar” or “$” refers to the lawful currency of the United States of America;

•	“we”, “us” and “our” refer to Invitel Holdings and its consolidated subsidiaries, unless the context otherwise requires; and

•

“Yapi Bank Loan” means the loan pursuant to an agreement dated October 30, 2007, as amended from time to time, between Memorex Turkey, as borrower and Yapi ve Kredi Bankasi A.S., Bahrain Branch, as lender.

In addition, we have included a glossary of certain technical terms used in this Offering Memorandum under the heading “Glossary.”

The market and macro-economic information contained in this Offering Memorandum was derived from various public sources, including the Hungarian Central Statistical Office and the Hungarian Ministry of Economy and Transport. We believe that the market share information contained in this Offering Memorandum provides fair and adequate estimates of the size of our market and fairly reflects our competitive position within that market. However, our internal company surveys and management estimates have not been verified by any independent expert, and we can provide no assurance that a third party using different methods to assemble, analyze or calculate market data would obtain or generate the same results.

PRESENTATION OF FINANCIAL INFORMATION

The audited consolidated financial statements of Hungarian Telephone and Cable Corp (“HTCC”) (the predecessor of Invitel Holdings) as of and for the years ended December 31, 2008 and 2007 and the unaudited consolidated interim financial statements of Invitel Holdings as of and for the three and nine months ended September 30, 2009 and 2008 included in this Offering Memorandum have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The consolidated interim financial statements of Invitel Holdings as of and for the three and nine months ended September 30, 2009 and 2008 are unaudited and all information contained in this Offering Memorandum with respect to these periods is also unaudited.

Unless specified otherwise, the consolidated financial information included in this Offering Memorandum relates to Invitel Holdings, the indirect parent of Matel (the Issuer). Invitel Holdings will not guarantee or otherwise provide credit support for the Notes. We have included in this Offering Memorandum the audited financial statements of Matel as of and for the years ended December 31, 2008 and 2007, which have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”). IFRS differs in certain significant respects from U.S. GAAP, and thus financials statements prepared under different standards may not be directly comparable. See “Summary of Certain Differences between IFRS as compared to U.S. GAAP.” Matel prepares only annual financial statements and does not prepare interim financial statements. Therefore, no financial statements are available for Matel for any period subsequent to December 31, 2008.

Invitel Holdings is currently required to file reports with the SEC as a foreign private issuer. We comply with the reporting requirements under the 2004 Notes Indenture and the 2007 Notes Indenture by providing to the holders of the 2004 Notes and the 2007 Notes the reports of Invitel Holdings filed with the SEC on the relevant date of filing. As described in this Offering Memorandum, Invitel Holdings intends to deregister as an SEC filer during 2010, after which time it will no longer be required to file reports with the SEC, but will continue to be subject to the reporting requirements specified under the Indenture governing the Notes and the 2007 Notes Indenture. Invitel Holdings will be required to file a Form 20-F for 2009.

HTCC and Invitel Holdings have historically prepared financial statements in accordance with U.S. GAAP. In February 2009, in connection with the Reorganization, Invitel Holdings changed its place of incorporation from Delaware to Denmark, becoming an SEC foreign private issuer. The SEC permits foreign private issuers to file financial statements prepared in accordance with IFRS. As a foreign private issuer, Invitel Holdings is preparing financial statements for the year ending December 31, 2009 in accordance with IFRS. The application of IFRS may significantly effect reported financial results and may cause the full year results to differ materially from the previously reported financial information for HTCC and Invitel Holdings.

Non-GAAP and Non-IFRS Financial Measures

EBITDA, adjusted EBITDA and the related ratios presented in this Offering Memorandum are supplemental measures of performance and liquidity that are not required by, or presented in accordance with, U.S. GAAP or IFRS. We present non-U.S. GAAP and non-IFRS measures because we believe that they and similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-U.S. GAAP and non-IFRS measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP or IFRS. Furthermore, EBITDA, adjusted EBITDA, net debt and leverage and coverage ratios are not measurements of our financial performance or liquidity under U.S. GAAP or IFRS and should not be considered as an alternative to net profit or any other performance measures derived in accordance with U.S. GAAP or IFRS or as an alternative to cash flow from operating, investing or financing activities as a measure of our liquidity as derived in accordance with U.S. GAAP or IFRS.

Currency Presentation

The audited consolidated financial statements of the Hungarian Telephone and Cable Corp. and its subsidiaries (the predecessor of Invitel Holdings) as of and for the years ended December 31, 2008 and 2007 included in this Offering Memorandum are presented in U.S. dollars. In 2009, Invitel Holdings changed its reporting currency from U.S. Dollars to Euro after becoming an SEC foreign private issuer. As such, the unaudited consolidated interim financial statements of Invitel Holdings for the three and nine month period ended September 30, 2009 and 2008 included in this Offering Memorandum are presented in Euro. The audited consolidated financial statements of Matel as of and for the years ended December 31, 2008 and 2007 included in this Offering Memorandum are presented in Euro. For your convenience, we have translated certain U.S. dollar amounts with respect to the financial information of HTCC and Invitel Holdings for the years ended December 31, 2008 and 2007 into Euro. Unless otherwise indicated, Euro translations have been made using the Bloomberg composite rate taken in London (the “Bloomberg Composite Rate”) of the Euro on September 30, 2009 which was €1.00 = $1.50989.

The unaudited financial information presented in Hungarian Forint herein has been derived from our accounting books and records which, for purposes of preparing our financial statements reported in, with respect to the year ended December 31, 2007 and 2008, U.S. dollars and, with respect to the nine months ended September 30, 2008 and 2009, euro by taking the U.S. dollar or euro amounts, as the case may be, and converting term into Hungarian Forint at same exchange rates as were used to prepare the financial statement for such period as set forth above so that such Hungarian Forint amounts are effectively the same as they were prior to having been converted into U.S. dollars or euro, as the case may be, for purposes of preparing our U.S. dollar or euro denominated financial statements. Such unaudited financial information has been presented for illustrative purposes to reflect what our financial information would have been net of foreign exchange rate fluctuations. See “Risk Factors — Risks Relating to our Reported Financial Information—We are subject to fluctuations in currency exchange rates which could have an adverse effect on our reported financial results.”

EXCHANGE RATE INFORMATION

Forint per Euro

The following table sets out, for the periods and dates indicated, the period-end, average, high and low official rates set by the National Bank of Hungary for forint per €1.00. We make no representation that the forint amounts referred to in this Offering Memorandum could have been or could be converted into any currency at any particular rate or at all. As of December 4, 2009, the rate was 269.75:

	HUF/Euro Exchange Rates
	Period End	Average	High	Low
	(amounts in HUF/€1.00)
Year
2004	245.93	251.68	270.00	243.42
2005	252.73	248.05	255.93	241.42
2006	252.30	264.27	282.69	249.55
2007	253.35	251.31	261.17	244.96
2008	264.78	251.25	275.79	229.11

Month
June 2009	272.43	280.58	288.40	272.43
July 2009	266.43	272.11	278.74	266.15
August 2009	272.02	269.69	274.59	265.71
September 2009	270.36	272.02	276.32	269.48
October 2009	272.50	268.65	273.83	264.17
November 2009	272.29	270.98	278.77	265.06
December 2009 (through December 4)	269.75	270.51	272.88	269.08

Forint per U.S. Dollar

The following table sets out, for the periods and dates indicated, the period-end, average, high and low official rates set by the National Bank of Hungary for forint per $1.00. We make no representation that the forint amounts referred to in this Offering Memorandum could have been or could be converted into any currency at any particular rate or at all. As of December 4, 2009, the rate was 179.02:

	HUF/$ Exchange Rates
	Period End	Average	High	Low
	(amounts in HUF/$1.00)
Year
2004	180.29	202.63	217.24	180.19
2005	213.58	199.66	217.54	180.58
2006	191.62	210.39	225.01	191.02
2007	172.61	183.83	199.52	171.13
2008	187.91	171.80	218.76	144.11

Month
June 2009	193.27	200.27	206.82	193.27
July 2009	189.08	193.27	199.96	186.56
August 2009	190.36	189.10	194.54	184.63
September 2009	184.79	186.84	194.26	183.18
October 2009	183.71	181.41	185.91	176.67
November 2009	181.00	181.60	188.20	176.21
December 2009 (through December 4)	179.02	179.30	181.16	178.00

U.S. Dollar per Euro

The following table sets out, for the periods and dates indicated, the period-end, average, high and low official rates set by the National Bank of Hungary for U.S. dollar per €1.00. We make no representation that the Euro amounts referred to in this Offering Memorandum could have been or could be converted into any currency at any particular rate or at all. As of December 4, 2009 the rate was 1.51:

	$/Euro Exchange Rates
	Period End	Average	High	Low
	(amounts in $/€1.00)
Year
2004	1.36	1.24	1.36	1.18
2005	1.18	1.24	1.35	1.17
2006	1.32	1.26	1.33	1.18
2007	1.47	1.37	1.49	1.29
2008	1.41	1.46	1.60	1.24

Month
June 2009	1.41	1.40	1.42	1.39
July 2009	1.41	1.41	1.43	1.39
August 2009	1.43	1.43	1.44	1.41
September 2009	1.46	1.46	1.47	1.42
October 2009	1.48	1.48	1.50	1.47
November 2009	1.50	1.49	1.51	1.47
December 2009 (through December 4)	1.51	1.51	1.51	1.51

RISK FACTORS

An investment in the Notes to be issued in this Offering involves a high degree of risk. In addition to the other information contained in this Offering Memorandum, you should carefully consider the following risk factors before purchasing the Notes. The risks and uncertainties that are described below are not the only ones that we face. Additional risks and uncertainties of which we are not aware or that we currently believe are immaterial may also adversely affect our business, financial condition or results of operations. If any of the possible events described below occur, our business, financial condition or results of operations could be materially and adversely affected. If that happens, we may not be able to pay interest or principal on the Notes when due and you could lose all or part of your investment. In this section, we capitalize references to Mass Market Voice, Mass Market Internet, Business and Wholesale where and to the extent that the references are to our reporting segments in our consolidated financial statements prepared in accordance with U.S. GAAP.

This Offering Memorandum also contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below and elsewhere in this Offering Memorandum.

Risks Relating to Our Business

We have experienced substantial net losses and may need additional liquidity in the future.

During the year ended December 31, 2008 and the nine months ended September 30, 2009, we incurred net losses of €45.8 million and €41.6 million, respectively, and used a substantial amount of cash for capital investments and acquisitions. We also may require additional financing in the future. However, we cannot assure you that we will be able to improve our results of operations or obtain additional financing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The global capital and credit markets have been experiencing extreme volatility and disruption during the past two years, which could limit the availability and increase the cost of financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit, as well as the possibility that lenders could develop a negative perception of our prospects, the industry generally or the geographic markets where we operate. It may be difficult or impossible to obtain financing in the event that we need additional liquidity in the near future.

Our revenue and cash flow will be adversely affected if the Hungarian fixed line market further declines and our Mass Market Voice business declines at a higher rate than we expect.

Our business strategy depends, in part, on our ability to manage our Mass Market Voice operations, in terms of both our revenue and our market share. The Mass Market Voice market in Hungary has continued to decline, in terms of both the number of lines and total voice traffic (i.e. average usage per line). We experienced a decline in the number of Mass Market Voice lines in our historical concession areas from approximately 405,000 lines and 382,000 lines as at December 31, 2007, and 2008, respectively, to 363,000 lines as at September 30, 2009.

We believe that the declines in the number of our fixed lines and in the Hungarian fixed line market in general have been caused primarily by competition from mobile operators and, to a lesser extent, cable television operators. Although we believe that the rate of churn from fixed service to mobile service has stabilized since the end of 2007 due to the very high mobile penetration in Hungary reaching approximately 117% as of September 30, 2009, fixed-to-mobile substitution for data services is likely to continue to have a negative impact on the fixed line market. We are also facing, and will likely continue to face, additional competition in our historical concession areas from Magyar Telekom, the largest incumbent fixed line operator, and from cable television operators (most significantly UPC Hungary and the cable business of Magyar Telekom through the T-Home brand) offering voice services in “triple play” (combined television, Internet and voice) service packages, which could further have a negative impact on our market share. We generally do not provide mobile services to the residential market, although we provide mobile voice services through a reseller arrangement with Vodafone and mobile Internet services through a reseller arrangement with Pannon.

A decline in our Mass Market Voice business at a rate greater than we anticipate, through a decrease in the number of lines and/or traffic could have a material adverse effect on our business, operating results and financial condition.

Our failure to increase revenue in the Mass Market Internet market may adversely affect our results of operations and reduce our market share.

Our strategy includes increasing our revenue in the Mass Market Internet by increasing our market penetration in a growing Mass Market Internet market. We are planning on increasing our revenue from Internet services to offset our decreased revenue from our Mass Market Voice services. However, our Mass Market Internet services are subject to strong competition from cable television operators in “triple play” (combined television, Internet and voice service). In addition, we have seen the growth in our Mass Market Internet business slow reflecting the slowdown in the whole residential fixed broadband market, as the recent economic crisis has taken a toll on consumer spending. We expect our Mass Market Internet business to grow again in the future as we expect the broadband penetration rate in Hungary to converge to that of Western Europe. If Hungary’s Internet usage does not grow as expected, or if our competitors are more successful at obtaining new customers or place downward pressure on prices to a greater degree than expected, we may not be able to increase our revenue in the Mass Market Internet market as planned, which could have a material adverse effect on our results of operations and reduce our market share.

Additionally, outside of our historical concession areas, we rely on the wholesale products of other operators, most importantly Magyar Telekom, in providing our Mass Market Internet services. Currently, these operators are subject to regulatory remedies imposed by the National Communications Authority (the “NHH”), pursuant to which we are granted access to such wholesale products on regulated prices and terms. However, subject to the findings of future market analysis procedures conducted by the NHH, such remedies may be relaxed or lifted, which may affect the profitability of our Mass Market Internet services.

Our Revenue from the Business segment may be adversely affected due to competition and the economic environment.

We believe that we are well positional to increase our market share in the Business segment. However, our Business segment operations have been negatively impacted by the economy as businesses seek to cut their expenditures and contract renewals become more competitive. If the economy continues to negatively impact the expenditures of businesses and competition continues to negatively affect the pricing of our contract renewals and the pricing of our new contracts, this could have a material adverse affect on our business, operating results and financial condition.

A significant amount of revenue from our Wholesale segment is expected to be earned from a single customer.

We have entered into a 20 year Framework Agreement for the Provision of Dark Fiber Services on August 8, 2007 with Vodafone Turkey to provide telecommunication and network communication services. This agreement is a significant portion of our Wholesale segment revenue. Vodafone is a significant buyer of our services in Turkey under this agreement. In order to provide services under this agreement we have incurred significant capital expenditures. If Vodafone Turkey does not perform or provide payment for services as outlined in the agreement, there may be a material effect on our results of operations and financial condition, which may include a write down for impairment of our network equipment in Turkey. If we fail to meet certain customer performance obligations customary penalties would apply.

For the year ended December 31, 2008 and the nine months ended September 30, 2009, revenue generated from Vodafone Turkey amounted to €2.3 million and €6.0 million, respectively, or 1.9% and 6.1% of total Wholesale revenue for such periods respectively.

If we are not able to manage costs while effectively responding to competition and changing market conditions, our cash flow may be reduced and our ability to service our debt or implement our business strategies may be adversely affected.

Our business plan is dependent on our ability to effectively manage the costs associated with running our business. If we need to respond to actions by our competitors or unanticipated changes in our markets, we may be required to make capital investments in our business and other expenditures which would reduce our cash flow available for other purposes. This could have a negative impact on our ability to service existing debt and our business, results of operations and financial condition could be adversely affected.

We are subject to increased competition due to the business strategies of our competitors, prevailing market conditions and the effect of E.U. regulation on the Hungarian telecommunications market, which may result in the loss of customers and market share.

Competition in the Hungarian telecommunications sector has increased since 2001 as a result of market liberalization measures introduced by Act XL of 2001 on Communications (the “2001 Communications Act”) and more recently Act C of 2003 on Electronic Communications, effective from January 1, 2004 (the “2004 Communications Act”). The 2004 Communications Act promotes competition in fixed line and mobile telecommunications services through, among other things, the transposition of relevant E.U. directives and regulations and the imposition of universal service obligations (“USO”), cost accounting, price controls, Carrier Pre-Selection, Carrier Selection, Local Loop Unbundling and number portability. The 2004 Communications Act also grants powers to the NHH to impose obligations on market participants to remedy competitive deficiencies. As a result, we have faced, and could continue to face, increased competition.

Our competitors include mobile and fixed line telecommunications services providers in both the Mass Market and Business markets and cable television operators (offering “triple play” television, Internet and voice service packages) specifically in the Mass Market. The scope of competition and its effect on our business, operating results and financial condition will depend on a variety of factors that we currently cannot assess with precision and that are for the most part outside of our control. Such factors include, in addition to the regulatory measures described above, the business strategies and capabilities of current and potential competitors, prevailing market conditions and the effect of E.U. regulation on the Hungarian telecommunications market, as well as the effectiveness of our efforts to address increased competition.

Competition in any or all of our services has led to, and may continue to lead to:

•	price erosion;

•	loss of market share;

•	loss of existing customers and greater difficulty in obtaining new customers;

•	the need for more rapid deployment of new technologies and related capital expenditure as existing technologies are becoming obsolescent at a more rapid pace; and

•	other developments that could have a material adverse effect on our financial condition and results of operations.

Increased competition has led to, and may continue to lead to, increased customer churn. Customer churn is a measure of customers who stop purchasing our services, as manifested by the loss of either voice traffic (as measured in minutes) or lines, leading to reduced revenue. Fixed-to-mobile substitution has increased customer churn in both the Mass Market and Business markets in the past, although we believe that the rate of fixed-to-mobile churn has decreased since the beginning of 2005 as a result of Hungary’s very high mobile penetration rate, which reached approximately 117% as of September 30, 2009. Further, we continue to face increasing competition from cable television operators. Although we attempt to control customer churn by improving our customer service, introducing new customized service offerings, utilizing effective advertising and through other means, if we are unsuccessful in any of these initiatives, our customer churn could further increase and our business could be materially adversely affected.

The current global financial crisis may result in the deterioration of economic conditions in our operating areas, which may impact demand for our services and affect our ability to obtain additional financing. Austerity measures introduced by the Hungarian government may similarly impact demand for our services.

Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, the availability and cost of credit, diminished business and consumer confidence and increased unemployment have contributed to increased market volatility and diminished expectations for European and emerging economies, including the jurisdictions in which we operate.

Our business is affected by general economic conditions in Hungary and the Central and Eastern European region. There are many factors that influence global and regional economies which are outside of our control. A cautious or negative business outlook may cause our Business customers to delay or cancel investment in information technology and telecommunications systems and services, which may adversely and directly affect our revenue and, in turn, slow the development of new services that could become future revenue sources for us. Although our revenue, in local currency terms, was adversely affected during 2009, a further deterioration of the global and regional economies could have a material adverse effect on our business, operating results and financial condition. The current global financial crisis may result in the deterioration of economic conditions in our operating areas. The impact of the credit crisis on our customers may adversely impact the overall demand for our products and services. This in turn may result in decreased revenue. In addition, a continued credit crisis may affect our ability to obtain additional financing.

In addition, as the global financial system experiences unprecedented credit and liquidity conditions and disruptions, leading to a reduction in liquidity, greater volatility, general widening of credit spreads and, in some cases, lack of transparency in money and capital markets, many lenders have reduced or ceased to provide funding to borrowers. If these conditions continue, or worsen, it could negatively affect our ability to raise funding in the debt capital markets and/or access secured lending markets on financial terms acceptable to us.

Budget deficits as a percentage of GDP have remained relatively high for Hungary over the last several years. The Updated Convergence Program, a government plan consisting of austerity measures to redress the Hungarian economy and which was endorsed by the European Commission in September 2006, contemplates a reduction in the general government budget deficit.

While the telecommunications sector is one of the industrial segments that has been less affected by the global financial crisis and economic slowdown, the recessionary conditions and uncertainty in the macroeconomic environment may adversely impact consumer spending on telecommunications products and services. Customers may decide that they can no longer afford certain of our services that are instrumental in supporting our revenues. For example, there has been a trend among Hungarian customers to disconnect their fixed voice lines, as consumers rely primarily on mobile telecommunications and view fixed-line voice services as an expendable discretionary expense.

In addition to a significant budget deficit, in recent years the Hungarian economy has been marked by a large current account deficit, rapid credit growth and a reliance of Hungarian businesses and consumers on foreign currency loans. These factors have left Hungary especially vulnerable to a financial crisis.

At the end of October 2008, the Hungarian government adopted a set of policies agreed upon with the E.U., the European Central Bank and the International Monetary Fund to bolster the Hungarian economy’s near-term stability and improve its long-term growth potential by ensuring fiscal sustainability and strengthening the financial sector. In addition, the International Monetary Fund extended Hungary significant financial assistance. These challenging economic conditions, the continuing turmoil in the financial sector and macroeconomic policies made in response to these conditions could have a material adverse effect on our business, financing, operating results and financial condition. On October 22, 2008, the National Bank of Hungary increased the base rate to 11.5%. Beginning on November 25, 2008, the National Bank of Hungary began lowering the base rate gradually, and since November 23, 2009, the base interest rate of the National Bank of Hungary has been 6.5%.

Economic and political developments in other Central and Eastern European countries may also impact our business. For example, Bulgaria and Romania joined the E.U. on January 1, 2007. With respect to Turkey, the Turkish economy has experienced severe macroeconomic imbalances, including substantial budget deficits, significant balance of payment deficits, high rates of inflation and high real rates of interest (which are nominal interest rates less inflation).

The continued impact of the global economic and market conditions, including, among others, the events described above could have a material adverse effect on our business, financial condition, results of operations or liquidity.

The loss of key senior management could negatively affect our ability to implement our business strategy and generate revenue.

Our performance and continued success depends, in part, on our senior management. In particular, we depend in large part on the knowledge, expertise, reputation and services of our President and Chief Executive Officer, Martin Lea, and our Chief Financial Officer, Robert Bowker. The familiarity of these individuals with our company and our business, their experience in management and with financial matters, and their combined experience in the telecommunications market generally make them important to our continued success. The loss of our Chief Executive Officer, Chief Financial Officer or any other members of our senior management could negatively affect our ability to implement our business strategy and generate revenue.

Technological changes and the shortening life cycles of our services and infrastructure may affect our operating results and financial condition and may require us to make unanticipated capital expenditures.

The telecommunications industry is characterized by rapidly changing technology, related changes in customer demands and the need for new services at competitive prices. Technological developments are also shortening life cycles of both services and the business infrastructure on which those services are based, and are facilitating convergence of different segments of the increasingly global information industry. In addition, competition based on alternative technologies, such as cable television networks or voice-over IP, wireless based technologies or radio-based alternative networks in our voice markets, could provide a lower cost solution or render our services obsolete or cost-inefficient in our markets.

Our future success will be impacted by our ability to anticipate, invest in and implement new technologies in order to provide services at competitive prices. In addition, we may not receive the necessary licenses to provide services based on these new technologies or may be negatively impacted by unfavorable regulation regarding the usage of these technologies. Technological advances may also affect our operating results and financial condition by shortening the useful life of some of our assets or by requiring us to make additional unanticipated capital expenditures, particularly in connection with our network. If we need to respond to actions by our competitors or unanticipated changes in our markets or market conditions, we may be required to make investments in our business and other expenditures which would reduce our cash flow available for other purposes, including servicing our debt.

Network or system failures could result in reduced user traffic and revenue, or require unanticipated capital expenditures, and could harm our reputation.

Our technical infrastructure (including our network infrastructure for fixed-network services) is vulnerable to damage or interruption from information technology failures, power loss, floods, windstorms, fires, intentional wrongdoing and similar events. Unanticipated problems at our facilities, network or system failures, hardware or software failures or computer viruses could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and revenue, or require unanticipated capital expenditures, and could harm our reputation.

We depend on our ability to store, retrieve, process and manage a significant amount of information. If our IT systems fail to perform as expected, or if we suffer an interruption, malfunction or loss of information processing capabilities, it could negatively affect our ability to service our customers.

Our business depends on continuously upgrading our existing networks.

We must continue to upgrade our existing fixed-line networks in a timely manner in order to retain and expand our customer base in each of our markets and to successfully implement our strategy. Among other things, the needs of our business could require us to:

•	upgrade the functionality of our networks to allow for the increased customization of services;

•	increase our coverage in some of our markets;

•	expand and maintain customer service, network management and administrative systems; and

•	upgrade older systems and networks to adapt them to new technologies.

Many of these tasks, which could create additional financial strain on our business and financial condition, are not entirely under our control and may be affected by applicable regulation. If we fail to execute them successfully, our services and products may be less attractive to new customers and we may lose existing customers to our competitors, which would adversely affect our business, financial condition and results of operations.

We are dependent on third party vendors for our information, billing and network systems as well as IPTV service. Any significant disruption in our relationship with these vendors could increase our costs and affect our operating efficiencies.

Sophisticated information and billing systems are vital to our ability to monitor and control costs, bill customers, process customer orders, provide customer service and achieve operating efficiencies. We currently rely on internal systems and third party vendors to provide some of our information and processing systems as well as applications that support our IP services, including IPTV. Some of our billing, customer service and management information systems have been developed by third parties for us and may not perform as anticipated. In addition, our plans for developing and implementing our information systems, billing systems, network systems and IPTV service rely on the delivery of products and services by third party vendors. Our right to use these systems is dependent upon license agreements with third party vendors. Some of these agreements are cancelable by the vendor and the cancellation of these agreements could impair our ability to process orders or bill our customers. Since we rely on third party vendors to provide some of these services, any switch in vendors could be costly and affect operating efficiencies. We do not have direct operational or financial control over our key suppliers and have limited influence with respect to the manner in which these key suppliers conduct their businesses. Our reliance on these suppliers exposes us to risks related to delays in the delivery of their services.

We depend on third party telecommunications providers over which we have no direct control for the provision of certain of our services.

Our ability to provide high quality fixed-line telecommunications services depends on our ability to interconnect with the telecommunications networks and services of other fixed-line operators and mobile operators, particularly those of our competitors. While we have interconnection agreements in place with other operators, we do not have direct control over the quality of their networks and the interconnections services they provide. Any difficulties or delays in interconnecting with other networks and services, or the failure of any operator to provide reliable interconnections or roaming services to us on a consistent basis, could result in our loss of subscribers or a decrease in voice traffic, which would reduce our revenues and adversely affect our business, financial condition and results of operations.

Our operations require substantial capital expenditures, which we may not be able to fund from cash generated from operations or financing facilities.

We require substantial capital to maintain, upgrade and enhance our network facilities and operations. While we have historically been able to fund capital expenditures from cash generated from operations and financing facilities, this may not be possible in the future and the other risks described in this section could materially reduce cash available from operations or significantly increase our capital expenditure requirements, and these outcomes could cause capital not to be available when needed. In addition, costs associated with the licenses that we need to operate our existing networks and technologies and those that we may develop in the future, and costs and rental expenses related to their deployment, could be significant. The amount and timing of our future capital requirements may differ materially from our current estimates due to various factors, many of which are beyond our control. We may also be required to raise additional debt or equity financing in amounts that could be substantial. The type, timing and terms of any future financing will depend on our cash needs and the prevailing conditions in the financial markets. We cannot assure you that we would be able to accomplish any of these measures on a timely basis or on commercially reasonable terms, if at all. Further, we cannot assure you that we will generate sufficient cash flows in the future to meet our capital expenditure needs, sustain our operations or meet our other capital requirements, which may have a material adverse effect on our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” This could adversely affect our ability to implement our business strategy and result in a reduction of revenue.

Capital expenditures as a percentage of revenue were 17% in 2007, 21% in 2008 and 22% in the nine months ended September 30, 2009. This increase in capital expenditures as a percentage of revenue in 2008 and 2009 were primarily as a result of capital expenditures in Turkey relating to the build-up of our telecommunications backbone network and other capital intensive wholesale projects outside of Turkey.

Legal contingencies and liabilities could have a substantial negative impact on our financial condition, cash flows and profitability.

We are subject, in the ordinary course of business, to litigation and other legal, civil, tax, stamp duty, regulatory and competition claims. For example, Invitel International is subject to two proceedings before the Austrian Supreme Administrative Court (Verwaltungsgerichtshof) regarding whether or not stamp duty is payable with respect to two lease agreements. In the event that a judgment is rendered against Invitel International in these proceedings, other lease agreements of Invitel International may also be subject to stamp duty. We cannot be certain that we will have a successful outcome or that our cash flow will be sufficient to cover all future claims against us. Any increase in the frequency and size of these claims, may adversely impact our profitability and cash flow and have a material adverse effect on our results of operations and financial condition. In addition, if these claims rise to a level of frequency or size that is significantly higher than similar claims made against our competitors, our reputation and business will likely be harmed. See “Our Business — Legal Proceedings.”

Risks Relating to Regulatory Matters

The changing regulatory environment, the difficulty to predict the result of certain market analyses by the regulator, price regulations, and other regulatory initiatives and investigations could affect the results of our operations, our financial condition and the success and profitability of our business.

The 2004 Communications Act has resulted in significant changes to the Hungarian telecommunications sector and the regulatory environment is constantly changing. The NHH was established in 2004 and is now the sole agency responsible for oversight and monitoring of the Hungarian telecommunications industry, with the power to impose regulatory remedies. In 2006 the Ministry of Information Technology and Communications (the government department formerly responsible for legislation relating to the Hungarian telecommunication industry) was incorporated into the Ministry of Economics and Transport. In mid-2008, the industrial parts were carved out into a new Ministry of Transport, Telecommunications and Energy. As of January 1, 2009, all relevant legislative and supervisory competences concerning telecommunications were taken over by the Prime Minister’s Office, while the Ministry of Transport, Telecommunications and Energy remained the official department responsible for the postal sector only. For a more detailed discussion of Hungary’s telecommunications industry regulation, please see “Hungarian Telecommunications Industry and Regulation — Hungarian Regulatory Environment.”

This regulatory regime entails a number of risks that may adversely impact our business:

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The frequent changes in the telecommunications regulatory regime (including the 2010 general elections in Hungary that might lead to changes in the government, in the ministerial structure, the personnel in the ministries and in the Board of the NHH), combined with the recent increased activity in the telecommunications industry by the Hungarian Competition Office (the “GVH”) and the National Consumer Protection Authority (the “NFH”), could cause or lead to inconsistent implementation and interpretation of laws governing the electronic communications industry, thereby hampering the stability of the regulatory environment. Such uncertainties in the regulatory environment could, in turn, negatively impact our future growth and profitability.

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The NHH conducts market analysis exercises in order to determine the competitiveness of the market. However, the results of such analyses are often difficult to predict and the process is constantly being reviewed and modified both on the national and the international level pursuant to the inputs generated by public consultations and policy driven interventions of the European Commission. If we are unable to respond effectively to the evolving regulatory policies implemented by the NHH, our ability to compete and the profitability of our business may be impaired.

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Although the regulatory findings of the NHH may be challenged before the courts, the resolutions imposed by the NHH are immediately enforceable unless injunctive relief is granted by the courts. Due to the lengthy nature of Hungarian court proceedings, therefore, even if a court decision is ultimately favorable to us, our business may already be adversely affected.

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If the NHH does not respond effectively to changes in the market environment by changing the regulatory obligations imposed on us or on other incumbents in step with changes in the market, our ability to operate competitively in our industry may be adversely affected.

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The NHH has designated us as a service provider with significant market power (“SMP”). As a result, the NHH issued resolutions forcing us to adopt changes in our pricing models. As an operator with SMP, we have been required to submit a Reference Interconnection Offer (“RIO”) and a Reference Unbundling Offer (“RUO”) to the NHH, which reviews the cost-based models submitted by us, and evaluates them by comparison to a hypothetical “efficient company.” On the basis of such review, the NHH may intervene and regulate the wholesale prices included in our RIO and RUO. The wholesale prices fixed in our RIO and RUO (as adjusted by the NHH) may not be changed without the NHH’s approval. These powers of the NHH may adversely affect our business and results of operations.

•

Our universal service fees and our residential and non-residential access fees are subject to price regulation such as price caps, which have previously been applied with retroactive effect. As a result, we cannot predict with certainty that our current pricing strategy will not result in penalties or in adverse changes to our price caps. Any such changes in the price caps could restrict our ability to determine our retail voice tariffs and could thereby reduce our profitability.

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Both the NHH and the GVH regularly conduct investigations regarding market participants’ compliance with applicable laws and regulations, whereby both the NHH and the GVH may simultaneously sanction the same or similar market practices or behavior, as well as impose severe fines (in case of the NHH, various percentages of the annual revenue, depending upon the nature of breach, and, in case of the GVH, up to 10% of the company’s annual revenue) and other sanctions on market players. In addition, both regulatory authorities have increased their consumer protection efforts. Therefore, given the overlapping authority of the NHH and the GVH, the increasing complexity of regulatory investigations and the indeterminate amounts at stake, regulatory disputes could have a material adverse effect on our operating results or cash flows.

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The power of the NFH has been increased due to the adoption of the Unfair Commercial Practices Directive (the “UCP”), which created a new regulatory environment in which the authority of the NFH and the GVH may overlap under certain circumstances, the applications of which may be unpredictable. The NFH may impose a penalty of up to HUF 2 billion (approximately €7.2 million at current exchange rates) or initiate litigation on behalf of consumers.

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Since 2004, the NHH has published resolutions regarding the regulation of the wholesale market for call termination in individual mobile networks, as a result of which all the mobile carriers in Hungary (T-Mobile, Pannon and Vodafone) were required to decrease their termination fees annually through December 1, 2010 (with no decrease required for 2006) to cost level plus a reasonable return above cost. According to the NHH’s own cost model, the average cost-based termination fee, independent of the time of day, is HUF 16.84 per minute. In addition, the NHH published a subsequent draft resolution in 2008 that prescribes a gradual decrease to HUF 11.86 by per minute. Although the NHH has an improving track record of winning litigation initiated by the mobile operators challenging such termination fee decreases, the decisions of the court regarding the 2003 decisions of the NHH concerning termination rates are still pending and there is no guarantee that the NHH will succeed with respect to such decisions in the courts. The mobile termination fee (i.e., the fees we pay to and receive from mobile operators for calls terminated on each others’ network) is an important element of our business model and uncertainties or retro-active changes in this area could adversely affect our business.

•

We are required to reduce the universal telephone package tariffs for calls to mobile networks in accordance with a gradual reduction of mobile termination charges. As the compliance with these “pass-on” obligations in 2003 through 2009 has been complicated by ongoing legal proceedings initiated by mobile operators seeking to restore the previous termination fees, as well as by the absence of an acknowledged calculation methodology approved by the NHH, we tried to offset the cumulative effect of the “pass-on” obligation with other retail price decreases. The NHH accepted this solution but we still have to prove, in a market surveillance, that we met this obligation through price reductions. Additionally, our universal service agreement with the Minister heading the Prime Minister’s Office (the “Minister”), designating us as a universal service provider and requiring us to comply with the “pass-on” obligation, terminated at the end of 2008. Although a government decree passed on December 31, 2008 requires us to continue the provision of universal service, we consider such government decree to be unconstitutional and do not consider ourselves as a universal services provider from 2009 and, consequently, do not apply any “pass-on” rule. If the NHH were to find us in non-compliance with the pass-on obligation, the NHH may require us to further cut our retail prices.

•

The NHH may introduce new regulatory policies in the future (for example, next generation network regulation, functional separation, or geographic segmentation) that may have a negative impact on our business and affect our profitability.

•

Currently, in Hungary as well as in other E.U. member states, the cable television industry is subject to “light touch” regulation, resulting effectively in the absence of the type of wholesale regulation imposed on fixed line operators, such as wholesale access and cost control obligation. Whether or not the NHH, either due to any future shift in European policy or any other reason, ultimately decides to regulate the cable television industry or continues to refrain from such regulation could affect our market share and pricing in the future. There is also a risk that either the NHH or the GVH will stop us from using certain defensive marketing strategies with respect to the cable television industry, which could similarly affect our market share and pricing in the future.

•	Due to a new rights-of-way approval process by the Hungarian state and state-owned enterprises, our construction projects could be delayed which could have a negative impact on our revenue.

•

The Hungarian government plans to build, with E.U. funding, a “Digital Public Utility” in order to achieve 100% broadband Internet penetration. Presently, it is not clear whether this proposed infrastructure project will cover rural areas where no broadband coverage exists or expand beyond such areas of Hungary where an existing broadband Internet provider (or multiple providers) already provide service. Any competition from the Hungarian government in the provision of Internet services could have a material adverse effect on our business, operating results and cash flows.

In addition to Hungary, we are also subject to the regulatory regimes in Austria, Turkey and certain Eastern European countries. Lack of clarity with respect to Turkish telecommunications law, the Turkish legal system and/or the regulatory framework governing the Turkish telecommunications industry could impede our ability to operate effectively and have a detrimental effect on our business and operational results.

Changes in E.U. law and implementation thereof as well as new laws in Bulgaria, Romania and Turkey could result in adverse consequences for our business, results of operations and financial condition.

Before joining the E.U. in 2004, Hungary revised its telecommunications laws to further promote competition and harmonize its telecommunications laws with the current E.U. framework. The present E.U. regulatory framework is currently subject to a European legislative process providing major updates to the relevant Directives. The updates, primarily aim to further increase the consistency of remedies imposed by national regulatory authorities in the member states and consumer benefits. Hungary and all other member states are required to transpose the updated rules into national legislation by July 2011. Our business, results of operations and financial condition could be adversely affected by these and any future changes in E.U. laws and regulations which may require Hungary to revise its telecommunications laws in a manner that increases competition, decreases revenue or requires us to expend additional resources.

In addition, we are also exposed to evolving legislation in newer member states such as Bulgaria and Romania, and non-member states such as Turkey, any or all of which may be detrimental to our competitive position or our operational results.

Our agreement with Vodafone Turkey has a non-compete clause which may prohibit us from executing any similar agreements.

Our Framework Agreement for the Provision of Dark Fiber Services dated August 8, 2007 with Vodafone Turkey contains a non-compete clause which prevents Memorex Turkey from providing the services already provided to Vodafone Turkey to other operators and/or affiliates of such operators providing mobile telecommunication services in Turkey and/or operating mobile telecommunication infrastructure in Turkey and any persons, firms, companies, associations or other entities of whatever form directly or indirectly, wholly or partially providing/reselling or, to the reasonable knowledge of Memorex Turkey, intending directly or indirectly to provide/resell wholly or partially such service to mobile operators providing mobile telecommunications services in Turkey. This prohibition on providing such service is limited to providing any kind of service which is the same as, substantially the same as, or similar to the dark fiber services already provided to Vodafone Turkey within the scope of the Agreement for two years as of the relevant acceptance date which will be determined pursuant to the single related purchase order. Therefore we are not permitted to enter into any similar agreements with any other operators within the limits of this prohibition of the Agreement. This restriction could negatively affect our ability to generate revenue and affect the results of our operations, financial condition and the success and profitability of our business.

We may be required to pay taxes as a result of the Reorganization.

Based on the current provisions and interpretation of Danish tax legislation, we expect that the Reorganization will not result in any material Danish income tax liability to Invitel Holdings. We also expect that we will not be required to pay any material taxes in Hungary as a result of the Reorganization. The Danish tax authorities (Skatteministeriet, or “SKAT”), the Hungarian tax authorities (Adó- és Pénzügyi Ellenorzési Hivatal, or “APEH”) and the local Hungarian tax authorities could, however, disagree with this view and could take the position that material taxes are payable by us as a result of the Reorganization.

We are subject to risks resulting from fluctuations in interest rates, which could adversely affect our ability to service our debt.

The interest rates on some of our indebtedness, in particular the 2007 Notes, bear interest at variable rates tied to current market interest rates. An increase in market interest rates could adversely affect our ability to service our debt. We have, however, entered into certain derivative transactions designed to limit our interest rate risks from changes in interest rates.

Our hedging strategies and other risk management techniques may not be fully effective in mitigating our risk exposure.

We evaluate and review our risk management policies and procedures on a regular basis and expect to continue to do so in the future. Nonetheless, our hedging strategies and other risk management techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Some of our methods of managing risk are based upon our use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. Our hedging strategies and other risk management techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Risks Relating to Our Reported Financial Results

The preparation of our future financial statements in accordance with IFRS may have a significant effect on our reported financial results.

HTCC and Invitel Holdings financial statements included in this Offering Memorandum, including for the years ended December 31, 2008 and 2007 and for the three and nine months ended September 30, 2009, are prepared in accordance with U.S. GAAP. As an SEC foreign private issuer, Invitel Holdings will report its future results in accordance with International Financial Reporting Standards (“IFRS”). The application by us of different accounting standards, a change in the rules of IFRS, may have a significant effect on our reported financial results and may cause our full year results for 2009 to differ materially from our financial information included herein.

We are subject to fluctuations in currency exchange rates which could have an adverse effect on our reported financial results.

Under the Indenture, we will report our financial results in Euro, and we expect that a substantial portion of our revenue, expenses and liabilities for these periods were in currencies other than the Euro, mainly Hungarian forint.

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Effect on Revenue and Expense Translation in Our Statement of Operations. Changes in the Hungarian forint/Euro exchange rate will have an impact on the amounts reported by us in our financial statements when we translate such forint amounts into Euro for reporting purposes. For example, if we have the same amount of revenue in Hungarian forint during two consecutive financial reporting periods and the value of the Hungarian forint appreciates against the Euro during the second financial reporting period as compared to the first financial reporting period, we would report higher revenue in Euro during the second financial reporting period even though the amount of revenue in Hungarian forint remained the same during each of the two financial reporting periods. Conversely, if the Hungarian forint weakened against the Euro during the second financial reporting period as compared to the first financial reporting period, we would report lower revenue in Euro during the second financial reporting period even though the amount of revenue in Hungarian forint remained the same during each of the two financial reporting periods.

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Subsidiary Debt Denominated in a Currency Other than the Hungarian Forint — Effect on Statement of Operations — Our Hungarian subsidiaries’ functional currency for accounting purposes is the Hungarian forint. Invitel ZRt, our operating subsidiary, for example, has debt denominated in a currency other than the Hungarian forint (Euro). When Invitel ZRt prepares its balance sheet, it must re-value debt amounts denominated in currencies other than the Hungarian forint into Hungarian forint at the exchange rate in effect at the balance sheet date. Therefore, if Invitel ZRt were to hold the same amount of Euro-denominated debt on two consecutive balance sheet reporting dates, and if the Hungarian forint appreciated against the Euro on the second balance sheet reporting date as compared to the first balance sheet reporting date, Invitel ZRt would report less debt in Hungarian forint on its balance sheet, with respect to the Euro-denominated debt, even though the amount of Euro-denominated debt was the same on both balance sheet reporting dates. The difference in the amount of Hungarian forint reported for the Euro-denominated debt for the two periods would now be translated back into Euro at the average Hungarian forint/Euro exchange rate for the second period and be recorded as a foreign exchange gain for the period on our Consolidated Statement of Operations. Conversely, if the Hungarian forint depreciated against the Euro on the second balance sheet reporting date as compared to the first balance sheet reporting date, Invitel ZRt would report more debt in Hungarian forint on its balance sheet, with respect to the Euro-denominated debt, even though the amount of Euro-denominated debt was the same on both balance sheet reporting dates. In this case, the difference in the amount of Hungarian forint reported for the Euro-denominated debt for the two periods would be translated back into Euro at the average Hungarian forint/Euro exchange rate for the second period and be recorded as a foreign exchange loss for the period on our Consolidated Statement of Operations.

In addition, our operations in other jurisdictions may be subject to similar exchange rate risks.

As a result of the above, while our reported financial performance may change, a significant portion of such change may be due to currency fluctuations.

Changes in foreign laws, including tax law changes, could adversely affect us, our subsidiaries and our shareholders.

Changes in tax laws, treaties or regulations or the interpretation or enforcement thereof could adversely affect the tax consequences of the Reorganization to us, our subsidiaries and our shareholders. In addition, the IRS, SKAT, APEH, the local Hungarian tax authorities or other taxing authorities may not agree with our assessment of the effects of such laws, treaties and regulations, which could have a material adverse effect on the tax consequences of the Reorganization.

We may not benefit from the Reorganization because of changes in tax laws and other factors.

Many factors could affect the outcome of the Reorganization, and some or all of the anticipated benefits of the Reorganization may not occur. The anticipated enhancement to our structuring flexibility with respect to a potential sale of the company or asset dispositions may not prove valuable if such sale or dispositions do not take place. In addition, the anticipated reduction of SEC reporting requirements and related expenses may not be achieved in the event of changes to the SEC rules applicable to foreign private issuers. If opportunities for us to acquire additional European assets using our shares as consideration do not materialize, the Reorganization may not prove as useful for this purpose as we anticipate. With regard to the simplification of our tax position, we have obtained a ruling from the Danish authorities that, subject to the facts and assumptions presented by us, we will not be taxable in Denmark. We have also obtained a ruling from the Hungarian tax authority that we will only be resident in Hungary for corporate income tax purposes. Changes in existing or proposed tax laws in Hungary or Denmark may result in the Reorganization not achieving some or all of its anticipated benefits.

We are subject to currency exchange rate risks.

Because we generate a substantial amount of our revenue in Hungarian forint, our ability to repay debt and other liabilities denominated in Euro may be adversely affected by the weakening of the Hungarian forint against the Euro. Substantially all of our debt is denominated in Euro. If the Hungarian forint were to weaken against the Euro, we would be required to use a greater amount of Hungarian forint to meet our payment obligations under our Euro-denominated debt. Therefore, fluctuations in the exchange rate of the Hungarian forint to the Euro could adversely affect our ability to service our debt. We have, however, entered into certain derivative transactions to limit our currency exchange rate risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The failure of our internal control over financial reporting could harm our business and financial results.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States and IFRS. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of the financial statements; providing reasonable assurance that receipts and expenditures of our assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Any failure to maintain an effective system of internal control over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

We expect we will no longer be subject to SEC compliance during 2010.

We expect during 2010 that we will deregister with the SEC. Following a deregistration we will no longer be subject to compliance with SEC rules and regulations. While we will continue to comply with reporting and other standards applicable to us, including reporting under the Indenture, the standards applicable to us may be different than those imposed by the SEC.

The internal control over financial reporting of Invitel International AG (formerly Memorex Telex Communications) and its subsidiaries, which we acquired in March 2008 has not yet been evaluated in accordance with the provisions of the Sarbanes Oxley Act of 2002, (“Sarbanes Oxley”) and any deficiencies in Invitel International’s internal controls or disclosure controls and procedures that we may find would require us to spend resources to correct those deficiencies and could adversely affect market confidence in our reported consolidated financial information and the market price of our securities.

Maintaining effective internal control over financial reporting at Invitel International and its subsidiaries is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. We are currently subject to Sections 302, 404 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting. Because Invitel International was previously a private company, it has not been subject to Sarbanes-Oxley. As a private company, Invitel International and its subsidiaries did not operate under a fully documented system for accounting and internal control over financial reporting and was not required to maintain the disclosure controls and procedures applicable to public companies. As an SEC reporting company, we are required to confirm and document control structure as of December 31, 2009. If we are unable to sufficiently integrate Invitel International’s control structure and our own existing control structure or correct any deficiencies identified in a timely manner, we may conclude that our disclosure controls and procedures are not effective or that these circumstances constitute a material weakness in our internal control over financial reporting. If we were to reach such a conclusion, our management would be unable to conclude in their reports that our internal control over financial reporting was effective.

Other Risks

We are subject to periodic audits and reviews by government agencies.

We are subject to periodic audits or other reviews by such governmental agencies as well as governmental agencies in Hungary and other countries in Central and South Eastern Europe in which we operate. Any such examination or review requires management’s time and a diversion of internal resources and, in the event of an unfavorable outcome, may result in additional liabilities or adjustments to our historical financial results.

We have a controlling shareholder whose interests may be different from the holders of Notes.

Mid Europa has, directly or indirectly, the power to affect our business through its ability to control actions that require shareholder approval and through its representatives on our board of directors. The interests of Mid Europa and those of the holders of Notes may differ with respect to some matters. Conflicts between Mid Europa and holders of Notes may arise with respect to, among other things, our strategic direction and significant corporate transactions, conflicts related to corporate opportunities that could be pursued by us on the one hand, or by Mid Europa, on the other hand, or other contractual relationships between us and Mid Europa or its affiliates. We cannot anticipate in what form such differing interests may arise.

Our financial condition and prospects may be materially adversely affected by further ratings downgrades.

As of December 4, 2009, our Corporate Credit Rating by Standard & Poor’s was rated CCC+/Outlook Stable. As of December 4, 2009, our Corporate Family Rating by Moody’s was rated B3. A downgrade in our credit rating or other adverse actions by rating agencies could increase our borrowing costs for future financings and signal an increase in the risk of default on our debt obligations. If Standard & Poor’s or Moody’s were to downgrade our long-term debt ratings, our ability to borrow would be adversely affected and our future borrowing costs would likely increase with resulting reductions in net income in future periods or increases in net losses.

Risks Relating to the Notes and Our Existing Debt

Our substantial debt could adversely affect our financial position and may limit our ability to take certain actions. Our debt also requires us to dedicate a large portion of our cash flow from operations to fund debt payments, reducing our ability to use such cash flows to fund working capital or capital expenditures.

We have a significant amount of debt and significant debt service obligations. As of September 30, 2009, on an as adjusted basis giving effect to the Recapitalization and the Refinancing, the total third-party cash pay debt of Matel and its subsidiaries was approximately €484.9 million. Our substantial debt could have important adverse consequences for us. For example, our substantial debt:

•

will require us to dedicate a large portion of our cash flows from operations to fund payments on our debt, thereby reducing the availability of our cash flows to fund working capital, capital expenditures and other general corporate needs;

•	will increase our vulnerability to adverse general economic or industry conditions;

•	could limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	could limit our ability to raise additional debt or equity capital in the future;

•	could restrict us from making strategic acquisitions or exploiting business opportunities;

•	could make it more difficult for us to satisfy our obligations with respect to our debt; and

•	could place us at a competitive disadvantage compared to our competitors that have less debt.

We may be able to incur substantially more debt in the future which would increase our leverage risks.

We may be able to incur substantial additional debt in the future. Although the Indenture and the 2007 Notes Indenture and the agreements governing our other debt contain restrictions as to the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions and additional debt incurred, albeit in compliance with these restrictions, could be substantial. To the extent new debt is added to our current debt level, the substantial leverage risks described above would increase.

Our ability to generate cash depends on many factors beyond our control, and we may not be able to generate sufficient cash to service our debt.

Our ability to make principal or interest payments when due or refinance our debt will depend upon our future operating performance and our ability to generate cash, which will be affected by general economic, financial, competitive, regulatory and business factors, as well as other factors discussed in “Risk Factors” some of which may be beyond our control.

We anticipate that our operating cash flows will be sufficient to meet anticipated future operating expenses and to fund capital expenditures. However, we cannot assure you that our business will generate sufficient cash flows from operations, that currently anticipated revenue growth and operating improvements will be realized, or that future borrowings will be available to us in amounts sufficient to enable us to pay our debt or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may be required to:

•	reduce or delay capital expenditures;

•	limit our growth;

•	seek additional debt financing or equity capital;

•	sell assets; or

•	restructure or refinance our debt.

If we are required to reduce or delay capital expenditures, limit our growth, seek additional debt or equity capital, forego opportunities, sell assets or restructure or refinance our debt in order to meet our debt service obligations or fund our other liquidity needs, we cannot assure you that any of these actions could be effected on favorable terms or at all.

The Indenture and the 2007 Notes Indenture and the agreements governing our other debt impose restrictions on our ability to take certain actions. We cannot assure you that the operating and financial restrictions and covenants in our debt instruments, including the Indenture and the 2007 Notes Indenture, will not adversely affect our ability to finance our future operations or capital needs, or engage in other business activities that may be in our best interest.

The Indenture and the 2007 Notes Indenture and the agreements governing our other debt contain restrictions that substantially limit the financial and operational flexibility of our subsidiaries. In particular, these agreements place limits on our ability to incur additional debt, grant security interests to third persons, dispose of material assets, undertake organizational measures such as mergers, changes of corporate form, joint ventures or similar transactions and enter into transactions with related parties. Other limitations in the Indenture, the 2007 Notes Indenture and such agreements restrict our ability to pay dividends. Our ability to comply with these provisions may be affected by changes in economic or business conditions or other events beyond our control.

If we do not comply with the covenants and restrictions in the Indenture and the 2007 Notes Indenture, we could be in default under those agreements. Any default under the Indenture and the 2007 Notes Indenture could lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross default provisions. If our obligations under the Notes were to be accelerated, it is possible that the collateral would not be sufficient to repay such debt in full.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables provide a summary of the consolidated financial statements of HTCC (the predecessor of Invitel Holdings) as of and for the years ended December 31, 2008 and 2007 and the consolidated interim financial statements of Invitel Holdings as of and for the nine months ended September 30, 2009 and 2008. The summary consolidated financial statements as of and for the years ended December 31, 2008 and 2007 should be read in conjunction with the audited consolidated financial statements of HTCC as of and for the years ended December 31, 2008 and 2007 and the accompanying notes thereto included elsewhere in this Offering Memorandum. The summary consolidated financial statements as of and for the nine months ended September 30, 2009 and 2008 should be read in conjunction with the unaudited consolidated interim financial statements of Invitel Holdings as of and for the three and nine months ended September 30, 2009 and 2008 and the accompanying notes thereto included elsewhere in this Offering Memorandum. The audited consolidated financial statements and the unaudited consolidated interim financial statements and the accompanying notes thereto have been prepared in accordance with U.S. GAAP (see “Presentation of Financial Information.”)

Unless specified otherwise, the consolidated financial information included in this Offering Memorandum relates to Invitel Holdings, the indirect parent of Matel (the Issuer). Invitel Holdings will not guarantee or otherwise provide credit support for the Notes. We have included in this Offering Memorandum the audited financial statements of Matel as of and for the years ended December 31, 2008 and 2007, which have been prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP, and thus financials statements prepared under different standards may not be directly comparable. See “Summary of Certain Differences Between IFRS as compared to U.S. GAAP.” Matel prepares only annual financial statements and does not prepare interim financial statements. Therefore, no financial statements are available for Matel for any period subsequent to December 31, 2008.

The audited consolidated financial statements of HTCC for the years ended December 31, 2008 and 2007 included in this Offering Memorandum are presented in U.S. dollars. In 2009, Invitel Holdings changed its reporting currency from U.S. dollars to Euro after becoming an SEC foreign private issuer. As such, the unaudited consolidated interim financial statements of Invitel Holdings for the three and nine month period ended September 30, 2009 and 2008 included in this Offering Memorandum are presented in Euro. The audited financial statements of Matel included in this Offering Memorandum are presented in Euro. For your convenience, we have translated certain U.S. dollar amounts with respect to HTCC’s financial statements for the years ended December 31, 2008 and 2007 into Euro. Unless otherwise indicated, Euro translations have been made using the Bloomberg composite rate taken in London (the “Bloomberg Composite Rate”) of the Euro on September 30, 2009 which was €1.00 = $1.50989. You should not view such translation as a representation that such U.S. dollar amounts actually represent such Euro amounts, or could be or could have been converted into Euro at the rate indicated or at any other rate.

As described in this Offering Memorandum, Invitel Holdings intends to deregister as an SEC filer during 2010, after which time it will no longer be required to file reports with the SEC, but will continue to be subject to the reporting requirements specified under the Indenture governing the Notes and the 2007 Notes Indenture.

HTCC and Invitel Holdings has historically prepared financial statements in accordance with U.S. GAAP. In February 2009, in connection with the Reorganization, Invitel Holdings changed its place of incorporation from Delaware to Denmark, becoming a foreign private issuer. The SEC permits foreign private issuers to file financial statements prepared in accordance with IFRS. As a foreign private issuer, Invitel Holdings is preparing financial statements for the year ending December 31, 2009 in accordance with IFRS. The application of IFRS may significantly effect reported financial results and could cause the full year results to differ materially from previously reported financial information. For HTCC and Invitel Holdings.

The unaudited pro forma financial data is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Invitel Holding would have been had the Recapitalization and the Refinancing occurred on the dates assumed, nor is it necessarily indicative of future results of operations or financial position.

We encourage you to read the information contained in this section in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of and for the year ended December 31,				As of and for the nine months ended September 30,
	2007		2008		2008	2009
	($ in millions)	(€ in millions)(1)	($ in millions)	(€ in millions)(1)	(€ in millions)	(€ in millions)
	(audited)	(unaudited)	(audited)	(unaudited)	(unaudited)
Statement of Operations Data:
Total operating revenue	385.2	255.1	555.0	367.6	284.4	242.7
Segment gross margin(2)	253.4	167.8	393.4	260.6	201.9	181.9
Segment gross margin (%) (unaudited)	66%	66%	71%	71%	71%	75%
Operating expenses	(260.0)	(172.2)	(345.1)	(228.6)	(175.6)	(140.9)
Depreciation and amortization	(79.0)	(52.3)	(128.8)	(85.3)	(61.1)	(55.3)

Income from operations	46.2	30.6	81.1	53.7	47.7	46.5
Net financial expenses(3)	(139.3)	(92.3)	(131.7)	(87.2)	(63.6)	(92.8)

Net Income (loss) before tax	(93.1)	(61.7)	(50.6)	(33.5)	(15.9)	(46.3)
Income taxes expense	(3.3)	(2.2)	(18.5)	(12.3)	(12.9)	4.7

Net Income (loss) after tax	(96.4)	(63.9)	(69.1)	(45.8)	(28.8)	(41.6)

Balance Sheet Data:
Cash and cash equivalents	20.9	13.8	40.3	26.7	16.3	21.9
Net working capital(4)	(37.4)	(24.8)	(81.0)	(53.6)	(29.0)	(21.8)
Total assets	1,110.2	735.3	1,251.3	828.7	889.7	827.2
Cash-pay third party debt(5)	645.4	427.4	767.8	508.5	526.3	532.3
Non-cash pay third party debt(6)	204.6	135.5	224.1	148.4	146.4	173.4
Total third-party debt(7)	850.0	562.9	991.9	656.9	672.7	705.7
Subordinated shareholder loan(8)	—	—	—	—	—	38.0
Shareholders’ equity(9)	21.1	14.0	(56.6)	(37.5)	(2.9)	(84.6)

Cash Flow Data:
Net cash flow provided by operating activities	104.8	69.4	136.5	90.4	53.5	57.1
Net cash flow used in investing activities(12)	(189.7)	(125.6)	(155.2)	(102.8)	(88.6)	(62.7)
Net cash flow from financing activities	84.5	56.0	43.2	28.6	36.6	0.2
Net increase (decrease) in cash and cash equivalents	2.1	1.4	19.4	12.8	2.9	(6.7)

	As of and for the year ended December 31,				As of and for the nine months ended September 30,
	2007		2008		2008	2009
	($ in millions)	(€ in millions)(1)	($ in millions)	(€ in millions)(1)	(€ in millions)	(€ in millions)

Other Data:
EBITDA(10)	125.2	82.9	209.9	139.0	108.8	101.8
Adjusted EBITDA(11)	148.3	98.2	243.6	161.3	123.9	112.0
Capital expenditures(12)	65.7	43.5	115.1	76.2	53.2	54.2
Net cash-pay interest expense(13)	(37.0)	(24.5)	(69.3)	(45.9)	(35.2)	(30.9)
Net cash-pay third party debt(14)	624.5	413.6	727.5	481.8	510.0	510.4
Net total third party debt(15)	829.1	549.1	951.6	630.2	656.4	683.8

(1)	Euro denominated amounts as of and for the years ended December 31, 2007 and December 31, 2008 are a convenience translation of the audited U.S. dollar denominated accounts based on a €/U.S. dollar exchange rate of €1.00=$1.50989 as of September 30, 2009.
(2)	Segment gross margin consists of segment revenue minus segment cost of sales for each of our operating segments. For a description of the reconciliation of segment gross margin to income from operations, see “Management’s Discussion and Analysis of Financial Condition and Result of Operations.”
(3)	Net financial expenses include interest income, interest expense (including amortisation of bond discount and deferred borrowing costs), net foreign exchange gains / losses, gains / losses from fair value changes of derivative financial instruments, gains / losses from fair value changes of warrants and other, net.

(4)	We define net working capital as total current assets (excluding cash and cash equivalents and current assets relating to derivative financial instruments) less current liabilities (excluding current liabilities relating to derivative financial instruments, current obligations under capital leases and the current instalments of long term debt).
(5)	Cash-pay third party debt includes debt under the Facilities Agreement / Amended Senior Facilities Agreement, the 2004 Notes and related bond discount, the 2007 Notes, the Yapi Bank Loan, the Preps Loans, the Subordinated Term Loan and excludes liabilities related to capital leases and deferred borrowing costs.
(6)	Non-cash pay third party debt includes the PIK Notes and related bond discount. The PIK Notes are indebtedness of Holdco I, an indirect parent of Matel, and are not included in Matel’s financial statements.
(7)	Total third party debt includes cash-pay third party debt plus non-cash pay third party debt and excludes net liabilities relating to derivative financial instruments and capital leases.
(8)	Subordinated shareholder loan include the TDC PIK Loan and its capitalized accrued interest. In connection with the Refinancing the Subordinated shareholder loan will become the obligation of Holdco I and will not be included in Matel’s financial statements. See “Summary — Recent Transactions”
(9)	Shareholders’ equity includes minority interest.
(10)	We define EBITDA as net income (loss) plus income taxes, financial income, financial expenses and depreciation and amortisation. Other companies in our industry may calculate EBITDA in a different manner. EBITDA is not a measurement of financial performance under IFRS or U.S. GAAP and should not be considered as an alternative to net gain or to cash flow from operating, investing or financing activities, as a measure of liquidity or an indicator of our operating performance or any other measures of performance derived in accordance with IFRS or U.S. GAAP. Although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements. In addition, EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments. Management uses EBITDA as a tool for various purposes including measuring and evaluating our financial and operational performance, making compensation decisions, planning and budgeting decisions and financial planning purposes. We believe that the presentation of EBITDA is useful for investors because it reflects management’s view of core operations and cash flow generation upon which management bases financial, operational and planning decisions and presents measurements that investors and their lending banks have indicated to management are important in assessing us and our liquidity. Management compensates for the shortcomings of this measure of financial performance by utilising it in conjunction with financial measures under IFRS and U.S. GAAP. See “Presentation of Financial Information.” EBITDA is reconciled to net income (loss) as follows:

	As of and for the year ended December 31,				As of and for the nine months ended September 30,
	2007		2008		2008	2009
	($ millions)	(€ millions)	($ millions)	(€ millions)	(€ millions)	(€ millions)
Net income (loss)	(96.4)	(63.9)	(69.1)	(45.8)	(28.8)	(41.6)
Income taxes	3.3	2.2	18.5	12.3	12.9	(4.7)
Gain (loss) on derivatives	69.1	45.8	(3.8)	(2.5)	20.6	14.2
Foreign exchange gain (loss), net	6.5	4.3	23.2	15.4	(14.9)	14.3
Financing expenses, net	63.7	42.2	112.3	74.3	57.9	64.3
Depreciation and amortization	79.0	52.3	128.8	85.3	61.1	55.3
EBITDA	125.2	82.9	209.9	139.0	108.8	101.8

(11)	We define Adjusted EBITDA as EBITDA plus the cost of restructuring, due diligence expenses, non-cash vacation accrual and share-based compensation, non-recurring consulting expenses, Sarbanes-Oxley and compliance expenses and other non-recurring items. The same considerations set forth in footnote 10 above with respect to the uses and limitations of EBITDA apply to Adjusted EBITDA. Adjusted EBITDA is reconciled as follows:

	As of and for the year ended December 31,				As of and for the nine months ended September 30,
	2007		2008		2008	2009
	($ millions)	(€ millions)	($ millions)	(€ millions)	(€ millions)	(€ millions)
EBITDA	125.2	82.9	209.9	139.0	108.8	101.8
Cost of restructuring(a)	17.2	11.4	14.4	9.5	6.9	3.3
Due diligence expenses(b)	0.7	0.5	5.6	3.7	1.6	0.5
Vacation accrual(c)	(0.2)	(0.1)	0.1	0.1	0.5	0.3
Share-based compensation(d)	(1.4)	(0.9)	(3.9)	(2.6)	0.6	(0.5)
Non-recurring consulting expenses(e)	2.2	1.4	3.0	2.0	0.2	3.3
Sarbanes-Oxley and compliance(f)	2.4	1.6	2.8	1.9	1.4	0.8
Other non-recurring items(g)	2.2	1.4	11.7	7.6	3.9	2.4
Adjusted EBITDA	148.3	98.2	243.6	161.3	123.9	112.0

(a)	Cost of restructuring includes non-recurring severance expenses, termination expenses of duplicate telecom infrastructure contracts and lease contract termination expenses relating to reorganization in 2007 due to the Invitel Acquisition and the Tele2 Acquisition and in 2008 due to the Memorex Acquisition. In 2009, cost of restructuring relates to further reorganization at Invitel and Invitel International.
(b)	Due diligence expenses represent legal, financial and other consulting expenses relating to vendor due diligences relating to our business in 2008 and relating to the potential sale of Invitel International in 2009.
(c)	Vacation accrual is a non-cash expense (income) relating to employees’ untaken vacation days.
(d)	Share based compensation includes non-cash expense relating to warrants granted and non-cash expense (income) on the mark-to-market revaluation of outstanding warrants.
(e)	Non-recurring consulting expenses mainly include the cost related to the following projects undertaken by the group: the mobile project in 2007 and 2008 in which we investigated the potential purchase of a mobile license, re-domiciliation in 2008 and 2009, mergers of subsidiaries in the group in 2008 and 2009.
(f)	Sarbanes-Oxley and compliance represents costs associated with being an SEC registrant and include expenses such as Sarbanes-Oxley project and related audit fees, SEC filing fees, proxy fees, SEC listing and other annual fees and Delaware and other US taxes prior to our re-domiciliation in February 2009. In the event that we de-list and de-register, we do not expect to incur such expenses in future periods. See “Summary — Concurrent Transactions”.
(g)	Other non-recurring items include one-off bad debt expenses in 2007 relating to the alignment of provisioning policies of group companies after the Invitel Acquisition, IPTV service development and market assessment related expenses in 2007 and 2008, and Memorex Turkey start-up expenses in 2008.
(12)	Capital expenditures represent the “acquisition of telecommunications network equipment and other intangibles” line item in our consolidated statement of cash flows. Capital expenditures of €20.0 million for the year ended December 31, 2008 and €10.0 million and €12.9 million for the nine months September 30, 2009 and 2008, respectively, related to capital expenditures for the build-up of the Memorex Turkey backbone network and capital expenditures related to wholesale fiber network development projects. Net cash flow used in investing activities includes amounts spent on acquisitions of $107.1 million (€70.9 million) related to the Invitel Acquisition and the Tele2 Acquisition in 2007 and $32.2 million (€21.3 million) related to the Memorex Acquisition in 2008.
(13)	Net cash-pay interest expense equals net interest expense excluding interest on the Subordinated shareholder loan and the the PIK Notes less interest income and excludes the amortisation of deferred borrowing costs and loan discounts and other interest expense.
(14)	Net cash-pay third party debt equals cash-pay third party debt less cash and cash equivalents.
(15)	Net total third party debt equals total third-party debt less cash and cash equivalents.
(16)	Unaudited.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion is based upon our audited consolidated financial statements as of and for the years ended December 31, 2008 and 2007 and our unaudited consolidated interim financial statements as of and for the nine months ended September 30, 2008 and 2009 prepared in accordance with U.S. GAAP.

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “we,” “our” and other similar terms are generally used to refer to our business and our consolidated subsidiaries. In this section, we capitalize references to Mass Market Voice, Mass Market Internet and Business where and to the extent that the references are to our reporting segments in our consolidated financial statements.

You should read this discussion in conjunction with the consolidated financial statements and the accompanying notes included elsewhere in this Offering Memorandum. A summary of the critical accounting estimates that have been applied to our consolidated financial statements is set forth below in “— Critical Accounting Policies.” You should also review the information in the section “Presentation of Financial Information” and “Summary of Certain Differences between IFRS as Compared to U.S. GAAP.” Some of the information in the discussion and analysis set forth below and elsewhere in this Offering Memorandum includes forward-looking statements that involve risks and uncertainties. See “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this Offering Memorandum.

Overview

We are the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services to residential and business customers in our 14 historical concession areas, where we have a dominant market share. We are the number one alternative fixed line operator outside our historical concession areas. We also use our network capacity to transport voice, data and Internet traffic for other telecommunications service providers, and Internet Service Providers (“ISPs”) on a wholesale basis. Our network extends into most other countries in the Central and Eastern European region where we have owned points of presence (“POPs”). We are a leading independent provider of wholesale data and capacity services in the Central and South Eastern European region. We provide telecommunications services in Hungary and in the region through our Hungarian and other operating subsidiaries under our common brand: “Invitel”. We also provide Internet and data services to business customers in Romania through our Romanian subsidiary, Euroweb Romania.

Our historical concession areas are geographically clustered and cover an estimated 2.1 million people, representing approximately 21% of Hungary’s population. Outside our historical concession areas, we believe that we are well positioned to continue to grow our revenue and market share using our owned state-of-the-art backbone network, our experienced sales force and our comprehensive portfolio of services. Our extensive backbone network (comprising approximately 8,500 route km in Hungary) provides us with nationwide and international reach. It allows business customers to be connected directly to our network to access voice, data and Internet services.

Outside Hungary, we are the leading independent provider of wholesale data and capacity services throughout Central and South Eastern Europe. Our regional fiber optic backbone network comprises 23,000 route kilometers of fiber with 40 major points of presence in 19 countries. Our clients include the incumbent telecommunications services providers in these countries as well as alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers. We also provide services to telecommunication services providers from Western Europe and the United States, enabling them to meet the regional demands of their corporate clients.

We have a diversified revenue and cash flow base, making us less susceptible to market pressures in any particular market segment. For the nine months ended September 30, 2009, we derived 24% of our revenue from Mass Market Voice, 10% from Mass Market Internet, 26% from Business and 40% from Wholesale.

As of September 30, 2009, we had approximately 363,000 telephone lines connected to our network within our historical concession areas to service Mass Market Voice customers and we had approximately 386,000 active Mass Market Voice customers outside our historical concession areas connected through Carrier Pre-Selection (“CPS”), Carrier Selection (“CS”) or Local Loop Unbundling (“LLU”). This is compared to December 31, 2008 when we had approximately 382,000 telephone lines in service within our historical concession areas to service Mass Market Voice customers and approximately 440,000 active Mass Market Voice customers connected through indirect access outside our historical concession areas. The decrease in the number of active Mass Market Voice customers outside our historical concession areas from 440,000 as of December 31, 2008 to 386,000 as of September 30, 2009 is due to churn of low value CS customers.

The number of our Mass Market broadband DSL customers has increased from approximately 139,000 as of December 31, 2008 to approximately 146,000 as of September 30, 2009.

In the Business segment, as of September 30, 2009, we had approximately 45,000 voice telephone lines within our historical concession areas compared to approximately 48,000 lines as of December 31, 2008. Outside our historical concession areas, we had approximately 57,000 direct access voice telephone lines and approximately 10,000 indirect access voice telephone lines as of September 30, 2009, compared to approximately 58,000 direct access voice telephone lines and approximately 12,000 indirect access voice telephone lines as of December 31, 2008. We had approximately 17,000 DSL lines and approximately 16,000 leased lines as of September 30, 2009 compared to approximately 17,000 DSL lines and approximately 15,000 leased lines as of December 31, 2008.

In the Wholesale market, we had over 600 customers as of September 30, 2009, which customers include telecommunication services providers from Western Europe and the United States, incumbent telecommunications services providers, alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers.

Macroeconomic Factors

In addition to the factors noted in “Risk Factors,” over the past two years there has been significant fluctuations in the global economy and financial markets, including within the Hungarian economy and financial markets.

From 2001 to 2006, the Republic of Hungary was negatively impacted by inadequate governmental monetary and fiscal policies, which resulted in a state budget deficit that peaked at 10% of gross domestic product (“GDP”) in 2006. Starting in 2006, the Hungarian government introduced austerity measures, including reduced state spending and increased taxes, which were intended to reduce the state budget deficit. Hungary also held back consumption in Hungarian forint by keeping the Hungarian forint interest rate relatively high. These state cutbacks have resulted in lower economic growth (Hungary’s GDP rose by 1.3% in 2007 and decreased by 2.3% in 2008). The high domestic interest rates did, however, lead Hungarian consumers and businesses to take out a majority of their recent loans in foreign currencies, mainly Euro and Swiss francs. These factors have contributed to Hungary’s current trade deficit and large current account deficit (the current account deficit is generally the trade deficit plus interest payments on what the country borrows from foreigners to finance the trade deficit). Hungary’s current account deficit is highly dependent on borrowings in foreign currencies. With lower interest rates on foreign currency loans and a strengthening Hungarian forint, Hungarian businesses and consumers were able to manage their debt repayments. However, with a large current account deficit, a budget deficit, rapid credit growth and a reliance on foreign currency loans, Hungary left itself vulnerable to a financial crisis.

During the recent global financial crisis, risk-averse investors fled riskier debt-laden countries such as Hungary for alternative countries such as the U.S., which resulted in a significant decrease in the value of the Hungarian forint versus the Euro and the U.S. dollar. The Hungarian forint depreciated against the Euro from a rate of 243.17 as of September 30, 2008 to as high as 316.00 as of March 6, 2009. The Hungarian forint depreciated against the U.S. dollar from a rate of 169.15 as of September 30, 2008 to as high as 249.29 as of March 6, 2009. The decreased value of the Hungarian forint made it more difficult for the Hungarian government to raise funds in the government debt market. With a weakened Hungarian forint, new foreign currency loans to Hungarian businesses and consumers declined and Hungarian businesses and consumers had a more difficult time repaying their existing loans denominated in foreign currencies since they need more forint to cover their repayments. With credit squeezed, the Hungarian government, as well as Hungarian businesses and consumers have significantly reduced their investments and spending, which in turn is expected to slow economic growth in Hungary. The Hungarian GDP growth rate for 2009 is estimated to be around -6% to -7%.

Hungary has taken several measures to combat its financial crisis. Hungary reduced its debt issuances for the latter part of 2008 and lowered its government budget deficit target for 2009 (the target for 2009 was 2.9% of GDP). In October 2008, the European Central Bank (the “ECB”) agreed to lend the National Bank of Hungary up to €6.5 billion to help support liquidity. This has enabled Hungary to provide Euro to Hungarian commercial banks, which can swap Hungarian forint for Euro, which enables Hungarian banks to fund their foreign currency loans. In addition, in October 2008, in an effort to defend its currency and staunch an investment outflow, the National Bank of Hungary raised its base rate from 8.5% to 11.5%

In October 2008, the International Monetary Fund (the “IMF”) announced a funding package pursuant to which the IMF would loan Hungary $12.3 billion in addition to an E.U. loan of $8.1 billion and a World Bank loan of $1.4 billion. The IMF package includes measures to maintain liquidity as well as sufficient capital for the banking system.

In April 2009, at the G-20 Summit in London, the G-20 Nations agreed to fund the IMF with an additional $750 billion to combat the global economic downturn. These actions have stabilized the Euro/Hungarian forint exchange rate which is currently trading in to the 265 to 270 range. The National Bank of Hungary has gradually lowered its base rate to 6.50% as of November 23, 2009.

Effect of Economic and Financial Crisis on Business and Financial Covenant Compliance

The economic crisis has had an impact on all of our business segments, particularly our Mass Market segments. Our Mass Market Voice business continues to be impacted by a decreasing number of telephone lines and customers migrating to lower cost packages in our historical concession areas as well as reduced usage both in and outside our historical concession areas. In addition, we have seen the growth in our Mass Market Internet business slow reflecting the slowdown in the whole residential fixed broadband market, as the economy takes a toll on consumer spending. While we expect our Mass Market Internet business to grow again in the future as we expect the broadband penetration rate in Hungary to converge to that of Western Europe, we cannot predict when such growth will begin or the affect that competition, particularly from cable television operators providing broadband Internet service, will have on our DSL broadband business.

Our Business segment operations have also been impacted by the economy as businesses look to cut expenditures and contract renewals become more competitive. While our Wholesale business continues to grow, mainly because of the expansion of our international activities, this market segment is not immune to the effects of a continuing economic slowdown.

While we continue to carefully manage our operating costs and capital expenditure, we cannot at this time predict with certainty the impact such economic conditions will continue to have on our business, both in Hungary and the Central and Eastern European region, with respect to consumer and business spending on our services or on our ability to repay our debt obligations. We do, however, believe that cash provided by our operating activities and our financing activities will provide adequate resources to satisfy our working capital requirements, scheduled principal and interest payments on our debt and our anticipated capital expenditure requirements for the next 12 months. In order to limit our liquidity risk, we recently completed a cash-pay debt restructuring which has lowered our cash pay interest requirements (See Note 10 “Subsequent Events” in Notes to the Unaudited Condensed Consolidated Financial Statements for the Three and Nine Months ended September 30, 2009). However, in light of the unpredictable economic trends, our ability to generate cash sufficient to meet our existing indebtedness obligations could be adversely affected, and we could be required either to find alternate sources of liquidity or to refinance our existing indebtedness in order to avoid defaulting on our debt obligations.

As a result of the recently completed cash-pay debt restructuring (See Note 10 “Subsequent Events” in Notes to the Unaudited Condensed Consolidated Financial Statements for the Three and Nine Months ended September 30, 2009), we also expect that we will continue to be in compliance with all of the financial covenants, as amended, that are contained in our financing agreements. However, in light of the ongoing unpredictable economic trends there can be no assurance that we will continue to be in compliance with these covenants or that we would be able to obtain covenant relief if such covenant relief should become necessary. In addition, the financial covenants contained in our debt agreements are primarily Euro based. Since approximately 70% of our revenue and 72% of our operating expenses are forint based, we face additional foreign exchange rate risk when we convert our revenue and expenses into Euro in order to determine whether we are in compliance with our financial covenants. Failure to comply with these covenants could lead to a default and an acceleration of our debt obligations in future periods.

In order to limit our risk of non-compliance, we have entered into various hedging arrangements to hedge our interest rate and foreign exchange rate risks, which arrangements include interest rate swaps, currency swap agreements, foreign exchange forward agreements and cross-currency interest rate swaps. We have also entered into several currency option transactions to provide additional protection against a significant devaluation of the Hungarian forint versus the Euro through March 2010. See Note 3 “Derivative Financial Instruments” in Notes to the Unaudited Condensed Consolidated Financial Statements for the Three and Nine Months ended September 30, 2009.

Explanation of Income Statement Items

Revenue

Revenue is generated by four principal areas of activity as follows:

Mass Market Voice — The revenue generated from the fixed line voice and voice-related services provided to Mass Market customers within our historical concession areas and outside its historical concession areas in Hungary. Mass Market Voice revenue comprises monthly fees charged for accessing the network, time based fixed-to-mobile, local, long distance and international call charges, interconnect charges on calls terminated in Matel’s network, monthly fees for value added services, subsidies, one-time connection and new service fees, as well as monthly fees for packages with built-in call minutes.

Mass Market Internet — The revenue generated from dial-up and DSL Internet connections provided to Mass Market customers in Hungary both inside and outside the historical concession areas. Mass Market Internet revenue comprises dial-up revenue, which is generated through a combination of time based and access fees, and DSL revenue, which is generated through a variety of monthly packages.

Business — The revenue generated from the fixed line voice, data and Internet services provided to business, government and other institutional customers nationwide. Business revenue comprises access charges, monthly fees, time based fixed-to-mobile, local, long distance and international call charges, interconnect charges on calls terminated in our network, monthly fees for value added services, Internet access packages and regular data transmission services. In addition, Business revenue includes revenue from leased line, Internet and data transmission services which is comprised of fixed monthly rental fees based on the capacity/bandwidth of the service and the distance between the endpoints of the customers.

Wholesale — The revenue generated from voice and data services is provided on a wholesale basis to resellers to use excess network capacity. Wholesale revenue comprises rental payments for high bandwidth leased line services, which are based on the bandwidth of the service and the distance between the endpoints of the customers, and voice transit charges from other Hungarian and international telecommunications service providers, which are based on the number of minutes transited.

Operating Expenses

Principal operating expenses consist of:

•	personnel expenses, including salaries, social security and other contributions, personnel related expenses, contracted employees and expatriate costs and bonuses and charges;

•	headcount related costs, including office, building rental and maintenance, car related and training costs;

•	advertising and marketing costs, including the costs of advertising campaigns and other publicity and market research;

•	network operating expenses, including maintenance costs of its telecommunications infrastructure and license and telecommunications network and equipment rental fees;

•	IT costs including IT maintenance, software license and other IT related costs;

•	bad debt expenses, including provisions for doubtful debts from customers;

•	collection costs, including bank charges in respect of collecting payments from customers;

•	legal and consultant fees paid to auditors, legal and other advisors; and

•	other overhead costs.

Depreciation and Amortization

We charge depreciation to our income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately. Leased assets are depreciated over the shorter of the lease term or their useful lives. Land and capital work in progress are not depreciated.

Intangible assets with a finite useful life are amortized on a straight-line basis over the period in which the asset is expected to be available for use. Intangible assets with an indefinite useful life are reviewed for impairment when there are indicators for impairment.

Historically, we amortized the amounts paid for the right to provide fixed line telecommunications services in our historical concession areas over the 25-year term provided for in the concession contracts. As of January 1, 2008, due to the changes in customer churn rates, we completed a review of the estimated amortization period of such concession rights and as a result of this review the remaining useful life of concession rights was reduced to 3 years. The change of useful life of concession rights was accounted for prospectively from January 1, 2008.

Net Financial Expenses

Our net financial expenses comprise interest expense on borrowings, interest income on funds invested, dividend income, amortization of bond discounts, amortization of deferred borrowing costs calculated using the effective interest rate method, foreign exchange gains and losses and gains and losses resulting from the changes in the fair values of derivative financial instruments.

Income Taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected corporate income tax and Hungarian local business tax payable on taxable income for the year, using tax rates enacted at the balance sheet date and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities, net of valuation allowances, are recognized for the future tax consequences attributable to operating loss and tax credit carry-forwards, and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

Critical Accounting Policies

U.S. GAAP Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This requires management to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. U.S. GAAP provides the framework from which to make these estimates, assumptions and disclosures. We choose accounting policies within U.S. GAAP that we believe are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. We regularly assess these policies in light of current and forecasted economic and regulatory conditions. We believe the following accounting policies are critical to understanding our results of operations and the effect of the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition — Revenues are primarily earned from providing access to and usage of our networks and facilities. Access revenue is billed one month in advance and recognized the following month when earned. Revenues based on measured traffic are recognized when the service is rendered. Revenue from connection fees is deferred over the term of the related contract. Wholesale data revenue from leased lines is based on the bandwidth of the service and the particular route involved and is recognized in the period of usage or when the service is available to the customer. From time to time, we sell fiber optical assets to other telecommunications companies. Revenue is recognized as and when the transfer of ownership is complete.

Subscriber acquisition costs are fees paid to our internal sales force and fees paid to third party sales agents. We capitalize subscriber acquisition costs that relate to fixed term subscriber contracts. Such capitalized subscriber acquisition costs are amortized over the period of the related subscriber contracts.

Goodwill — Goodwill is calculated as the amount of the fair value of the purchase price paid over the fair value of the net assets acquired in a business combination. The fair values of the assets are determined using different valuation techniques depending on the nature of the assets. Goodwill is allocated to reporting units, which are defined as either an operating segment or one level below an operating segment. We have ten reporting units. Goodwill and indefinite-lived intangible assets are not amortized but rather tested at least annually for impairment.

During 2008 and 2007 we performed the required annual impairment test with respect to goodwill at the reporting unit level. The first step of this test requires us to compare the carrying value of any reporting unit that has goodwill to the estimated fair value of the reporting unit. We use a discounted cash flow model (“DCF model”) to estimate the fair value of the reporting unit. A number of estimates and assumptions are involved in the application of the DCF model, such as sales volumes, prices, working capital changes and discount rates. Cash flow forecast are based on approved business plans for the operating segments. If the current fair value is less than the carrying value, then we will perform the second step of the impairment test. This second step requires us to measure the excess of the recorded goodwill over the current implied value of the goodwill, and to record any excess as impairment. Based upon the results, we concluded that there was no impairment of the carrying value of goodwill or indefinite-lived intangible assets reported in our financial statements for the years ended December 31, 2008 and 2007.

Long-lived Assets — Long-lived assets, consisting primarily of property, plant and equipment and intangible assets comprise a significant portion of our total assets.

Changes in technology, changes in our intended use of these assets and/or changes in the regulatory environment may cause the estimated period of use or the value of these assets to change. These assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Estimates and assumptions used in both setting depreciable lives and reviewing recoverability require both judgment and estimation by management. Impairment is deemed to have occurred if projected undiscounted cash flows related to the asset are less than its carrying value. If impairment is deemed to have occurred, the carrying values of the assets are written down to their fair value, through a charge against earnings.

Intangible Assets — Other intangible assets that have finite useful lives (whether or not acquired in a business combination) are amortized over their estimated useful lives. Other intangible assets, all of which have finite lives, consist of concession rights, software, property rights, capitalized subscriber acquisition costs and other intangible assets. Property rights include rights of use and rights of way. The rights of way allow us to operate our country-wide telecommunications network along the railroad tracks owned by the Hungarian National Railway (“MAV”). Rights of use refer to the rights to use networks owned by third parties.

The estimated useful lives of other intangible assets are as follows:

Customer relationships	16 years

Trademark	Indefinite

Concession rights	2 years remaining

Property rights	1- 43 years

Software	1 to 3 years

Other	1 to 4 years

We evaluate the carrying value of other intangible assets to be held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of an intangible asset is considered impaired when the projected undiscounted future cash flows related to the asset are less than its carrying value. We measure impairment based on the amount by which the carrying value of the respective asset exceeds its fair value. Fair value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved. Losses on intangible assets to be disposed of are determined in a similar manner, except that fair values are reduced for the estimated costs of disposal.

Contingent Liabilities — We establish accruals for estimated loss contingencies when we determine that a loss is probable and the amount of the loss can be reasonably estimated. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect our previous assessments as to the likelihood of and estimated amount of loss. Accruals for contingent liabilities are based upon our assumptions and estimates, after giving consideration to the advice of legal counsel and other information relevant to the assessment of the probable outcome of the matter. Should the outcome differ from the assumptions and estimates, revisions to the estimated accruals for contingent liabilities would be required.

Derivative Financial Instruments — We account for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended, which requires that all derivative instruments be recorded on the balance sheet as either assets or liabilities and be measured at their respective fair values. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated as a hedge and if so, the type of hedge and its effectiveness as a hedge.

We engage in foreign currency and interest rate hedging activities to reduce the risk that changes in currency exchange rates and interest rates will adversely affect the eventual net cash flows resulting from our debt obligations.

In the ordinary course of business, we enter into contractual arrangements with other telecommunications service providers to provide and receive telephone services, and for other services such as the lease of office space. Certain of these arrangements are denominated in currencies other than the functional currency of either party, and are required to be accounted for separately from the host contract as derivatives at fair value. Changes in fair value of such derivatives are accounted for as a gain or loss on derivative instruments.

We usually enter into derivative financial instruments based on industry standard master agreements. When such master agreements allow the netting of receivables and payables related to different derivative transactions, we offset the negative and positive fair values in the balance sheet outstanding with respect to contracts with the same counterparty.

Income Taxes — Deferred tax assets and liabilities, net of valuation allowances, are recognized for the future tax consequences attributable to operating loss and tax credit carry-forwards, and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

In assessing the realization of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider projected future taxable income and tax planning in making these assessments. Actual income taxes could vary from these estimates due to future changes in the income tax laws or the results from reviews of our tax returns by taxing authorities.

We classify interest and penalties related to uncertain tax positions in income tax expense.

Comparison of the Nine Months Ended September 30, 2009 and Nine Months Ended September 30, 2008

The functional currency of our Hungarian subsidiaries is the forint, the functional currency of Invitel International and its subsidiaries is the Euro and the functional currency of our other subsidiaries outside Hungary is the applicable local currency. The average Euro/forint exchange rate for the nine months ended September 30, 2009 was 283.82, compared to an average Euro/forint exchange rate for the nine months ended September 30, 2008 of 247.69. When comparing the nine months ended September 30, 2009 to the nine months ended September 30, 2008, you should note that Euro reported amounts have been affected by the 15% depreciation of the forint against the Euro.

Our results have also been affected by the inclusion of Invitel International from March 5, 2008, the date of the Invitel International Acquisition. Our results for the nine months ended September 30, 2008 include the results of Invitel International for only seven months.

Revenue

	Nine Months Ended September 30,
	2008	2009	% change
	(Euro in millions)

Mass Market Voice	83.8	58.3	(30)%

Business	76.8	61.8	(20)%

Mass Market Internet	28.4	24.5	(14)%

Wholesale	95.4	98.1	3%

Total Revenue	284.4	242.7	(15)%

Our revenue decreased by €41.7 million, or 15% for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008. In functional currency terms, total revenue was approximately on the same level as in the same period of the previous year. The decrease in segment revenues is attributable to the factors described below.

Mass Market Voice

Our Mass Market Voice revenue was €58.3 million for the nine months ended September 30, 2009 compared to €83.8 million for the nine months ended September 30, 2008, representing a decrease of €25.5 million or 30%. This decrease is mainly due to the decrease in the number of our Mass Market Voice customers in our historical concession areas and the 15% depreciation of the forint against the Euro during the nine months ended September 30, 2009 compared to the prior year.

The number of Mass Market Voice telephone lines within our historical concession areas was approximately 363,000 as of September 30, 2009 compared to 389,000 as of September 30, 2008 and the number of Carrier Selection (“CS”) and Carrier Pre-Selection (“CPS”) customers that represents our customer base outside our historical concession areas was approximately 386,000 as of September 30, 2009 compared to 526,000 as of September 30, 2008. The decrease in the number of active Mass Market Voice customers outside our historical concession areas is due to churn of low value CS customers.

Business

Our Business revenue was €61.8 million for the nine months ended September 30, 2009 compared to €76.8 million for the nine months ended September 30, 2008, representing a €15.0 million or 20% decrease. This decrease was primarily due to the decrease in our Business voice revenue which was attributable to the loss of lines and the 15% depreciation of the forint against the Euro during the nine months ended September 30, 2009 compared to the prior year.

The number of Business voice telephone lines inside our historical concession areas was approximately 45,000 as of September 30, 2009 compared to 47,000 as of September 30, 2008. The number of direct access Business voice telephone lines outside our historical concession areas was approximately 57,000 as of September 30, 2009 compared to 59,000 as of September 30, 2008 and the number of indirect access Business voice telephone lines outside our historical concession areas was approximately 10,000 as of September 30, 2009 compared to approximately 12,000 as of September 30, 2008. In addition, we had approximately 17,000 DSL lines and approximately 16,000 leased lines as of September 30, 2009 compared to approximately 18,000 DSL lines and approximately 15,000 leased lines as of September 30, 2008.

Mass Market Internet

Our Mass Market Internet revenue was €24.5 million for the nine months ended September 30, 2009 compared to €28.4 million for the nine months ended September 30, 2008, representing a €3.9 million or 14% decrease. Although our broadband DSL customer base increased, the decline was due to the 15% depreciation of the forint against the Euro during the nine months ended September 30, 2009 compared to the prior year and lower prices due to competition.

As of September 30, 2009 we had approximately 146,000 broadband DSL customers compared to approximately 135,000 broadband DSL customers as of September 30, 2008, which represents a 8% increase.

Wholesale

Our Wholesale revenue was €98.1 million for the nine months ended September 30, 2008 compared to €95.4 million for the nine months ended September 30, 2008, representing a €2.7 million or 3% increase. This increase is primarily attributable to the fact that for the nine months ended September 30, 2009, Invitel International’s Wholesale revenue was included for the entire period, compared to the period of the nine months ended September 30, 2008, when Invitel International’s Wholesale revenue was included for only four months, which had an impact of €10.3 million.

Cost of Sales

	Nine Months Ended September 30,
	2008	2009
	(Euro in millions)

Segment cost of sales	82.4	60.9

Cost of sales, at the segment level, totaled €60.9 million for the nine months ended September 30, 2009 and €82.4 million for the nine months ended September 30, 2008, representing a decrease of €21.5 million or 26%. This decrease is due to the decrease in interconnect expenses attributable to the decrease in lines and the 15% depreciation of the forint against the Euro during the nine months ended September 30, 2009 compared to the prior year.

The following table presents a reconciliation of segment cost of sales to cost of sales as per our Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the nine months ended September 30, 2009 and 2008:

	Nine Months Ended September 30,
	2008	2009
	(Euro in millions)

Segment cost of sales	82.4	60.9

Backbone rental expenses	11.2	10.1

Network operating expenses	12.5	13.3

Direct personnel expenses	10.3	9.9

Total cost of sales (exclusive of depreciation)	116.4	94.2

Segment gross Margin

	Nine Months Ended September 30,
	2008	2009	% change
	(Euro in millions)

Mass Market Voice	66.4	48.4	(27)%

Business	58.6	47.7	(19)%

Mass Market Internet	23.5	20.0	(15)%

Wholesale	53.4	65.8	23%

Segment Gross Margin	201.9	181.9	(10)%

Backbone rental expenses	(11.2)	(10.1)

Network operating expenses	(12.5)	(13.3)

Direct personnel expenses	(10.3)	(9.9)

Selling, general and administrative	(59.2)	(46.8)

Depreciation and amortization	(61.1)	(55.3)

Income from operations	47.6	46.5

Our segment gross margin changed from €201.9 million for the nine months ended September 30, 2008 to €181.9 million for the nine months ended September 30, 2009, representing a decrease of €20.0 million or 10%. This decrease is attributable to the factors described below.

Mass Market Voice

Our Mass Market Voice gross margin was €48.4 million for the nine months ended September 30, 2009 compared to €66.4 million for the nine months ended September 30, 2008, representing a decrease of €18.0 million or 27%. This decrease is mainly due to the decrease in our Mass Market Voice revenue and the 15% depreciation of the forint against the Euro during the nine months ended September 30, 2009 compared to the prior year.

Business

Our Business gross margin was €47.7 million for the nine months ended September 30, 2009 compared to €58.6 million for the nine months ended September 30, 2008, representing a decrease of €10.9 million or 19%. This decrease is mainly due to the decrease in Business voice revenue and the 15% depreciation of the forint against the Euro during the nine months ended September 30, 2009 compared to the prior year.

Mass Market Internet

Our Mass Market Internet gross margin was €20.0 million for the nine months ended September 30, 2009 compared to €23.5 million for the nine months ended September 30, 2008, representing a decrease of €3.5 million or 15%. This decrease is mainly due to the 15% depreciation of the forint against the Euro during the nine months ended September 30, 2009 compared to the prior year.

Wholesale

Our Wholesale gross margin was €65.8 million for the nine months ended September 30, 2009 compared to €53.4 million for the nine months ended September 30, 2008, representing an increase of €12.4 million or 23% This increase is primarily attributable to the fact that for the nine months ended September 30, 2009 Invitel International’s Wholesale gross margin was included for the entire period, compared to the period of the nine months ended September 30, 2008, when Invitel International’s Wholesale gross margin was included for only seven months, which resulted in an additional gross margin of €10.3 million.

Selling, General and Administrative

	Nine Months Ended September 30,
	2008	2009
	(Euro in millions)

Segment selling, general and administrative	93.2	80.1

Our selling, general and administrative expenses at the segment level, decreased by €13.1 million from €93.2 million for the nine months ended September 30, 2008 to €80.1 million for the nine months ended September 30, 2009. For the nine months ended September 30, 2009, Invitel International’s selling, general and administrative expenses were included for the entire period, compared to the period of the nine months ended September 30, 2008, when Invitel International’s selling, general and administrative expenses were included for only seven months, which resulted in an increase of €3.0 million, which increase was offset by the 15% depreciation of the forint against the Euro.

The following table presents a reconciliation of segment selling, general and administrative expenses to selling, general and administrative expenses as per our Condensed Consolidated Statement of Operations and Comprehensive Income (Loss) for the nine months ended September 30, 2009 and 2008.

	Nine Months Ended September 30,
	2008	2009
	(Euro in millions)

Segment selling, general and administrative	93.2	80.1

Backbone rental expenses	(11.2)	(10.1)

Network operating expenses	(12.5)	(13.3)

Direct personnel expenses	(10.3)	(9.9)

Total selling, general and administrative	59.2	46.8

Depreciation and Amortization

	Nine Months Ended September 30,
	2008	2009
	(Euro in millions)

Depreciation and amortization	61.1	55.3

Depreciation and amortization decreased by €5.8 million from €61.1 million for the nine months ended September 30, 2008 to €55.3 million for the nine months ended September 30, 2009. For the nine months ended September 30, 2009 Invitel International’s depreciation and amortization expense was included for the entire period, compared to the period of the nine months ended September 30, 2008, when Invitel International’s depreciation and amortization expense was included for only seven months, which resulted in additional depreciation and amortization expense of €2.0 million, which increase was offset by the 15% depreciation of the forint against the Euro.

Income from Operations

	Nine Months Ended September 30,
	2008	2009
	(Euro in millions)

Income from operations	47.6	46.5

As a result of the factors described above, income from operations decreased by €1.1 million from €47.6 million for the nine months ended September 30, 2008 to €46.5 million for the nine months ended September 30, 2009.

Foreign Exchange Gains / (Losses), Net

	Nine Months Ended September 30,
	2008	2009
	(Euro in millions)

Foreign exchange gains (losses), net	14.9	(14.3)

Our foreign exchange losses of €14.3 million for the nine months ended September 30, 2009 resulted primarily from unrealized losses due to the revaluation of our Euro denominated debt at period end as a result of the weakening of the forint against the Euro during the nine months ended September 30, 2009.

Our foreign exchange gains of €14.9 million for the nine months ended September 30, 2008 resulted primarily from unrealized gains due to the revaluation of our Euro denominated debt at period end as a result of the strengthening of the forint against the Euro during the nine months ended September 30, 2008.

Interest Expense

	Nine Months Ended September 30,
	2008	2009
	(Euro in millions)

Interest expense	57.7	65.2

Our interest expense increased by €7.5 million from €57.7 million for the nine months ended September 30, 2008 to €65.2 million for the nine months ended September 30, 2009. This increase is mainly due to the write-off of deferred borrowing costs in the amount of €11.9 million in connection with the refinancing we have completed in March 2009, offset by lower interest expense due to a general decrease in our interest rates.

Interest Income

	Nine Months Ended September 30,
	2008	2009
	(Euro in millions)

Interest income	1.0	0.9

Our interest income was €0.9 million for the nine months ended September 30, 2009 and €1.0 million for the nine months ended September 30, 2008. Interest income was realized on our cash balances during these periods.

Gains / (Losses) from Fair Value Changes of Derivative Financial Instruments

	Nine Months Ended September 30,
	2008	2009
	(Euro in millions)

Losses from fair value changes of derivative financial instruments	(20.6)	(14.2)

The €14.2 million loss and the €20.6 million loss on the fair value changes of derivative financial instruments for the nine months ended September 30, 2009 and 2008, respectively, includes realized losses in the amount of €8.9 million and €15.3 million for the nine months ended September 30, 2009 and 2008, respectively, and unrealized losses in the amount of €5.3 million and €5.3 million for the nine months ended September 30, 2009 and 2008, respectively.

Realized losses are due to the hedges closed during the periods relating to some of the hedges entered into in connection with the Invitel ZRt Acquisition. Unrealized losses are due to the changes in the fair value of some of the hedges entered into in connection with the debt assumed as part of the Invitel ZRt Acquisition in 2007 and hedges entered into relating to our short term debt service.

Income Tax Benefit / (Expense)

	Nine Months Ended September 30,
	2008	2009
	(Euro in millions)

Corporate tax	0.1	(0.6)

Local business tax	(12.9)	(3.2)

Current tax benefit / (expense)	(12.8)	(3.8)

Deferred tax benefit / (expense)	(0.1)	8.5

Total income tax benefit / (expense)	(12.9)	4.7

Our income tax changed from an expense of €12.9 million for the nine months ended September 30, 2008 to a benefit of €4.7 million for the nine months ended September 30, 2009, primarily due to the decrease in our local business tax and the increase in our deferred tax benefit.

The deferred tax benefit for the nine months ended September 30, 2009 relates to (i) the decrease in the tax rate in Hungary from 16% plus 4% to the enacted tax rate of 19% (effective from January 1, 2010), which resulted in a deferred tax benefit of €4.1 million and (ii) the increase in our deferred tax assets relating to tax loss carry forwards.

The decrease in our current tax expense is due to the decrease in local tax. Local tax for the nine months ended September 30, 2008 includes a provision for tax penalties in the amount of €9.0 million, relating to legal claims for local tax by certain municipalities. (See Note 8 “Legal Proceedings” in the Notes to the Unaudited Condensed Consolidated Financial Statements for the Three and Nine Months ended September 30, 2009.)

Net Income / (Loss) Attributable to Ordinary / Common Shareholders

	Nine Months Ended September 30,
	2008	2009
	(Euro in millions)

Net loss attributable to ordinary / common shareholders	(28.9)	(41.6)

As a result of the factors discussed above, we recorded a net loss attributable to ordinary shareholders of €41.6 million for the nine months ended September 30, 2009 compared to a net loss attributable to common shareholders of €28.9 million for the nine months ended September 30, 2008.

Comparison of Year Ended December 31, 2008 and Year Ended December 31, 2007

The functional currency of our Hungarian subsidiaries is the Hungarian forint, the functional currency of Invitel International (formerly Memorex) and its subsidiaries is the Euro and the functional currency of our other subsidiaries outside Hungary is the applicable local currency. The average USD/HUF exchange rate for the year ended December 31, 2008 was 171.80, compared to an average USD/HUF exchange rate for the year ended December 31, 2007 of 183.83. The average Euro/U.S. dollar exchange rate for the year ended December 31, 2008 was 1.46, compared to an average Euro/U.S. dollar exchange rate for the year ended December 31, 2007 of 1.37. When comparing the year ended December 31, 2008 to the year ended December 31, 2007, you should note that U.S. dollar reported amounts have been affected by the 7% appreciation of the Hungarian forint against the U.S. dollar and the 6% appreciation of the Euro against the U.S. dollar.

Our results have also been affected by: the inclusion of the results attributable to the operations acquired in the Invitel ZRt Acquisition since April 27, 2007, the date of completion of the Invitel ZRt Acquisition; the inclusion of the results attributable to the operations acquired in the Tele2 Hungary Acquisition since October 18, 2007, the date of the Tele2 Hungary Acquisition; and the inclusion of the results attributable to the operations acquired in the Invitel International Acquisition since March 5, 2008, the date of the Invitel International Acquisition. Our results for the year ended December 31, 2007 include the results attributable to the operations acquired in the Invitel ZRt Acquisition for eight months, the results attributable to the operations acquired in the

Tele2 Hungary Acquisition for three months and do not include the results attributable to the operations acquired in the Invitel International Acquisition. Our results for the year ended December 31, 2008 include the results attributable to the operations acquired in the Invitel ZRt Acquisition and the Tele2 Hungary Acquisition for the entire period and the results attributable to the operations acquired in the Invitel International Acquisition for ten months.

Revenue

	For the year ended December 31, 2007		For the year ended December 31, 2008		% Change
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)

Mass Market Voice	108.1	71.6	157.4	104.2	46%

Business	116.3	77.0	148.4	98.3	28%

Mass Market Internet	33.6	22.3	55.0	36.4	64%

Wholesale	127.2	84.2	194.2	128.7	53%

Total Revenue	385.2	255.1	555.0	367.6	44%

Our revenue in U.S. dollar terms increased by $169.8 million, or 44% for the year ended December 31, 2008 compared to the year ended December 31, 2007. In functional currency terms, revenue increased by 35%. This increase is attributable to the factors described below.

Mass Market Voice

Our Mass Market Voice revenue for the year ended December 31, 2008 was $157.4 million compared to $108.1 million for the year ended December 31, 2007, representing an increase of $49.3 million or 46%. This increase is mainly due to: (i) the inclusion in the year ended December 31, 2008 of Mass Market Voice revenue attributable to the operations acquired in the Invitel ZRt Acquisition for the entire period, compared to the year ended December 31, 2007, when such revenue was included for only eight months; (ii) the inclusion in the year ended December 31, 2008 of Mass Market Voice revenue attributable to the operations acquired in the Tele2 Hungary Acquisition for the entire period, compared to the year ended December 31, 2007, when such revenue was included for only three months; and (iii) the 7% appreciation of the Hungarian forint against the U.S. dollar compared to the prior year.

The number of Mass Market Voice telephone lines within our historical concession areas was approximately 382,000 as of December 31, 2008 compared to 405,000 as of December 31, 2007 and the number of CS, CPS and LLU customers that represent our customer base outside our historical concession areas was approximately 440,000 as of December 31, 2008 compared to 664,000 as of December 31, 2007. The significant decrease in the number of Mass Market Voice customers between December 31, 2008 and 2007 is due to the churn of low value CS and CPS customers acquired in the Tele2 Hungary Acquisition.

Business

Our Business revenue for the year ended December 31, 2008 was $148.4 million compared to $116.3 million for the year ended December 31, 2007, representing a $32.1 million or 28% increase. The increase was primarily due to: (i) the inclusion in the year ended December 31, 2008 of Business revenue attributable to the operations acquired in the Invitel ZRt Acquisition for the entire period, compared to the year ended December 31, 2007, when such revenue was included for only eight months; and (ii) the 7% appreciation of the Hungarian forint against the U.S. dollar.

The number of Business voice telephone lines inside our historical concession areas was approximately 48,000 as of December 31, 2008 compared to 47,000 as of December 31, 2007. The number of direct access Business voice telephone lines outside our historical concession areas was approximately 58,000 both as of December 31, 2008 and 2007 and the number of indirect access Business voice telephone lines outside our historical concession areas was approximately 12,000 as of December 31, 2008 compared to approximately 13,000 as of December 31, 2007. In addition, we had approximately 17,000 DSL lines and approximately 15,000 leased lines as of December 31, 2008 compared to approximately 16,000 DSL lines and approximately 13,000 leased lines as of December 31, 2007.

Mass Market Internet

Our Mass Market Internet revenue increased by $21.4 million or 64% from $33.6 million for the year ended December 31, 2007 to $55.0 million for the year ended December 31, 2008. This increase is primarily due to: (i) the inclusion in the year ended December 31, 2008 of Mass Market Internet revenue attributable to the operations acquired in the Invitel ZRt Acquisition for the entire period, compared to the year ended December 31, 2007, when such revenue was included for only eight months; (ii) the 7% appreciation of the Hungarian forint against the U.S. dollar and (iii) the increase in the number of our broadband DSL customers.

As of December 31, 2008 we had approximately 139,000 broadband DSL customers compared to approximately 122,000 broadband DSL customers as of December 31, 2007, which represents a 14% increase.

Wholesale

Our Wholesale revenue increased by $67.0 million or 53% from $127.2 million for the year ended December 31, 2007 to $194.2 million for the year ended December 31, 2008. This increase is primarily attributable to: (i) the inclusion in the year ended December 31, 2008 of Wholesale revenue attributable to the operations acquired in the Invitel ZRt Acquisition for the entire period, compared to the year ended December 31, 2007, when such revenue was included for only eight months; (ii) the inclusion of Wholesale revenue attributable to the operations acquired in the Invitel International Acquisition beginning in March 2008, which resulted in an additional $52.7 million in revenue and (iii) the 7% appreciation of the Hungarian forint against the U.S. dollar.

	For the year ended December 31, 2007		For the year ended December 31, 2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)

Segment cost of sales	131.8	87.3	161.5	107.0

Backbone rental expenses	15.6	10.3	21.6	14.3

Network operating expenses	18.5	12.3	24.7	16.4

Direct personnel expenses	18.7	12.4	20.6	13.6

Total cost of sales (exclusive of depreciation)	184.6	122.3	228.4	151.3

Cost of sales, at the segment level, totaled $161.5 million for the year ended December 31, 2008 and $131.8 million for the year ended December 31, 2007, representing an increase of $29.7 million or 23%. This increase is mainly attributable to: (i) the inclusion in the year ended December 31, 2008 of cost of sales attributable to the operations acquired in the Invitel ZRt Acquisition for the entire period, compared to the year ended December 31, 2007, when such cost of sales was included for only eight months; (ii) the inclusion of the cost of sales attributable to the operations acquired in the Invitel International Acquisition beginning in March 2008, which resulted in additional cost of sales of $6.9 million and (iii) the 7% appreciation of the Hungarian forint against the U.S. dollar.

Segment Gross Margin

	For the year ended December 31, 2007		For the year ended December 31, 2008		% Change
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)

Mass Market Voice	86.6	57.4	124.8	82.7	44%

Business	86.8	57.5	113.2	75.0	30%

Mass Market Internet	28.0	18.5	45.4	30.1	62%

Wholesale	52.0	34.4	110.0	72.8	112%

Segment Gross Margin	253.4	167.8	393.4	260.6	55%

Segment Gross Margin %	65.8%	65.8%	70.9%	70.9%

Our segment gross margin increased from $253.4 million for the year ended December 31, 2007 to $393.4 million for the year ended December 31, 2008, representing an increase of $140.0 million or 55%. This increase is attributable to the factors described below.

Our segment gross margin percentage increased from 65.8% for the year ended December 31, 2007 to 70.9% for the year ended December 31, 2008. This improvement in gross margin percentage is because Invitel ZRt and Invitel International had a higher gross margin percentage than we had prior to the acquisitions of Invitel ZRt and Invitel International.

In addition to the segment gross margin, consolidated gross margin includes backbone rental expenses, network operating expenses and direct personnel expenses, which increased as a result of the inclusion of Invitel ZRt and Invitel International.

The following table presents a reconciliation of Segment gross margin to Income from Operations as per our Consolidated Statement of Operations and Comprehensive Income (Loss) for the years ended December 31, 2008 and 2007:

	For the year ended December 31, 2007		For the year ended December 31, 2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)

Segment gross margin	253.4	167.8	393.4	260.6

Backbone rental expenses	(15.6)	(10.3)	(21.6)	(14.3)

Network operating expenses	(18.5)	(12.3)	(24.7)	(16.4)

Direct personnel expenses	(18.7)	(12.4)	(20.6)	(13.6)

Selling, general and administrative expenses	(66.3)	(43.9)	(110.9)	(73.5)

Severance expenses	(9.1)	(6.0)	(5.7)	(3.8)

Depreciation and amortization	(79.0)	(52.3)	(128.8)	(85.3)

Income from operations	46.2	(30.6)	81.1	53.7

Mass Market Voice

Our Mass Market Voice segment gross margin for the year ended December 31, 2008 was $124.8 million compared to $86.6 million for the year ended December 31, 2007, representing an increase of $38.2 million or 44%. This increase is mainly due to: (i) the inclusion in the year ended December 31, 2008 of Mass Market Voice segment gross margin attributable to the operations acquired in the Invitel ZRt Acquisition for the entire period, compared to the year ended December 31, 2007, when such gross margin was included for only eight months; (ii) the inclusion in the year ended December 31, 2008 of Mass Market Voice segment gross margin attributable to the operations acquired in the Tele2 Hungary Acquisition for the entire period, compared to the year ended December 31, 2007, when such gross margin was included for only three months; and (iii) the 7% appreciation of the Hungarian forint against the U.S. dollar compared to the prior year.

The Mass Market Voice segment gross margin for the year ended December 31, 2008 compared to the year ended December 31, 2007 was also impacted by the decrease in Mass Market Voice revenue inside our historical concession areas offset by the reduction in interconnect charges.

Business

Our Business segment gross margin for the year ended December 31, 2008 was $113.2 million compared to $86.8 million for the year ended December 31, 2007, representing a $26.4 million or 30% increase. The increase was primarily due to: (i) the inclusion in the year ended December 31, 2008 of Business segment gross margin attributable to the operations acquired in the Invitel ZRt Acquisition for the entire period, compared to the year ended December 31, 2007, when such gross margin was included for only eight months; and (ii) the 7% appreciation of the Hungarian forint against the U.S. dollar.

Mass Market Internet

Our Mass Market Internet segment gross margin increased by $17.4 million or 62% from $28.0 million for the year ended December 31, 2007 to $45.4 million for the year ended December 31, 2008. This increase is primarily due to: (i) the inclusion in the year ended December 31, 2008 of Mass Market Internet segment gross margin attributable to the operations acquired in the Invitel ZRt Acquisition for the entire period, compared to the year ended December 31, 2007, when such gross margin was included for only eight months; and (ii) the 7% appreciation of the Hungarian forint against the U.S. dollar.

Wholesale

Our Wholesale segment gross margin increased by $58.0 million or 112% from $52.0 million for the year ended December 31, 2007 to $110.0 million for the year ended December 31, 2008. This increase is primarily attributable to: (i) the inclusion in the year ended December 31, 2008 of Wholesale segment gross margin attributable to the operations acquired in the Invitel ZRt Acquisition for the entire period, compared to the year ended December 31, 2007, when such gross margin was included for only eight months; (ii) the inclusion of gross margin attributable to the operations acquired in the Invitel International Acquisition beginning in March 2008, which resulted in an additional gross margin of $45.8 million; and (iii) the 7% appreciation of the Hungarian forint against the U.S. dollar.

	For the year ended December 31, 2007		For the year ended December 31, 2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)

Segment selling, general and administrative	119.1	78.9	177.8	117.8

Our segment selling, general and administrative expenses increased by $58.7 million from $119.1 million for the year ended December 31, 2007 to $177.8 million for the year ended December 31, 2008. This increase is mainly attributable to: (i) the inclusion in the year ended December 31, 2008 of selling, general and administrative expenses attributable to the operations acquired in the Invitel ZRt Acquisition for the entire period, compared to the year ended December 31, 2007, when such selling, general and administrative expenses were included for only eight months; (ii) the inclusion of selling, general and administrative expenses attributable to the operations acquired in the Invitel International Acquisition beginning in March 2008, which resulted in an increase of $32.2 million; and (iii) the 7% appreciation of the Hungarian forint against the U.S. dollar.

The following table presents a reconciliation of segment selling, general and administrative expenses to selling, general and administrative expenses as per our Consolidated Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2008 and 2007:

	For the year ended December 31, 2007		For the year ended December 31, 2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)
Segment selling, general and administrative	119.1	78.9	177.8	117.8
Backbone rental expenses	(15.6)	(10.3)	(21.6)	(14.3)
Network operating expenses	(18.5)	(12.3)	(24.7)	(16.4)
Direct personnel expenses	(18.7)	(12.4)	(20.6)	(13.6)

Total selling, general and administrative	66.3	43.9	110.9	73.5

The change in the amounts of reconciling items is primarily due to the Invitel ZRt Acquisition and the Invitel International Acquisition.

	For the year ended December 31, 2007		For the year ended December 31, 2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)

Severance costs	9.1	6.0	5.7	3.8

Severance costs for year ended December 31, 2008 amounted to $5.7 million and primarily related to the restructuring of our operations relating to the Invitel ZRt Acquisition and the Invitel International Acquisition. Our severance costs for year ended December 31, 2007 amounted to $9.1 million and primarily related to the restructuring of our operations following the Invitel ZRt Acquisition and the Tele2 Hungary Acquisition and the consolidation of such operations with our existing business. As a result of these restructurings, we expect that the efficiency of our operations will increase.

Depreciation and Amortization

	For the year ended December 31, 2007		For the year ended December 31, 2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)

Depreciation and amortization	79.0	52.3	128.8	85.3

Depreciation and amortization increased by $49.8 million from $79.0 million for the year ended December 31, 2007 to $128.8 million for the year ended December 31, 2008. This increase is mainly due to: (i) the inclusion in the year ended December 31, 2008 of depreciation and amortization expense attributable to the operations acquired in the Invitel ZRt Acquisition for the entire period, compared to the year ended December 31, 2007, when such depreciation and amortization expense was included for only eight months; (ii) the inclusion of depreciation and amortization expense attributable to the operations acquired in the Invitel International Acquisition beginning in March 2008, which resulted in additional depreciation and amortization expense of $14.2 million; (iii) impairment of $7.1 million in connection with IT projects, which were discontinued; (iv) the acceleration of the amortization of certain customer related intangible assets and (v) the 7% appreciation of the Hungarian forint against the U.S. dollar.

Income from Operations

	For the year ended December 31, 2007		For the year ended December 31, 2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)

Income from operations	46.2	30.6	81.1	53.7

As a result of the factors described above, income from operations increased by $34.9 million from $46.2 million for the year ended December 31, 2007 to $81.1 million for the year ended December 31, 2008.

Foreign Exchange Gains / (Losses), Net

	For the year ended December 31, 2007		For the year ended December 31, 2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)

Foreign exchange gains (losses), net	(6.5)	(4.3)	(23.2)	(15.4)

Our foreign exchange losses increased by $16.7 million from $6.5 million for the year ended December 31, 2007 to $23.2 million for the year ended December 31, 2008. Our foreign exchange losses primarily resulted from foreign exchange losses of $30.8 million mainly relating to realized foreign exchange losses on the scheduled repayments of our debt during the year and unrealized foreign exchange losses on the revaluation of our borrowings at year end. These foreign exchange losses were offset by realized foreign exchange gains of $7.6 million arising on the settlements of our receivables and short-term liabilities.

Interest Expense

	For the year ended December 31, 2007		For the year ended December 31, 2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)

Interest expense	58.7	38.9	114.2	75.6

Our interest expense increased by $55.5 million from $58.7 million for the year ended December 31, 2007 to $114.2 million for the year ended December 31, 2008. This increase is mainly due to: (i) the inclusion of interest expense attributable to our assumed debt from the Invitel ZRt Acquisition for the year ended December 31, 2008 for the entire period compared to the year ended December 31, 2007, when such interest expense was included for only eight months, which resulted in an increase of $22.9 million; (ii) the inclusion of interest expense of the 2007 Notes issued in connection with the Invitel ZRt Acquisition for the entire period in the year ended December 31, 2008 compared to the year ended December 31, 2007, when such interest expense was included for only eight months, which resulted in an increase of $11.2 million; (iii) interest expense on the Bridge Loan of $13.5 million relating to the Invitel International Acquisition; and (iv) the 7% appreciation of the Hungarian forint against the U.S. dollar.

Interest Income

	For the year ended December 31, 2007		For the year ended December 31, 2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)

Interest income	1.3	0.9	2.0	1.3

Our interest income was $2.0 million for the year ended December 31, 2008 and $1.3 million for the year ended December 31, 2007. Interest income was realized on our cash balances during these periods.

Gains / (Losses) from Fair Value Changes of Derivative Financial Instruments

	For the year ended December 31, 2007		For the year ended December 31, 2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)

Gains/(losses) from fair value changes of derivative financial instruments	(54.0)	(35.8)	3.8	2.5

The gain of 3.8 million on the fair value changes of derivative financial instruments for the year ended December 31, 2008 is primarily due to unrealized gains of $27.4 million relating to the change in the fair value of open positions offset by realized losses of $23.7 million.

The $54.0 million loss on the fair value changes of derivative financial instruments for the year ended December 31, 2007 is primarily due to: (i) the changes in the unrealized fair value of the hedges entered into in connection with the debt assumed as part of the Invitel ZRt Acquisition; (ii) realized losses on closed interest rate swap contracts of $7.5 million; and (iii) the depreciation of the Hungarian forint against the Euro during the year.

Gains / (Losses) from Fair Value Change of Warrants

	For the year ended December 31, 2007		For the year ended December 31, 2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)

Gains/(losses) from fair value change of warrants	(15.1)	(10.0)	—	—

In May 1999, we issued notes in an aggregate amount of $25.0 million with detachable warrants (the “Warrants”) to purchase 2,500,000 shares of our Common Stock at a price of $10 per share. The notes were canceled upon the exercise of the Warrants by TDC, our majority stockholder, on March 28, 2007. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, we recorded a loss of $15.1 million upon exercise of the Warrants.

Income Tax Benefit / (Expense)

	For the year ended December 31, 2007		For the year ended December 31, 2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)

Corporate tax	(0.5)	(0.3)	(0.2)	(0.1)

Local business tax	(6.6)	(4.4)	(18.9)	(12.5)

Current tax benefit / (expense)	(7.1)	(4.7)	(19.1)	(12.6)

Deferred tax benefit (expense)	3.8	2.5	0.6	0.4

Total income tax benefit / (expense)	(3.3)	(2.2)	(18.5)	(12.2)

Our income tax expense increase by $15.2 million from $3.3 million for the year ended December 31, 2007 to $18.5 million for the year ended December 31, 2008, primarily due to the increase in local tax expense due to a $11.0 million payable in relation to a municipality tax court case decision (see Note 10 “Income Taxes” in the Notes to Consolidated Financial Statements).

Net Income / (Loss) Attributable to Common Stockholders

	For the year ended December 31, 2007		For the year ended December 31, 2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)
Net income / (loss) attributable to common stockholders	(96.6)	(64.0)	(69.2)	(45.8)

As a result of the factors discussed above, we recorded a net loss attributable to common stockholders of $69.2 million or $4.22 per basic share and $4.22 per share on a diluted basis, for the year ended December 31, 2008 compared to a net loss attributable to common stockholders of $96.6 million, or $6.23 per basic share and $6.23 per share on a diluted basis, for the year ended December 31, 2007.

Liquidity and Capital Resources

The table below summarizes our cash flow for the years ended December 31, 2007 and 2008 and for the nine months ended September 30, 2008 and 2009.

	For the year ended December 31,				For the nine months ended September 30,
	2007		2008		2009	2008
	($ in millions)	(€ in millions)	($ in millions)	(€ in millions)	(€ in millions)	(€ in millions)
Cash Flow Data:

Net cash flow provided by (used in) operating activities	104.8	69.4	136.5	90.4	57.1	53.5

Net cash flow provided by (used in) investing activities	(189.7)	(125.6)	(155.2)	(102.8)	(88.6)	(62.7)

Net cash flow provided by (used in) financing activities	84.5	56.0	43.2	28.6	0.2	36.6

Our net cash provided by operating activities was €57.1 million for the nine months ended September 30, 2009, compared to €53.5 million for the nine months ended September 30, 2008.

We used net cash in investing activities of €62.7 million for the nine months ended September 30, 2009, which includes net capital expenditure of €54.1 million and the settlement of derivative financial instruments of €15.2 million offset by cash generated from the sale of real estate in the amount of €6.6 million. We used net cash in investing activities of €88.6 million for the nine months ended September 30, 2008, which mainly includes the acquisition of Invitel International in the amount of €21.5 million, capital expenditure of €53.2 million and the settlement of derivative financial instruments of €15.3.

Financing activities used net cash of €0.2 million for the nine months ended September 30, 2009 compared to €36.6 million cash provided from financing activities for the nine months ended September 30, 2008. Cash flows from financing activities for the nine months ended September 30, 2009 are mainly the result of borrowings repaid and new loans drawn down in connection with the 2009 Refinancing. Cash flows from financing activities for the nine months ended September 30, 2008 mainly resulted from the draw down of the Bridge Loan in the amount of €100.0 million and the repayment of our borrowings in the amount of €65.3 million.

Our net cash provided by operating activities was $136.5 million for the year ended December 31, 2008, compared to $104.8 million for the year ended December 31, 2007. This increase in cash generated is primarily due to the Invitel ZRt Acquisition and the Invitel International Acquisition.

We used net cash in investing activities of $155.2 million for the year ended December 31, 2008, which includes the acquisition of Invitel International in the amount of $32.1 million, capital expenditure of $115.1 million and the settlement of derivative financial instruments of $13.2 million. Net cash used in investing activities was $189.7 million for the year ended December 31, 2007 and includes the acquisition of Invitel ZRt and Tele2 Hungary in the amount of $107.1 million and capital expenditures of $65.7 million.

Financing activities provided net cash of $43.2 million for the year ended December 31, 2008 compared to $84.5 million for the year ended December 31, 2007. Cash flows from financing activities for the year ended December 31, 2008 mainly resulted from the draw down of the bridge loan relating to the Invitel International Acquisition in the amount of $146.2 million and the draw down of $14.8 million from our Senior Credit Facilities Agreement offset by the repayment of Invitel International’s debt and partial repayment of the Senior Credit Facilities Agreement of $100.4 million, payment under capital lease obligations of $7.5 million and refinancing costs of $9.8 million.

We have historically funded our capital requirements primarily through a combination of debt financing and cash flow from operations. We expect to invest between €40 to 50 million in capital expenditures in each of 2010 and 2011, respectively, which we expect to fund from our cash flow from operations. For a summary description of our financing arrangements and current debt structure, see Note 2 “Short and long-term debt” in the Notes to Unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2009.

Our other major contractual cash obligations as of September 30, 2009 (at September 30, 2009 exchange rates) as adjusted to reflect the Recapitalization and the Refinancing are as follows:

	Cash Payments Due by Period
Obligation	Total	1 Year or Less	2-3 Years	4-5 Years	After 5 Years
	(Euro in thousands)

Long Term Debt Principal Payment	507,989	1,974	3,948	162,067	340,000

Long Term Debt Interest(1)	273,531	41,108	81,698	81,025	69,700

Interest Rate Swap Agreements	10,001	1,186	8,815	—	—

Lease Commitments to Telecommunication Providers	48,000	5,449	9,074	8,682	24,795

Other Operating Leases	19,862	3,960	4,743	2,176	8,983

Capital Leases	8,623	4,444	1,686	750	1,743

Total	868,006	58,121	109,964	254,700	445,221

(1)	Long-term debt interest payment obligations are calculated by using a blended average interest rate of 8.4% in case of cash-pay debt, and 21% in case of the PIK Notes. Excludes the New Shareholder Loan.

Liquidity risk represents the risk that we are unable to meet our payment obligations when those become due. We monitor our liquidity position on an ongoing basis by forecasting and monitoring revenue, capital and operating expenditures, investments and debt service.

The global financial crisis has affected the whole Central and South Eastern European economy. In addition, Hungary’s monetary and fiscal policies have had a significant impact on the Hungarian economy, which has resulted in a recent significant devaluation of the Hungarian forint. We cannot at this time predict with certainty the impact such conditions will have on our business both in Hungary and the Central and South Eastern European region with respect to consumer and business spending on our services or on our ability to repay our debt obligations. We do, however, believe that cash provided by our operating activities and our financing activities will provide adequate resources to satisfy our working capital requirements, scheduled principal and interest payments on our debt and our anticipated capital expenditure requirements. To limit our liquidity risk, we entered into a cash-pay debt restructuring. (See “— Effect of Economic and Financial Crisis on Business and Financial Covenant Compliance” above and Note 10 “Subsequent Events” in Notes to Unaudited Condensed Consolidated Financial Statements for the Three and Nine Months ended September 30, 2009).

Upon completion of the Refinancing, we expect our working capital to provide liquidity for our business in future periods. We anticipate that our operating cash flows, together with unallocated proceeds from the issuance of the Notes, will be sufficient to meet anticipated future operating expenses and to fund capital expenditures. However, we cannot assure you that our business will generate sufficient cash flows from operations, that currently anticipated revenue growth and operating improvements will be realized, or that future borrowings will be available to us in amounts sufficient to enable us to pay our debt, including the Notes, or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may be required to:

•	reduce or delay capital expenditures;

•	limit our growth;

•	seek additional debt financing or equity capital;

•	forego opportunities, such as the acquisitions of other businesses;

•	sell assets; or

•	restructure or refinance our debt.

We cannot assure you that any of these strategies could be effected on favourable terms or at all.

We may, subject to the terms of our debt instruments, from time to time purchase or otherwise acquire or retire our subsidiaries’ debt and take other steps to reduce our consolidated debt or otherwise change our capital structure. These actions may include open market purchases, negotiated transactions, tender offers, exchange offers or other transactions. The timing and amount of any debt purchases or acquisitions would depend on market conditions, trading levels of the debt from time to time, our cash position and the availability and terms of cash financing from other sources, and other considerations.

Inflation and Foreign Currency

During the nine months ended September 30, 2009, the forint depreciated against the Euro by 15%. Overall, this resulted in a net foreign exchange loss of €14.3 million for the nine months ended September 30, 2009 compared to a net foreign exchange gain of €14.9 million for the nine months ended September 30, 2008.

Approximately 70% of our total revenue is denominated in forint and our operating and other expenses, including capital expenditures, are predominantly in forint but also in Euro. In addition, certain items in the balance sheet accounts are denominated in currencies other than the functional currencies of the operating subsidiaries. Accordingly, when such accounts are translated into the functional currency, we are subject to foreign exchange gains and losses which are reflected as a component of earnings. When the subsidiaries financial statements are translated into Euro for financial reporting purposes, we are subject to translation adjustments, the effect of which is reflected as a component of shareholders’ equity. See “Risk Factors — We are subject to currency exchange rate risks.”

Quantitative and Qualitative Disclosures about Market Risk

Market Risk Exposure

Foreign Currency Exchange Rate Risks

We are exposed to various types of risk in the normal course of our business, including the risk from foreign currency exchange rate fluctuations. Our operations, including approximately 70% of our gross revenue and approximately 72% of our operating expenses, are forint based. Therefore, we are subject to currency exchange rate risk with respect to our non-forint denominated expenses, primarily Euro, due to the variability between the forint and the Euro. Due to our limited exposure with respect to non-forint denominated expenses, we have not entered into any agreements to manage our foreign currency risks related to such expenses but we continue to monitor the currency exchange rate risk related to such expenses.

We are also exposed to exchange rate risk since the majority of our debt obligations are in Euro. The Euro/forint exchange rate changed from 264.78 as of December 31, 2008 to 270.36 as of September 30, 2009, an approximate 2% depreciation in the value of the forint versus the Euro. Given our Euro denominated debt obligations, exchange rate fluctuations can have a significant impact on our financial statements in connection with foreign exchange gains/losses and the resulting debt balances. The sensitivity of our future cash-flows to foreign exchange rate changes related to our debt service, including all hedging in place, is detailed in the table under the section “Derivative Financial Instruments.” See also Note 3 “Derivative Financial Instruments” in the Notes to Unaudited Condensed Consolidated Financial Statements for the Three and Nine Months ended September 30, 2009.

Interest Rate Risks

We are exposed to interest rate risks because a portion of our outstanding Euro denominated debt, in particular the 2007 Notes, debt obligations primarily accrue interest at variable rates tied to market interest rates. The interest rates on the Euro and forint denominated obligations are based on EURIBOR and BUBOR, respectively. We evaluate market interest rates and the costs of interest rate hedging instruments by reviewing historical variances between market rates and rates offered by lending institutions on hedging instruments, as well as market expectations of future interest rates. The sensitivity of our future cash-flows to interest rate changes related to our debt service, including all hedging in place, is detailed in the table under the section “Derivative Financial Instruments.” See also Note 3 “Derivative Financial Instruments” in the Notes to Unaudited Condensed Consolidated Financial Statements for the Three and Nine Months ended September 30, 2009.

Derivative Financial Instruments

During 2007, in order to reduce our exposure to foreign currency exchange rate risk and interest rate changes, we implemented a major hedging program as part of which we hedged the interest rate and foreign currency exchange rate risks on a substantial portion of our debt. In 2008 the majority of the cross currency interest rate swaps were effectively unwound and were replaced by interest rate swaps and foreign exchange forward agreements, cross-currency interest rate swaps and foreign currency option transactions in 2009. The following table summarizes the notional amounts and respective fair values of our derivative financial instruments, which mature at varying dates, as of September 30, 2009:

Asset / (Liability)	Notional Amount	Fair Market Value	Fair Value Change Nine Months ended September 30, 2009
	(Euro in thousands)

Cross currency interest rate swaps	21,374	(7,443)	(456)

Foreign currency forward contracts	60,730	(3,702)	(3,757)

Interest rate swaps	332,589	(2,557)	(2,604)

Call option	43,243	12	12

The notional principal amount provides one measure of the transaction volume outstanding as of the end of the period, and does not represent the amount of our exposure to market loss. The estimated fair market values represent the estimated amounts that we would pay or receive to terminate the contracts as of September 30, 2009. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

Sensitivity Analysis

The following table shows the sensitivity of our debt instruments, factoring in the related hedging positions, to potential foreign currency exchange rate and interest rate changes as of September 30, 2009, as adjusted to reflect the Recapitalization and the Refinancing.

	1% p.a. increase in interest rates			10% p.a. increase in Euro/forint rate
Instrument	Cash Flow impact on debt service	Cash Flow impact on underlying hedge	Net Cash Flow impact	Cash Flow impact on debt service	Cash Flow impact on underlying hedge	Net Cash Flow impact
	(Euro in thousands)
Notes offered hereby	—	—	—	(3,485)	—	(3,485)

2007 Notes	(1,257)	2,000	743	(490)	997	507

PIK Notes(1)	(276)	—	(276)	(543)	—	(543)

1st Memorex Preps Loan	—	—	—	(60)	—	(60)

2nd Memorex Preps Loan	—	—	—	(24)	—	(24)

Memorex Turkey Loan	(14)	—	(14)	(241)	—	(241)

Hedges related to indebtedness refinanced	—	1,302	1,302	—	5,807	5,807

Total	(1,547)	3,302	1,755	(4,843)	6,804	1,961

(1)	The Issuer can select the interest to be paid in cash or in kind (i.e. issue of new bonds)

The above table shows the impact of a 1% increase in interest rates (e.g. BUBOR and EURIBOR) and a 10% increase in the Euro/forint exchange rate on our debt service related cash flow due in the next 12 months.

In the ordinary course of business we enter into contractual agreements to provide and receive telephone and other services. Certain of these agreements are denominated in currencies other than the functional currency of any of the parties, mainly in Euro, and are required to be accounted for separately as embedded derivatives. The impact of a 10% strengthening or weakening of the forint against other currencies would result in a change in the amount of embedded derivatives by €2.0 million.

HUNGARIAN TELECOMMUNICATIONS INDUSTRY AND REGULATION

Certain of the projections and other information set forth in this section have been derived from external sources, including the Hungarian Central Statistical Office and the Hungarian Ministry of Economy and Transport. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We believe that these industry publications, surveys and forecasts are reliable but we have not independently verified them and cannot guarantee their accuracy or completeness.

The projections and forward looking statements in this section are not guarantees of future performance and actual events and circumstances could differ materially from current expectations. Numerous factors could cause or contribute to such differences. See “Risk Factors” and “Information Regarding Forward-Looking Statements.”

Hungary and its Telecommunications Industry

Hungary

Hungary is located in Central Europe bordering on Austria, Slovenia, Croatia, Serbia, Romania, Ukraine and Slovakia. It has approximately 10.0 million inhabitants, approximately 1.7 million of whom reside in Hungary’s capital, Budapest.

Since 1990, foreign direct investment into Hungary has been approximately €58.8 billion as of June 30, 2009. Hungary, Poland and the Czech Republic are the recipients of more than 50% of the total foreign direct investment into the former Communist countries in the region. Since 1995, the Hungarian government has embarked on an economic stabilization effort aimed at putting the economy on a sustainable path of low-inflation growth. The unemployment rate decreased from 10.3% in 1995 to 8.0% at December 31, 2008; however, due primarily to the global economic crisis, the unemployment rate climbed back to near 10.3% in September 2009.

On May 1, 2004, Hungary joined the E.U., together with nine other countries. Hungary plans to adopt the Euro as its currency between 2011 and 2014, although no official deadline has been declared by the government. Hungary joined the North Atlantic Treaty Organization in 1999. Hungary is also a member of the Organization for Economic Co operation and Development and the World Trade Organization.

The following table sets out Hungary’s annual GDP growth and inflation rates since 2005.

	Annual GDP Growth Rate	Annual Inflation Rate
	%	%
2005	4.1	3.6
2006	3.9	3.9
2007	1.3	8.0
2008	-2.3	6.1

History

In 1989, the Hungarian state owned Post, Telegraph and Telephone Company was divided into three separate companies: the Hungarian Broadcasting Company, the Hungarian Post Office and Magyar Távközlési Vállalat (the former Hungarian Telecommunications Operator which was privatized in 1992 and currently comprises Magyar Telekom).

Pursuant to Act LXXII of 1992 on Telecommunications (the “1992 Telecommunications Act”), the Hungarian government divided Hungary in 1993 into 54 geographically defined concession areas for local public fixed line voice telephony services (each, a “historical concession area”). Although the concession regime of the 1992 Telecommunications Act was repealed by Act XL of 2001 on Communications (the “2001 Communications Act”), the currently operating telecommunications service providers are still the primary operators in those geographic areas of Hungary, which previously constituted their historical concession areas as defined by the 1992 Telecommunications Act.

In August 1993, the Ministry of Transport, Telecommunications and Water Management announced an international tender for the exclusive right to provide international and domestic long distance telephony services throughout Hungary and to provide local public fixed line voice telephony services in 29 out of the 54 historical concession areas, including Budapest. The Ministry selected Magyar Telekom as the winner of this tender.

In September 1993, the Ministry announced a second competitive bid for the exclusive right to provide local public fixed line voice telephony services in the remaining 25 of the 54 historical concession areas. The Ministry awarded 23 out of the 25 concession areas offered in the second tender. The right to operate 15 of those historical concession areas were distributed among 12 local telephone operators (each a Local Telephone Operator or “LTO”). Magyar Telekom, either directly or through predecessor companies, was awarded eight historical concession areas and was additionally chosen as the default provider in two areas where there was no successful bidder. Each of the LTOs (including HTCC and the predecessors of Invitel ZRt and HTCC) received 25 year licenses to provide local basic telephony services with exclusive rights in their respective concession areas until 2002. Each of the LTOs other than Magyar Telekom negotiated a separate asset purchase agreement with Magyar Telekom to acquire each historical concession area’s existing telephony plant and equipment.

The liberalization of the fixed line telecommunications market in Hungary could only be launched following the expiration of Magyar Telekom’s exclusive right to provide national long distance and international telephony services in December 2001 and the expiration of each LTOs’ exclusive concession rights in their respective historical concession areas in 2002.

In line with the E.U. regulatory framework on electronic communications, the 2004 Communications Act restructured the regulatory authorities responsible for the supervision of the liberalized telecommunications market, with the primary supervisory authority being the NHH.

Hungarian Fixed Line Telecommunications Industry

We are the second largest incumbent fixed line telecommunications operator with 14 of the above mentioned historical concession areas. In addition to us, the two other incumbent fixed line telecommunications services providers operating in Hungary today are Magyar Telekom and UPC Hungary:

•

Magyar Telekom: Magyar Telekom is the largest provider of fixed line telecommunications services in Hungary. Magyar Telekom is the successor company of the former monopoly provider of long distance and international telephony services in Hungary, and the provider of local telephony services in 39 historical concession areas. Magyar Telekom has an estimated 56% national residential fixed voice and Internet market share and an estimated 61% national business market share. Magyar Telekom is listed on both the Budapest Stock Exchange and the New York Stock Exchange (its parent company is Deutsche Telekom AG, which owns 59.2% of Magyar Telekom).

•

UPC Hungary: UPC Hungary is a wholly owned subsidiary of Liberty Group, Inc., a global cable operator that operates within 15 countries, principally in Europe. UPC Hungary provides local telephony services in one historical concession area and through its cable network covers approximately 1.2 million homes where it provides Internet and fixed voice services in addition to cable television. UPC Hungary has an estimated 14% national residential fixed voice and Internet market share.

Hungarian Telecommunications Market

Fixed Line Voice

The fixed line telecommunications market in Hungary has been characterized by a decline in the number of subscriber lines in recent years. The penetration of fixed lines has fallen from a peak of approximately 38% in 2000 to approximately 30.8% as of September 2009 (expressed as a proportion of the overall population), primarily as a result of the rapid increase in mobile penetration from approximately 10% of the population in 1998 to approximately 117% in September 2009 (and the resulting migration of both residential and Business traffic from fixed to mobile networks) as well as increased competition from cable television operators (offering “triple play” packages comprised of television, Internet and voice services). The fixed line penetration per household was approximately 61.7% in September 2009. However, in terms of subscribers, the contraction of the fixed line market has slowed as the mobile penetration growth has also slowed and broadband penetration has increased. The number of fixed lines decreased by 2% between September 2008 and September 2009, while the increase in the mobile penetration rate was 0.3% during the same period.

Internet

The most significant Internet service providers in Hungary in addition to us are Magyar Telekom (through the T-Home brand), GTS-Datanet, and Enternet, each providing both residential (both dial-up and DSL) and Business (DSL or leased line) Internet services. Incumbent fixed line operators also benefit from the DSL wholesale services to reseller Internet service providers. The importance of telecommunications traffic generated by dial-up customers is marginal. As an alternative to DSL based broadband services, cable television operators often make available broadband Internet access services through cable modems connected to the cable television network. Cable television based broadband access offers substantially the same speed and quality as the DSL technology, for a price comparable to DSL prices. Both Magyar Telekom (through its cable television business unit) and UPC, the two largest cable operators, offer broadband Internet access services in certain parts of our historical concession areas. Although mobile Internet services are often inferior to DSL technology in both speed and quality, these services are also rapidly gaining popularity in Hungary, reaching a subscriber base of approximately 600,000 customers in September 2009.

Data

The provision of data services has been liberalized in Hungary since 1992, with no regulatory barriers to entering into the market. This factor, together with Hungary’s expected economic growth and central location, attracted significant investment into the data communications sector. Not only did incumbent fixed line operators expand their existing networks but alternative service providers emerged and established backbone and access networks, providing both wholesale broadband data transmission and data services (including voice over IP) primarily targeting the lucrative Business market in Budapest and in other large business centers in Hungary.

Alternative service providers typically benefit from the combined use of existing third party networks and state of the art new networks (typically optical fiber based) and agreements with international communications operators ensuring international traffic. Currently, the most important providers of data transmission services in Hungary other than Invitel ZRt are Magyar Telekom, Antenna Hungária (a broadcasting company having a digital microwave backbone network), MVM Informatika ZRt (a subsidiary of the market leader in the energy sector) and GTS-Datanet (an operator recently acquired by the Menatep group).

Mobile

Hungary was the first country in Central and Eastern Europe to introduce public mobile telecommunications services. Currently there are three primary mobile operators providing mobile voice telephone services in Hungary, T-Mobile (a Deutsche Telekom affiliate operating since 1993, and consolidated into Magyar Telekom in 2005), Pannon GSM (a Telenor affiliate operating since 1993), and Vodafone (operating since 1999). These mobile operators provide GSM services in both the 900 and 1800 MHz band and, pursuant to licenses awarded by the government in 2004, 3G (UMTS) services.

The mobile communications market in Hungary is highly competitive and characterized by successive promotional campaigns and price competition. Historically, mobile telephony, due in part to limited fixed line penetration in the 1980s and early 1990s, increased rapidly in penetration in Hungary which has led to a mobile penetration rate which is significantly higher than that of fixed lines. Around 2006, mobile operators also introduced new tariff structures for voice (such as pre-payment) which proved to be successful with customers. The financial success of mobile operators has been further supported by the relatively high prices which they have been able to charge to fixed line operators for terminating voice calls originated on fixed line networks on their own networks. As of September 2009, mobile penetration was approximately 117% as compared with a fixed line penetration of 61.7%.

Until November 2009, mobile virtual network operator (“MVNO”) services were wholly absent from the Hungarian market. Magyar Posta ZRt, the Hungarian incumbent postal services provider, became the first MVNO in Hungary in November 2009, with the introduction of its “Postafon” mobile service through its MVNO cooperation with Vodafone.

Mobile Internet and data services are becoming popular with Hungarian subscribers, generating further competition among the mobile service providers and pushing the prices of mobile data services down.

We also try to benefit from mobile services by cooperating with both Pannon and Vodafone, in the form of resale services and not as an MVNO.

Hungarian Regulatory Environment

Hungarian Regulatory Framework

The current regulation of the telecommunications services in Hungary is based on the 2004 Communications Act, which entered into force on January 1, 2004 and resulted in far reaching changes within the Hungarian telecommunications sector. The 2004 Communications Act was enacted in line with, and so as to implement, the E.U. electronic communications regulatory framework and to promote competition regarding the Internet, universal service obligations, cost accounting, pricing, Carrier Selection, unbundling and number portability and to sufficiently address specific local issues.

The 2004 Communications Act fundamentally changed the structure of the regulatory authorities responsible for the supervision of the liberalized telecommunications market and designated the NHH as the top supervisory authority in Hungary. The NHH reports to the minister responsible for electronic communications, which is presently the Minister.

Unlike the previous laws, the 2004 Communications Act adopted the general principle, accepted throughout the E.U. that the NHH may only intervene into the telecommunications sector by way of issuing certain ex-ante (forward looking) regulations, if competition in a specific telecommunications market was and was likely to remain ineffective in the absence of a direct regulatory intervention. Further, pursuant to the 2004 Communications Act, the right of imposing certain obligations upon telecommunications service providers on the retail market, such as price caps (except for Universal Service) has also been assigned to the NHH. The 2004 Communications Act has vested significant regulatory powers into the NHH to efficiently regulate the Hungarian telecommunications market.

The current rules governing the telecommunications sector in the E.U. were put in place in 2002. In November 2007, the European Commission published a proposal package regarding the amendment of the 2002 regulatory framework, with the aim to further promote the single European market, modernize existing regulation and increase consumer benefits. The proposal has since been debated in the European Parliament and by E.U. member state governments in the E.U. Council. It is expected that both the European Parliament and the European Council will approve the final text before the end of 2009. The European Commission expects the new framework to be in place by 2010. Upon adoption at the E.U. level, the revised rules must be incorporated into national law by July 2011 before taking effect.

Market Analysis and Obligations

Pursuant to the 2004 Communications Act, the NHH is required to conduct periodic market analyses to determine, in line with conventional competition law principles, whether a certain market is effectively competitive and, if not, to designate operators with SMP and impose certain forward-looking obligations on them.

The 2004 Communications Act provides a list of obligations out of which at least one must be imposed on operators defined as having SMP by the NHH. Such obligations refer to:

•	transparency;

•	non-discrimination;

•	accounting separation;

•	access to specific network facilities; and

•	cost orientation and price control.

The NHH completed several rounds of market analysis with respect to 17 out of the 18 electronic communication markets as defined originally in Decree 16/2004 issued by the Ministry of Informatics and Communications. We were found to have SMP in our respective historical concession areas and, as such, subject to certain obligations in the following markets:

Retail markets:

•	Access to the public telephone network at a fixed location for residential and non-residential customers;

•	Publicly available local and/or national telephone service provided at a fixed location for residential and/or non-residential customers; and

•	Publicly available international telephone service provided at a fixed location for residential and non-residential customers.

With respect to the markets regarding access to the public telephone network at a fixed location for residential and non-residential customers, the NHH imposed a price cap on our services, which seeks to prohibit unreasonably high price increases. In respect of the other markets related to retail telephone traffic services, the NHH imposed Carrier Selection and Carrier Pre-Selection obligations on us.

The NHH has launched new market analysis procedures based on the new regulatory regime introduced by the E.U. Framework Review and implemented by the amendment to Decree 16/2004. Pursuant to the currently effective regulation, there is only one access market (access to the public telephone network at a fixed location for both residential and non-residential customers) susceptible to ex-ante regulation, and no markets regarding publicly available telephone services provided at a fixed location. However, we do not expect that these regulatory changes will result in any changes in the current obligations imposed upon us with respect to price cap or to our Carrier Selection and Carrier Pre-Selection business. Nor do we expect a change in the obligations imposed on Magyar Telekom in respect of providing wholesale Carrier Selection or Carrier Pre-Selection Services.

Wholesale markets:

•	Call origination on the public telephone network provided at a fixed location;

•	Call termination on individual public telephone networks provided at a fixed location;

•	Wholesale unbundled access to metallic loops and sub-loops for the purpose of providing broadband and voice services; and

•	Wholesale broadband access.

The NHH has imposed an obligation for us to implement accounting separation (in order to enable the assessment of cross-financing between service lines) with respect to all the wholesale markets listed above.

With respect to the markets regarding call origination on the public telephone network provided at a fixed location and call termination on the public telephone network provided at a fixed location, the NHH also imposed transparency (including the submission to the NHH and publication of reference interconnection offers, (“RIO”)), cost orientation, and access and interconnection related obligations.

With respect to the market regarding call termination on the public telephone network provided at a fixed location, we are also subject to non-discrimination obligations.

With respect to the markets regarding wholesale unbundled access to metallic loops and sub-loops for the purpose of providing broadband and voice services and wholesale broadband access, the obligations imposed on us include transparency (requiring us to prepare and publish to the NHH a reference unbundling offer (“RUO”)), cost orientation, access related and non-discrimination obligations.

Regulatory Obligations Imposed on us in Hungary by the NHH as a Result of the Market Analysis

Reference Interconnection Offer

The terms of our RIO are used whenever a telecommunications operator wants to interconnect with our telephone network in order to provide telephone service to our subscribers through Carrier Selection or Carrier Pre-Selection, or to terminate calls on our network. The parties may agree on the terms of the interconnection services that are not covered by the RIO.

Tariffs on interconnection traffic services (origination and termination) offered in the RIO must be based on cost plus a reasonable profit. The cost is calculated by a Long Run Incremental Cost (“LRIC”) model with a current cost accounting approach. The reasonable profit is defined by a weighted average cost of capital figure of which the regulated percentage is 18%. The cost calculation must be approved by the NHH, which has the right to overrule it if it finds that the calculation does not reflect the costs of an efficient operator. In such a case the NHH may define the appropriate interconnection tariffs by benchmarking or using a bottom-up cost model.

Auxiliary services (such as interconnect link and co-location) offered in the RIO are also required to be based on cost plus a reasonable profit (based on a bottom-up cost model).

Our currently approved RIOs have been in place since April 1, 2009.

Accounting Separation

The NHH requires us to implement accounting separation on several wholesale markets (call origination, call termination, wholesale unbundled access and wholesale broadband access). We are required to prepare separate income statements, balance sheets and profitability calculations for both our retail and wholesale arms, and within the retail arm for certain retail services. Service transfers between the different business lines are required to be settled at the regulated price.

In September 2009, the NHH approved our most recent accounting separation model covering 2008.

Reference Unbundling Offer and Wholesale Bitstream-access General Terms and Conditions

The terms of our RUO are used when another operator wants to rent the last mile of our network which connects the subscribers to the telephone network (Local Loop Unbundling (“LLU”)). By renting the last mile of our network, alternative operators are able to provide telephone and broadband Internet access services without the need for significant investment in an access network. In addition, by using RUO services, alternative operators may develop complete telephone packages which subscribers are able to pay for through a single bill issued by the alternative operators. In this case the incumbent operator does not have a direct contact with the subscriber.

The RUO is required to include contractual terms for full and partial unbundling of the local loop and local bitstream access. The terms of the RUO must be approved by the NHH.

The tariff on access services offered in the RUO must be based on cost plus a reasonable profit. The cost of the monthly fee for the LLU is calculated using a Long Run Incremental Cost (“LRIC”) model with a current cost accounting approach. The reasonable profit is defined by a weighted average cost of capital figure, of which the regulated percentage is 18%. The cost calculation must be approved by the NHH, which has the right to overrule the results if the cost calculation applied by the operator does not comply with the related regulations. In such a case, the NHH may define the appropriate access prices.

Auxiliary services offered in the RUO are also required to be based on cost plus a reasonable profit (based on a bottom-up cost model).

Our currently approved RUOs have been in place since April 1, 2009.

In the market for wholesale broadband access, the NHH has also imposed on us the obligations of non-discrimination, pricing regulation and transparency. In order to comply with these obligations, we must apply equivalent conditions to others in relation to the provision of wholesale broadband services as we do for our own retail services, or those of our subsidiaries or partners. Furthermore, we must provide national bitstream access, meaning that we must offer at least one access point through which all DSL subscribers of the alternative operators can be served. The tariff of single point bitstream service is calculated by a “retail minus” method whereby the NHH defines the applicable retail margin, whereas we calculate our average retail prices. The wholesale tariffs are recalculated twice a year and, therefore, closely follow the retail price trends. The current tariffs were set by the NHH based on market data for the first half of 2009, being effective as of October 15, 2009, until the next respective NHH decision. The terms and conditions of contracts for the provision of local and single point bitstream access must be disclosed on our website in the form of wholesale bitstream-access general terms and conditions.

Retail Price Regulation

In the retail markets for access, the NHH imposed price caps on us, because, according to the NHH, in the absence of competition only a safeguard cap over the subscription fee can avoid excessive price increases. The permitted price increase is the historical consumer price index minus 0%, which prohibits us from increasing our subscription fees over the rate of inflation. The historical consumer price index minus 0% price cap applies to all residential and business packages.

Call-by-Call Carrier Selection and Carrier Pre-selection

In the retail markets for calls, the NHH has not imposed obligations other than Carrier Selection and Carrier Pre-Selection. According to such obligations, we are to provide wholesale Carrier Selection and Carrier Pre-Selection services to any telecommunications provider who is eligible to sign an interconnection agreement with us based on our RIO, which sets the fees we are entitled to bill for such services. The calculation of such fees is part of the LRIC model and thus such fees are cost based and subject to the authorization of the NHH.

Our Other Statutory Obligations Imposed on us in Hungary

Number Portability

Since January 2004, all fixed line telephone service providers are required to ensure that their subscribers can keep their existing fixed telephone numbers when they change fixed line service providers. Porting may only be refused if an outstanding debt is associated with the user’s account.

Universal Service Obligation

The 2004 Communications Act defines universal service as a set of basic communications services which must be made available to all customers at an affordable price. Universal service includes providing access to the fixed line telephone network at a specified minimum quality, operating public payphones with regulated density, issuing a public directory of subscribers, providing operator services, and providing free emergency calls.

We became a universal service provider in our historical concession areas on the basis of the universal service agreements (the “Universal Service Agreements”) concluded by our legal predecessors with the legal predecessor of the Minister in 2002, which agreements were later revised to comply with the current E.U. regulatory regime. The Universal Service Agreements were concluded for a definite term expiring on December 31, 2008.

On December 19, 2008, the then active Minister heading the Prime Minister’s Office unilaterally terminated negotiations on the extension of the Universal Service Agreements. At the same time, a Government Decree (Government Decree No. 352/2008. (XII.31.)) was adopted, under which the current universal service providers are obliged to provide universal services under unchanged terms and conditions for one year following the expiration of the Universal Service Agreements (i.e., until December 31, 2009). On April 21, 2009, we submitted a petition to the Constitutional Court requesting that the Constitutional Court review the provisions of the above decree and declare them as void and thus not applicable.

In August 2009, the Minister recommenced negotiations regarding the conclusion of a new Universal Service Agreement with us and the other prospective universal service providers (i.e., Magyar Telekom and UPC as incumbent fixed line operators in their respective historical concession areas). At the same time and with the involvement of representatives of the prospective universal service providers, a legislative procedure was also initiated to amend the regulatory environment of the provision of universal services.

Price Regulation

Pursuant to regulatory burdens imposed by the NHH and applicable law, we are currently subject to three retail pricing restrictions; (i) a price cap under the Universal Service Tariff Decree on universal service packages, (ii) an obligation imposed by the Universal Service Tariff Decree to pass on our gains from the gradual reduction of mobile termination charges in our universal service tariff packages to our customers (the “Passing Over Obligation”), and (iii) a price cap over retail fixed-line access services.

We have been making significant efforts to comply with the above requirements, however, uncertainties in the calculation of the price caps and the Passing Over Obligation, as well as the developing practice of the NHH, often makes compliance difficult. Although we are periodically subject to NHH investigations of our compliance with the above requirements, we believe that the risks that the NHH finds us as non-compliant are relatively low due to (i) our internal calculations and analyses, (ii) our efforts and the efforts of the NHH in 2007 to define a common and acknowledged calculation methodology, and (iii) the recent and planned retail tariff changes remaining within the boundaries of the retail price cap (and incorporating the Passing Over Obligation).

The Wholesale Market in Central and Eastern Europe

We operate in the wholesale telecommunications markets in Central and South Eastern Europe. Although the Central and South Eastern European market is maturing, it is still a growing market with only a few truly regional infrastructure-based players and high barriers to entry.

Factors such as (i) significant increases in international bandwidth usage, driven primarily by the effects of deregulation and opening of national telecommunications markets to international competition, economic growth, significant broadband penetration momentum and larger, more easily upgradeable bandwidth requirements for corporate end points, (ii) few multinational long-distance capacity providers competing with the local incumbent and only one or two alternative carriers and (iii) the resulting supply and demand capacity imbalance, are the main drivers behind the Central and South Eastern European market.

Broadband penetration within the Central and South Eastern European region is expected to grow further in the coming years, as are the data transmission requirements of major operators and international businesses. Growth in Internet, mobile penetration and industrial development is driving the long term market growth.

International bandwidth usage in European countries generally increased by 61% during 2008, which was slightly down compared to 68% growth in 2007, but still a significant increase from 37% growth in 2006. The pace of growth was the strongest in the Eastern European countries, which experienced a growth surge of 130% in 2008. Some of the most rapid growth was experienced in Bulgaria, Estonia, Latvia, Lithuania and Turkey.

COMPANY HISTORY

In this section, we capitalize references to Mass Market Voice, Mass Market Internet, Business and Wholesale where and to the extent that the references are to our reporting segments in our consolidated financial statements prepared in accordance with U.S. GAAP.

Our predecessor company, Hungarian Telephone and Cable Corp. (“HTCC”), was incorporated in Delaware in 1992 as a holding company to acquire concessions from the government of the Republic of Hungary to own and operate local fixed line telecommunications networks in Hungary as Hungary privatized its telecommunications industry.

HTCC acquired the right to operate fixed line telecommunications networks in five historical concession areas from the Hungarian government and purchased the existing telecommunications infrastructure, including 61,400 telephone lines, from Magyar Telekom in 1995 and 1996. The acquired telecommunications infrastructure was outdated (manual exchanges and analog lines). HTCC overhauled the existing infrastructure with a major capital expenditures program. HTCC owned and operated all public telephone exchanges and local loop telecommunications network facilities in these five historical concession areas and were, until the expiration of its exclusivity rights in 2002, the sole provider of non-cellular local voice telephone services in such areas. Until 2007, HTCC operated and marketed this business through its Hungarian subsidiary Hungarotel Távkozlési ZRt (“Hungarotel”) which was merged into Invitel ZRt as of January 1, 2008. The five Hungarotel historical concession areas cover a population of approximately 668,000 with approximately 280,000 residences.

The PanTel Acquisition

HTCC purchased an initial 25% interest in PanTel Tárközlési Kft. (“Pantel”) in November 2004 and acquired the remaining 75% from Royal KPN NV, the Dutch telecommunications provider (“KPN”), on February 28, 2005. PanTel was Hungary’s leading alternative telecommunications provider with a nationwide fiber optic backbone telecommunications network linking every county in Hungary. PanTel provided voice, data and Internet services to businesses throughout Hungary in competition with other telecommunications service providers including Magyar Telekom (the formerly State controlled monopoly telephone company). PanTel’s subsidiary, PanTel Technocom Kft. (currently, Invitel Technocom Kft. (“Invitel Technocom”)), provided telecommunications services to MOL (a Hungarian oil company) and operated and maintained various parts of MOL’s telecommunications network. As of January 1, 2008, we merged PanTel into Invitel ZRt and changed PanTel Technocom Kft.’s name to Invitel Technocom Kft. (“Invitel Technocom”).

PanTel was founded in 1998 by KPN, MÀV Rt. (“MAV”), the Hungarian state railroad company and KFKI Investment Ltd. (a Hungarian entity) to compete with Magyar Telekom. Following a tender process, the Hungarian government awarded PanTel licenses to provide data transmission and other services that were not subject to Magyar Telekom’s government protected monopoly rights for long distance voice services. In 1999, PanTel began building, along MAV’s railroad rights-of-way, a 3,700 kilometer-long state-of-the-art fiber optic backbone telecommunications network. PanTel also built metropolitan area networks, including a metropolitan area network covering Budapest, which networks connected to PanTel’s backbone network.

The Invitel ZRt Acquisition

In 2007 HTCC combined its operations with Invitel ZRt following the acquisition of Invitel ZRt, on April 27, 2007, by way of the acquisition of the shares of Invitel ZRt’s parent company, Matel Holdings (the “Invitel ZRt Acquisition”).

Invitel ZRt began its operations in Hungary in 1994. Invitel ZRt initially owned and operated two Hungarian telecommunication companies which had the right to operate in four historical concession areas in the Csongrad and Pest counties (Szeged, Szentes, Gödöllö and Vác). In 1996 and 1997, Invitel ZRt developed its network infrastructure within those areas and in 1998 established a joint venture for the provision of data services in and out of its historical concession areas, especially in Budapest. In 1999, Invitel ZRt acquired Jásztel ZRt., a regional telephone operating company operating in the Jászberény historical concession area (east of Budapest). In the same year, Invitel ZRt also acquired Corvin Telecom Távközlesi ZRt., an optical network operator specializing in data transmission which allowed Invitel ZRt to further the development of its Budapest joint venture. In 2000, Invitel ZRt acquired four additional historical concession areas (Dunaújváros, Esztergom, Veszprém and Szigetszentmiklós) through the acquisition of United Telecom International B.V. from Alcatel of France.

In 2000 and 2001, Invitel ZRt developed the national coverage for its telephone network in Budapest and more generally outside its historical concession areas. In 2001, Invitel ZRt was granted one of five national 3.5 GHz licenses over which it has deployed its point-to-multipoint (“PMP”) network. In the same year, Invitel ZRt also began its Internet access activity nationwide.

During 2002, the exclusivity period ended in Invitel ZRt’s concession areas. At this time, Invitel ZRt simplified its complex group legal structure. In May 2003, Emerging Europe Infrastructure Fund LP (“EEIF”) and funds managed by GMT Communications Partner III LLP (“GMT”) acquired individually the entire share capital of Invitel ZRt from Vivendi Telecom International S.A., and was subsequently renamed “Invitel Távközlesi Szolgáltató ZRt.”

On May 23, 2006, Invitel ZRt completed the acquisition of Euroweb International Corporation’s two, Internet and telecom related operating subsidiaries, Euroweb Hungary and Euroweb Romania (collectively, Euroweb). Euroweb provides Internet access and additional value added services including international/national leased line and voice services primarily to Business customers.

The Tele2 Hungary Acquisition

On October 18, 2007 HTCC purchased the Hungarian business of Tele2, the Swedish-based alternative telecom operator, by purchasing the entire equity interests in Tele2’s Hungarian subsidiary for €4 million in cash. Tele2 Hungary provided Carrier Selection and Carrier Pre-Selection fixed line telecommunications services to the Mass Market as a reseller using the network facilities of other operators pursuant to regulated resale agreements. At closing Tele2 Hungary subsequently merged into Invitel ZRt) had approximately 460,000 active Mass Market customers.

The Invitel International Acquisition

On March 5, 2008 HTCC acquired 95.7% of the outstanding equity in Austrian-based Memorex Telex Communications AG (now known as Invitel International AG, “Invitel International”). On August 28, 2008, HTCC acquired the remaining 4.3% stake of Invitel International from the minority shareholders in Invitel International, which gave us 100% ownership of the equity in Invitel International. Invitel International was one of the leading alternative telecommunications providers in the Central and South Eastern European region. Invitel International provided wholesale data and capacity services to leading global telecommunications providers and Internet companies between 14 countries in the region including Austria, Bulgaria, the Czech Republic, Italy, Romania, Slovakia, Turkey, and Ukraine. Invitel International operated over 12,500 route kilometers of fiber optic cable in the region which enabled it to provide high quality wholesale services to large international carriers.

The Reorganization

On February 26, 2009, we became the successor to HTCC pursuant to a corporate reorganization in connection with which we changed our place of incorporation from Delaware to Denmark (the “Reorganization”). As a result of the Reorganization, each share of the HTCC common stock was converted into the right to receive one of our American Depositary Shares (“ADRs”). The ADRs are currently listed on the NYSE Amex Stock Exchange. Following the completion of the Reorganization, we assumed the business functions formerly conducted by HTCC.

The Recapitalization

In November 2009, a series of transactions were consummated as part of a restructuring of our outstanding debt which resulted in a change in our ownership structure and a deleveraging of our cash-pay debt. See “Summary — Recent Transactions — Recapitalization and Change in Ownership.”

Acquisition by MEP of a controlling stake

In November 2009, Mid Europa acquired a 74.4% equity stake in our shares from TDC and Straumur-Burdaras Investment Bank hf. in two separate transactions which resulted in Mid Europa becoming a controlling shareholder. See “Summary — Recent Transactions — Acquisition by Mid Europa of a controlling stake.”

OUR BUSINESS

In this section, we capitalize references to Mass Market Voice, Mass Market Internet, Business and Wholesale where and to the extent that the references are to our reporting segments in our consolidated financial statements prepared in accordance with U.S. GAAP.

Overview

We are the second largest fixed line telecommunications services provider in Hungary and the incumbent provider of fixed line telecommunications services in our 14 historical concession areas, where we have a dominant market share of the residential market. We are the number one alternative fixed line operator outside our historical concession areas. We also use our network capacity to transport voice, data and Internet traffic for other telecommunications service providers and Internet Service Providers on a wholesale basis. Outside Hungary we are the leading independent provider of wholesale data and capacity services in the Central and South Eastern European region. Our network extends into most other countries in the Central and Eastern European region where we have owned points of presence. We provide telecommunications services in Hungary and in the region under our common brand: “Invitel.” We also provide Internet and data services to business customers in Romania through our Romanian subsidiary, Euroweb Romania.

Our historical concession areas are geographically clustered and cover an estimated 2.1 million people, representing approximately 21% of Hungary’s population. Outside our historical concession areas, we believe that we are well positioned to continue to grow our revenue and market share, particularly in the Business segment, by taking advantage of our fully owned state-of-the-art backbone network, our experienced sales force and our comprehensive portfolio of services. Our extensive fiber optic backbone network (comprising approximately 8,500 route kilometers in Hungary) provides us with nationwide reach. It allows business and wholesale customers in particular, to be connected directly to our network to access voice, data and Internet services.

Outside Hungary, we are the leading independent provider of wholesale data and capacity services throughout Central and South Eastern Europe. Our regional fiber optic backbone network comprises 23,000 route kilometers of fiber with 40 points of presence in 19 countries. Our clients include the incumbent telecommunications services providers in these countries as well as alternative fixed line telecommunications services providers, mobile operators, cable television operators, Internet Service Providers and global corporates. We also provide services to telecommunication services providers from Western Europe and the United States, enabling them to meet the regional demands of their corporate clients.

We operate in the following four market segments:

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Mass Market Voice. We provide a full range of basic and value-added voice-related services to our residential and small office and home office (“SoHo”) customers both inside and outside our historical concession areas. These services include local, national and international calling, voicemail, fax, Integrated Services Digital Network (“ISDN”) and directory assistance services.

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Mass Market Internet. We provide Digital Subscriber Line (“DSL”) broadband Internet services to our Mass Market customers both in and outside our historical concession areas. We also provide IPTV (TV delivered over DSL broadband connections) services to our Mass Market customers in our historical concession areas.

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Business. We provide fixed line voice, data, Internet and server hosting services to business (comprised of small and medium-sized enterprises (“SMEs”) and larger corporations), government and other institutional customers nationwide.

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Wholesale. We provide voice, data and network capacity services on a wholesale basis to a number of other telecommunications and Internet Service Providers both within Hungary and across the Central and South Eastern European region.

Potential sale of international wholesale business

We are contemplating the sale of our international wholesale business which includes Invitel International Holdings B.V., its subsidiaries (including Invital International AG) and Euroweb Romania (the “International Business”). The International Business includes operations in Austria, Bulgaria, Czech Republic, Hungary, Italy, Romania, Serbia, Slovakia, Slovenia, Turkey and the Ukraine, but excludes our Hungarian domestic wholesale business. The purpose of the sale would be to deleverage and focus on our core Hungarian domestic markets. The International Business accounted for €23.3 million (16%) and €123.8 million (32%) of EBITDA and revenue, respectively, for the year ended December 31, 2008 and €34.1 million (33%) and €90.6 million (37%) of EBITDA and revenue, respectively, for the nine months ended September 30, 2009.

Competitive Strengths

Diversified revenues and earnings base.

We have a diversified revenue and earnings base. For the nine months ended September 30, 2009, the Mass Market Voice and Internet, Business and Wholesale segments each account for 34%, 26% and 40% of revenues and 38%, 26% and 36% of gross margin, respectively. We therefore are not overly dependent upon any one segment, and over time, in line with our strategy the contribution from the traditional voice business segment has declined in importance and has been replaced by high quality data business.

We have a strong cash generative incumbent business in Hungary.

We are the incumbent provider of fixed line telecommunications services in Hungary in each of our 14 historical concession areas where we have a leading market share of the residential market. Our historical concession areas cover a population of 2.1 million, representing 21% of Hungary’s population. We believe that we have been able to maintain a leading position in these areas as a result of our incumbent status, high quality network, targeted service offerings and strong customer relationships. Our incumbent status, combined with low capital expenditure requirements and high gross margins, results in strong cash generation.

We are the number one national alternative fixed line telecommunications service provider in Hungary with a track record of increasing our market share.

We are the number one alternative fixed line operator in Hungary outside of our historical concession areas. We believe that we are well positioned to continue to grow our market share outside our historical concession areas through our owned backbone network, our experienced sales force and our comprehensive portfolio of services. Our combined backbone network provides us with nationwide coverage, allowing us to directly connect a higher proportion of our Business customers.

We have a leadership position in the regional wholesale data and capacity market.

We are the number one independent provider of wholesale data and capacity services in Central and South Eastern Europe. We have a 23,000 route km regional backbone fibre network and 40 points of presence in 19 different countries. We also have comprehensive coverage of the region, including a significant presence through long distance routes in Austria, Bulgaria, Czech Republic, Germany, Italy, Romania, Slovakia, Ukraine and Turkey as well as hard to reach places such as Albania. Given the fragmented nature of the wholesale market in the region, which hosts mainly national wholesale providers, we face limited competition as a regional provider.

We provide data and capacity services to a strong customer base comprising major international carriers, regional incumbents, mobile operators, Internet Service Providers and CATVs. In addition to our geographic footprint and our strong brand recognition, our key competitive advantage is our ability to provide a one-stop pan regional solution with service level agreements and a single account interface to major carriers and other service providers. Revenues are contracted with an average contract length of two to three years. We are considering the sale of the International Business. See “— Potential sale of the International Business.”

We have an extensive, modern and high quality domestic network infrastructure in Hungary.

Our backbone network has nationwide reach, provides a high quality of service and does not require major capital investments. The national backbone network comprises over 8,500 route kilometers of fibre connecting our historical concession areas and all of Hungary’s urban centers. As the incumbent operator in our historical concession areas, we benefit from an extensive network in terms of both capacity and reach. We have the capability to provide DSL services on 95% of our copper access lines. We are continuously upgrading our existing customer base to IPTV triple play and currently are able to provide IPTV on around 45% of our ADSL lines. We also provide fully integrated voice, data and internet services to all of our Business customers in our historical concession areas. Outside our historical concession areas, our network allows us to connect our Business customers to our backbone by using our own metropolitan fibre, point-to-point or point-to-multipoint microwave, unbundled local loops or leased circuits.

We have comprehensive and well established national distribution channels and a strong national brand.

We have a well established and comprehensive set of effective distribution channels both inside and outside of our historical concession areas which enable us to optimize our customer acquisition costs and to respond quickly to changing market conditions. To market to residential customers, we have our own shops in our historical concession areas, and we also have our own in-house telesales team. Business customers are covered by our own national direct sales organization and telesales team. We also work with independent third party retail outlet partners, telesales channels and third party direct sales agents.

Following the rebranding of Euroweb Hungary, Hungarotel, Memorex, Pantel and Tele 2 under the “Invitel” brand name, we have worked to continuously improve the national brand recognition of Invitel. We believe that as a result of these efforts, we now enjoy strong nationwide brand awareness.

We have strong management and benefit from the added expertise of our majority shareholder.

We benefit from a strong and experienced senior leadership team, all the members of which have an equity interest in the business, and all of whom have served the business for between five and eight years with an average experience in telecommunications of 12 years. In addition, management has substantial mobile and fixed line telecommunications experience within the region and a proven track record of cost control and achieving operational efficiency. Martin Lea, the Chief Executive Officer of the business since 2004, has more than 27 years of experience in the data communications and telecommunications industries and has previously held positions as chief executive or managing director of telecommunications, managed network services and business support service companies. Robert Bowker, the Chief Financial Officer since 2004, previously served as Chief Financial Officer at Eurotel Praha and has 13 years of experience in the financial services and telecommunications sectors within Eastern Europe.

Further, Mid Europa, the majority shareholder, has extensive experience as an investor in the telecommunications services industry and in infrastructure companies in Central and Eastern Europe. Mid Europa owns, or has owned, ten telecommunications assets in Central and Eastern Europe, including an entity acquired by Invitel Holdings in 2003.

Our Strategy

Maximizing voice revenue and cash flow in our historical concession areas.

We intend to maximize our voice revenue and cash flow derived from the provision of voice services within our historical concession areas through the continued migration of customers from traffic-based to subscription-based packages with higher monthly fees and lower usage charges, the ongoing introduction of targeted, innovative and flexible service offerings and by maintaining the quality of our customer service. In addition, we have focused on, and will continue focusing on, formulating effective strategies to retain customers and defend against churn in our historical concession areas resulting from competition from cable operators and to a lesser extent Carrier Pre-Selection from Magyar Telecom. Examples of these strategies include:

•	pricing our service offerings to limit the incentive to switch to a competitor;

•	offering new commercial packages with a higher monthly fee but with bundled minutes included in the base subscription or with low call charges in all directions or various combinations thereof;

•	launching win-back activities aimed at cable users and Carrier Pre-selection, Carrier Selection users with new promotional offers;

•	establishing and developing loyalty programs, which will offer exclusive benefits to our customers;

•	offering attractive bundled packages (voice and Internet and IPTV) to counter bundled service offerings by cable operators; and

•	conducting programs to proactively migrate existing customers to more attractive packages via our telesales channels in combination with targeted promotional campaigns.

Capitalizing on growth opportunities for Mass Market DSL services, both in and outside our historical concession areas.

We believe that there is potential for further growth of DSL services in Hungary as personal computer and Internet penetration levels in Hungary continues to converge with Western European levels. Broadband Internet usage has grown significantly in Hungary with penetration estimated to have increased from 0.7% of the households in Hungary as of 31 December 2002 to an estimated 44% as of September 2009. In comparison, broadband Internet penetration in Western Europe countries was estimated at approximately 54% of households as of September 2009.

We intend to continue to capitalize on the trend of increasing Broadband usage by continuing to grow our DSL customer base both inside and outside our historical concession areas. We grew our DSL subscriber base faster than the market in 2007, 2008 and year to date in 2009. The growth in our DSL customer base is a key business priority as we believe it will increase line retention and stimulate fixed line revenue growth. For example, we have acquired the majority of new fixed line contracts through bundled voice/DSL offerings. We intend to continue to grow our DSL business principally through the following initiatives:

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the introduction of IPTV (in 2008) to enable us to offer triple play (telephone, broadband Internet and TV) and dual play packages (broadband Internet and TV or telephone and TV) initially in our historical concession areas;

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the launch of our ‘Net and Go’ combined fixed ADSL and mobile broadband proposition in September 2009. This enables us to offer fixed broadband and mobile broadband in a single package all under the Invitel brand. This product was developed in cooperation with Panon, the second biggest mobile operator in Hungary;

•	the use of unbundled local loops in Magyar Telekom’s area to offer increasingly attractive and profitable higher speed Internet and bundled voice/Internet services;

•	the use of WiMAX technology (and our existing 3.5 Ghz licences) to provide broadband access in those historical concession areas where there is no copper network today;

•	maintaining a broad mix of distribution channels such as our own and outsourced telesales, owned shops, third party channels and points of sale, and agent networks;

•	quarterly promotions supported by targeted television, radio and billboard advertising campaigns; and

•	developing innovative bundled packages together with progressively increasing broadband access speeds.

Expanding our Business segment revenue and market share nationwide.

We will continue to focus on expanding our business customer base and growing our share of the national business to business (“B2B”) market. We intend to capitalize on our extensive national backbone network, which means that in many cases business customers can be connected directly to our network, resulting in higher margins and more competitive pricing through lower access costs. Until recently, business customers have been connected directly to our backbone network mainly through the use of metropolitan fiber, line-of-site microwave, or leased circuits. Increasingly, in the future, we plan to add new customers through local loop unbundling, or the use of WiMAX technology. Lower value/volume business customers outside our historical concession areas are served through indirect methods such as Carrier Pre-Selection voice, and by buying DSL wholesale capacity from the incumbent. We plan to grow our revenue and increase our share in the business market through the following actions:

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focusing on new customer acquisitions in the small and medium enterprises market through attractively priced, easily understood, voice, data, Internet and value added services, sold through an efficient direct sales organization and complemented by high quality customer care;

•	capitalizing on our traditional strength in the high-end corporate market and utilizing our extensive infrastructure, to selectively pursue a number of larger new corporate business customers;

•	retaining existing customers through effective account management, attractive renewal packages and continued customer care enhancement, such as the recent introduction of our “Top 100 program;”

•	taking advantage of more extensive local loop unbundling and WiMAX opportunities to enhance service offerings and reduce access costs outside our historical concession areas;

•	cross selling new services to existing customers; and

•	the continued development of our service portfolio and the introduction of a broader range of value added services such as server hosting and server virtualization services.

Continuing to leverage our modern national and regional backbone networks and our position as the number one independent data and capacity services carrier in the Central and South Eastern European region to continue to grow our revenue in the Wholesale market.

We intend to continue to leverage our modern backbone telecommunications network in the wholesale market in Hungary, selling capacity on our network to other service providers for the national and international transmission of their voice, data and Internet traffic. We believe that our ability to offer bandwidth capacity at competitive prices provides us with a competitive edge in the Wholesale market.

After the successful acquisition of Invitel International, we have become the leading independent, infrastructure-based wholesale provider of data and capacity services in Central and South Eastern Europe. We have an extensive regional network with 40 major points of presence in 19 countries in Central and South Eastern Europe via a fiber network of 23,000 route kilometers. The regional market is expected to continue to grow, being driven by growth in Internet traffic, general economic development and increasing mobile penetration. We believe that we are ideally positioned to take advantage of this growth, based on our leadership position and being strategically located between Central and South Eastern Europe and Western Europe.

Continuing to evaluate any further value enhancing opportunities for consolidation.

We believe that we are well positioned to participate in any further consolidation of the Hungarian telecommunications sector as a result of our market position as the number one alternative fixed line operator in Hungary, our significant understanding of the competitive environment in Hungary, both as an incumbent and as an alternative operator, and our solid track record of improving efficiency, achieving operating cost savings and realizing synergies from bolt-on acquisitions.

Historical Concession Areas

Through the Hungarian government’s tender process and as a result of subsequent acquisitions, we acquired exclusive licenses to provide local fixed line voice telephony services within our 14 historical concession areas which were valid until the end of 2002. Our historical concession areas are geographically clustered and cover an estimated 2.1 million people, representing approximately 21% of Hungary’s population. We have developed a full range of telecommunications services in our historical concession areas where we have a strong presence in the Mass Market Voice, Mass Market Internet, Business and Wholesale markets.

Outside our historical concession areas, we have a national network which provides Business customers in Budapest and 16 other major urban centers with the ability to be connected directly to our network, enabling us to deliver voice, data and Internet services, primarily through our PMP microwave networks and metropolitan fiber, or through unbundled local loops and leased lines. We also provided voice and Internet services to Mass Market customers and lower-value Business customers outside our historical concession areas using Carrier Pre Selection, Wholesale DSL services and Unbundled Local Loop.

Business

We operate in four market segments: Mass Market Voice, Mass Market Internet, Business and Wholesale. We are continually seeking to develop and improve our overall service through improving the quality of our customer care and developing new service packages and offerings.

Mass Market Voice

We offer our Mass Market Voice customers a full range of basic and value-added voice services, both inside and outside our historical concession areas. Our basic services in our historical concession areas include access to analog and ISDN2 lines for local, long distance, fixed to mobile and international calling, a full set of operator services, directory services and public telephones. Our value-added services include voicemail, a variety of special calling features such as call waiting, call forwarding and caller ID. New services include a variety of bundled voice, Internet and IPTV packages.

Outside our historical concession areas, we provide a full range of basic and value added voice services to Mass Market Voice customers. We have been offering Carrier Pre-Selection based voice services since early 2002, after Hungary’s telecommunications market was liberalized. We also have some Carrier Selection customers, mainly as a result of the Tele2 Hungary acquisition, but have focused primarily on Carrier Pre-Selection outside our historical concession areas, as we believe that Carrier Pre-Selection ensures a higher quality and sustainability of revenue than Carrier Selection. These services enable customers who have fixed line voice access provided by other operators (primarily Magyar Telekom) to use our voice services. Carrier Pre-Selection and Carrier Selection packages include call charges only, since the monthly access fees are paid to the incumbent provider. The acquisition of Tele2 Hungary has added significantly to our Mass Market Voice customer base outside our historical concession areas. Outside our historical concession areas, we have focused principally on retaining and developing our higher value Mass Market Voice customers.

Mass Market Internet

We generate Mass Market Internet revenue inside our historical concession areas by providing DSL broadband access, Internet and IPTV services over our own network. Outside our historical concession areas, we provide broadband Internet services mainly by purchasing DSL services on a wholesale basis from the incumbent operator and acting as a third party Internet Service Provider. Outside our historical concession areas, we also offer high speed Internet access services using Local Loop Unbundling, in which case we rent the basic copper telephone line from the incumbent operator.

We provide this service on a flat fee basis at four different standard bandwidths (1 Mbps, 2 Mbps, 4 Mbps and 8 Mbps) inside and outside our historical concession areas.

In our historical concession areas we offer DSL through our own network. Substantially all of our network is already capable of providing DSL services. We expect revenue from DSL services to grow as the result of a number of factors, including:

•	a gradual increase in personal computer penetration and demand for Internet access in Hungary;

•	continuous DSL development in new residential housing and other areas; and

•	focused marketing campaigns that have previously proved successful.

In September 2009, we also introduced our “Net and Go”, a combined fixed ADSL and mobile broadband proposition in our historical concession areas. This enables us to offer fixed broadband and mobile broadband in a single package all under the Invitel brand. This product was developed in cooperation with Panon, the second biggest mobile operator in Hungary.

Although we still have some dial-up access Internet customers, we have stopped actively marketing dial-up access services. The number of our dial-up access Internet customers has declined sharply since the beginning of 2005 and we expect that this product will continue to be used by only a small number of customers in the future.

Business

We offer fixed line voice, data, Internet and server hosting services to SME businesses, larger corporations and governmental and other institutional customers nationwide. Our Business customers are defined as enterprises with over five employees. Inside our historical concession areas, we provide these services directly through our incumbent network. Outside our historical concession areas, we provide Business customers throughout Hungary with access to our voice, data and Internet services by directly connecting them to our national backbone network by using our own PP and PMP microwave network, by metropolitan fiber or by using unbundled local loops or through leased lines. Recently we have also started to deploy WiMAX technology in certain areas in order to directly connect business customers. Outside our historical concession areas, we also provide lower-volume Business customers with voice services using Carrier Pre-Selection and DSL Internet services by purchasing and reselling wholesale DSL services from the incumbent local telephone operator.

Our nationwide voice services include a full range of basic and value added voice services, including operator services, call waiting, call forwarding and toll-free numbers through analog PSTN, ISDN2, and ISDN30 connections.

Our nationwide Business data services include managed leased line services, IP-Virtual Private Network (“VPN”) services, and national frame relay Asynchronous Transfer Mode (“ATM”) services, which is a broadband, network transport service that provides an efficient means of moving large quantities of information. Our managed leased line service consists of PP leased lines which businesses and institutions can use to establish direct digital connections between each other on a closed network, enabling the exchange of audio, data and multimedia files. We provide nationwide IP-VPN services from 64 Kbps to 1 Gbps. Our IP-VPN network uses Multiprotocol Label Switching (“MPLS”) technology that allows unified, flexible, secure and value added voice, data and Internet services. Our national frame relay service enables high-speed switched digital data communication and can transport voice and data at the same time.

Our nationwide Business Internet services consist primarily of Internet access services. Our Internet access services are provided through leased lines and DSL services nationwide. Business DSL services are available in four standard bandwidths (1 Mbps, 2 Mbps 4 Mbps and 8 Mbps). We also offer Business customers the “IP Sec” feature, which allows Business customers to work from home via secure broadband Internet access. We also offer server hosting and server virtualization services.

We offer these services individually or on a “bundled” basis to Business customers nationwide, including voice and Internet packages for smaller enterprises and voice, data and Internet packages for larger businesses. We have introduced business loyalty programs under which we offer discounts on either the full portfolio or certain designated services, according to individual user profiles. We believe that these loyalty programs increase usage, decrease churn, and enable us to capture a higher proportion of our Business customers’ expenditure on telecommunications services.

As part of our strategy of extending our service portfolio for Business customers, we also now provide a range of co-location, server hosting and rental, server virtualization, and data center outsourcing services based at our two flagship data centers in Budapest (which together comprise approximately 1,800 square meters).

Wholesale

We provide voice, data and bandwidth capacity services on a wholesale basis to other operators and service providers. These services typically generate revenue in the form of rental payments for capacity or managed bandwidth services and traffic-based charges for voice transit services to and from other Hungarian and international telecommunication service providers. Capacity services generate revenue based on the bandwidth of the service and the distance between the endpoints of the customers. Internationally, we transport voice, data and Internet traffic into, and out of, Hungary and within the Central and South Eastern European region. We have interconnection agreements with carriers to transport voice, data and Internet traffic worldwide.

Our Wholesale business consists of four product lines: providing managed bandwidth services; providing dark fiber; providing IP capacity; and providing wholesale voice services.

We provide managed bandwidth services with speeds up to 10 Gbps for a wide range of United States and European telecommunications service providers. This means, for example, that for large United States based telecommunications companies we can provide and manage the leased line connections to the endpoints of a network that they are providing to their corporate clients. These endpoints can be corporate premises or regional telecommunications hubs. We also provide lateral support services such as co-location and managed router services.

Providing dark fiber entails renting or selling fiber optic cables to cable television operators, mobile operators and government institutions, which enables these customers to manage their own networks. We provide co-location facilities in addition to repair and maintenance services to these customers.

Providing IP capacity entails providing connectivity to the Internet at a guaranteed minimum bandwidth to Internet Service Providers and cable television operators that provide Internet services. The service provided is normally fully protected and routed on two independent routes back to “Tier 1” providers’ points-of-presence in Frankfurt.

Our wholesale voice services involve routing voice calls to worldwide destinations. We have over 120 international connections to incumbent telecommunications services providers, alternative fixed line telecommunications services providers and mobile operators, enabling us to route calls for such providers globally. While wholesale voice routing is a somewhat commoditized service (and accordingly less profitable), by providing this service to new operators in developing countries, we are able to establish relationships that often lead to more profitable mandates.

Pricing and Tariffs

Mass Market in Concession

We charge our Mass Market Voice customers a monthly subscription fee and measured service fees for local, mobile, long distance and international calls. We generally charge our Mass Market Internet customers a monthly subscription fee.

Competition in the Mass Market Voice market in our historical concession areas from mobile operators and cable television companies, and to a lesser extent, fixed line operators, has driven down the pricing of our Mass Market Voice service packages. In response, we were the first fixed line operator in Hungary to introduce voice packages that provide customers with the flexibility to choose between different price options. For example, our customers can choose between packages with a higher monthly subscription fee bundled with cheaper off-peak calls or minutes included in the monthly subscription fee or more favorable tariffs in preferred call directions. In order to ensure that our service offerings remain highly competitive, we introduce new packages for all markets on a regular basis. The overall effect has been to generally increase the proportion of revenue derived from monthly subscription fees, as opposed to revenue from individual call charges.

In addition to developing new pricing structures, we have initiated a bundling strategy. Our bundled offerings include extra voice minutes and Internet access and/or usage in voice package monthly fees. These packages range from offers including dial-up minutes for entry level or low-end Internet users to high-end packages with unlimited DSL access. Our sales strategies emphasize our new commercial packages with higher monthly fees but with local and off-peak calls included in the base monthly subscription fee or with low call charges. We often run retention programs with DSL access to keep our customers from switching to cable television operators. We also target residences that would perhaps not otherwise use our voice service by offering bundled voice and Internet packages. We estimate that we currently achieve 75% of our new line subscriptions through bundled voice/DSL offerings. Since June 2008, we have also been offering IPTV services to customers in most of our historical concession areas, and sell these services in all our historical concession areas since February 2009. “InviTV” is offered bundled with voice service and Internet access as a “triple play” package, or with Internet access as a “dual play package.” In September 2009, we also introduced our “Net and Go” bundled Fixed and Mobile broadband product package.

Mass Market Out-of-Concession

Outside our historical concession areas, we offer Carrier Pre-Selection based voice services. While we have a limited number of Carrier Selection customers (principally as a result of the Tele2 Hungary Acquisition), we are not actively marketing that service and are attempting to convert those higher value Carrier Selection customers to Carrier Pre-Selection based services. For such services, we bill on the basis of usage (i.e. minutes), since the monthly subscription fees are paid by the customer to the incumbent provider to whose access network the customer is directly connected. Our pricing packages outside of our historical concession areas tend to be simpler, with less differentiation among types of calls.

With respect to the Mass Market Internet market outside of our historical concession areas, we charge a fixed monthly fee with no usage fee. We use different pricing points and promote bundled voice with Internet services both in propositions on a wholesale basis (WS ADSL and CPS) and LLU. We face stronger competition in the Mass Market Internet market outside our historical concession areas, and accordingly, re-evaluate the pricing of our services on a regular basis to ensure they remain competitive by creating customized packages to differentiate ourselves from our competitors in categories and segments where we intend to increase market share.

Business

In the Business market, we price voice, Internet and data services individually or on a bundled basis driven by competition in the specific customer segment and access technology available to provide the required service.

We have been very successful in increasing our market share in the SME segment in the last few years by using targeted direct sales with tailored pricing and bundling data/Internet access with voice services. With respect to large accounts, where we have the highest market share, the most important driver of pricing, other than profitability, is the value of a customer over the lifetime of the service we provide to such customer. We compete with Magyar Telecom for a relatively low number of new customers in selected projects where pricing is determined by tenders. Our recently expanded server related services provides us with increased pricing flexibilities in both standard bundled packages for small enterprises and customized solutions for larger customers.

We regularly adjust our pricing schemes and tools by monitoring our competition (mainly Magyar Telekom, GTS and smaller ISPs). We price data and data traffic related services to meet required gross margins while attaching appropriate call charges and flexible monthly fees for voice services.

Business voice tariffs have decreased significantly since the beginning of 2004 as a result of increased competition from both fixed and mobile operators.

While monthly fees for business data and Internet services show a year-on-year decline, higher usage in terms of data and associated increased bandwidth requirements present opportunities of pricing new service features in bundled offers.

Wholesale

For managed bandwidth services, we charge our customers a fixed monthly fee for a guaranteed minimum bandwidth along with a service agreement.

To the extent we provide dark fiber, we generally charge a monthly fee on a per kilometer basis. Customers often require us to extend our backbone network directly to their premises or to another city or, in the case of mobile operators, to one of their central switching locations. We generally charge our customers a one-time fee for extending our network to meet such requirements.

For IP capacity services, we generally charge a monthly fee based on a guaranteed minimum bandwidth along with a service agreement. Customers can also pay for a committed amount of bandwidth and purchase supplemental bandwidth, if available, as needed.

For wholesale voice services, we generally charge our customers a variable amount based on the length of the call, the time of day and the destination. In certain cases, we enter into bi-lateral agreements with other parties, pursuant to which we agree to send and receive a specified amount of voice traffic to each other. This reduces the variability in the wholesale voice business overall, but the percentage of business that may be traded on this basis is limited because the traffic flows can not be predicted with certainty.

Interconnection

A small portion of our revenue and a substantial portion of our cost of sales are made up of interconnection fees. Interconnection fees were introduced to ensure widespread provision and interoperability of telecommunications services. Operators of public telecommunications networks have a right and, when requested by other operators, an obligation to interconnect their networks to each other. This interoperability enables customers to choose any telecommunications services provider and place and receive calls from all other service providers. The telecommunications services provider that provides the initial connection and the telecommunications services provider that terminates the call, as well as any telecommunications services provider that transports the traffic between the two, share in the revenue collected from the call. Interconnection charges, like retail voice tariffs, are often dependent on the time of day that the call is placed, the length of the call and the distance covered. The settlements are coordinated through wholesale arrangements and the fees are largely regulated. See “— Our Network — Interconnection Agreements with Other Operators.”

We receive per minute call termination fees for completing calls to our customers who are directly connected to our network. These fees are passed to us from other telecom operators (fixed line, mobile, cable television operators, whether within or outside Hungary). We receive fees with respect to all of our directly connected customers, whether within, or outside, our historical concession areas. In our historical concession areas, our customers are directly connected to our network. Outside our historical concession areas, customers are connected to our network through a PP or PMP wireless connection, metropolitan fiber, a leased line, Local Loop Unbundling or over WiMAX.

We pay per minute call termination fees to other telecom operators for completing calls originating from our customers (including any of our directly connected voice customers, our customers using Carrier Pre-Selection and Carrier Selection services outside our historical concession areas and our wholesale carrier customers) to customers who are directly connected to the network of other telecom operators (fixed line, mobile or cable television operators, whether within or outside Hungary).

We receive per-minute call origination fees when any customer who is directly connected to our network elects to use a competing fixed line telecommunications services provider to make outgoing calls through the use of either Carrier Pre-Selection or Carrier Selection (in these cases we still collect a monthly subscription fee from the customer for the use of our fixed line connection).

We pay per minute call origination fees when a customer who is directly connected to another Hungarian fixed operator’s network, elects to use our service to make outgoing calls through the use of either Carrier Pre-Selection or Carrier Selection (in these cases, the operator to whose network the customer is directly connected still collects a monthly subscription fee from the customer, for the use of the fixed connection). See “Hungarian Telecommunications Industry and Regulation — Hungarian Regulatory Environment.”

Local Loop Unbundling Fees

When we connect a customer to our network through a Local Loop Unbundling arrangement, we rent the connection to the customer from the incumbent local operator for a monthly fee. We then collect from our customer a monthly subscription fee and a traffic fee for service or a bundled fee. The incumbent operator loses the billing relationship with the customer. Conversely, when a competitor comes into one of our historical concession areas and connects a subscriber to their network through a Local Loop Unbundling arrangement with us, we receive a monthly fee for allowing the competitor to use the telephone line that we own and we loose the direct billing relationship with the customer. See “Hungarian Telecommunications Industry and Regulation — Hungarian Regulatory Environment.”

Our Customers

As of September 30, 2009, we had approximately 363,000 Mass Market Voice customers within our historical concession areas and we had approximately 386,000 Mass Market Voice customers outside our historical concession areas connected primarily through Carrier Pre-Selection and Carrier Selection. As of December 31, 2008 and December 31, 2007 we had approximately 382,000 and 405,000 telephone lines in service within our historical concession areas to service Mass Market Voice customers, respectively, and approximately 440,000 and 664,000 active Mass Market Voice customers connected through indirect access outside our historical concession areas, respectively. This decrease in the number of active Mass Market Voice customers in our historical concession areas is due to the gradual decline in the overall fixed voice market. The rate of decline however is expected to further slow with the increasing penetration of ADSL and IPTV services. This decrease in the number of active Mass Market Voice customers outside our historical concession areas is due to the churn of low value Carrier Pre-Selection and Carrier Selection customers, as we deliberately focus our retention and development activities on the higher value customers.

As of September 30, 2009, we had approximately 146,000 Mass Market broadband DSL customers, of which approximately 118,000 were connected directly to our networks within our historical concession areas and 28,000 were outside our historical concession areas and serviced principally by our purchasing wholesale DSL services from the incumbent local telephone operator (primarily Magyar Telekom). This compares to December 31, 2008 when we had 139,000 broadband DSL customers. The number of IPTV customers has increased to approximately 9,000 as of September 30, 2009 since June 2008, when we introduced this service.

As of September 30, 2009, we had approximately 45,000 voice telephone lines within our historical concession areas serving business customers compared to approximately 48,000 as of December 31, 2008. Outside our historical concession areas, we had approximately 57,000 direct access voice telephone lines and approximately 10,000 indirect access voice telephone lines as of September 30, 2009, compared to approximately 58,000 direct access voice telephone lines and approximately 12,000 indirect access voice telephone lines as of December 31, 2008. As of September 30, 2009, we had approximately 17,000 DSL lines and approximately 16,000 leased lines compared to approximately 17,000 DSL lines and approximately 15,000 leased lines as of December 31, 2008.

In the Wholesale market, we had approximately 600 customers as of September 30, 2009 which was consistent with our customer base as of December 31, 2008. Customers include telecommunication services providers from across Western Europe and the United States, incumbent telecommunications services providers, alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers.

We have a well-balanced revenue and cash flow mix, making us less susceptible to market pressures in any particular market segment. For the nine months ended September 30, 2009, we derived approximately 24% of our revenue from Mass Market Voice, 10% from Mass Market Internet, 26% from Business and 40% from Wholesale. For the year ended December 31, 2008, we derived approximately 28% of our revenue from Mass Market Voice, 10% from Mass Market Internet, 27% from Business and 35% from Wholesale.

Our Sales and Distribution Channels

Mass Market

In our historical concession areas, our Mass Market Voice and Mass Market Internet sales channels include walk-in shops, point-of-sale reseller and partner shops, independent third-party sales agents, our own telesales operations and our Internet web site. We manage 18 walk-in shops in our historical concession areas. Our services are sold to Mass Market customers outside our historical concession areas through a non-exclusive network of agents and point-of-sale reseller and partner shops and our own and outsourced third-party telesales operations.

Business

Our direct sales force of approximately two sales executives and approximately 56 key account managers is our primary Business sales channel. Key account managers are responsible for managing the relationship with and developing business with our larger corporate customers. Our sales executives are responsible for driving new business acquisition primarily in the SME market. This group also works with a specialized telesales group for contract renewals, appointment setting, and sales to lower-end SME customers.

We also use agents and resellers as indirect sales channels, which allow us to expand the geographical range of our Business sales and improve our coverage of the small enterprise market. In the case of contracts originated by our resellers and strategic partners, we become the contracting party and the exclusive owner of the customer in respect of the telecommunication services.

Wholesale

Our Wholesale sales efforts are split into international and domestic channels. Internationally, our business development and sales staff focuses on selling managed bandwidth services, IP capacity services and wholesale voice services directly to incumbent fixed line telecommunications services providers, alternative fixed line telecommunications services providers, mobile operators, cable television operators and Internet Service Providers in the Central and South Eastern European region. Our sales staff are also focused on securing competitive and technically sound managed bandwidth solutions for Western European and U.S. telecommunications companies so that we can serve as a one-stop sub-provider in meeting their corporate customers’ regional needs.

In Hungary, we have a dedicated business development and sales staff that focuses primarily on marketing our IP capacity and dark fiber services throughout Hungary to mobile operators, cable television operators and Internet Service Providers.

Our Network

Overview

Our telecommunications network is comprised of our original network in the Hungarotel historical concession areas, the national and international backbone network and access networks that we added when we acquired PanTel in 2005, the network we added through the Invitel ZRt Acquisition in 2007, which consisted of the network covering the Invitel ZRt historical concession areas as well as a national backbone network and access networks covering many of Hungary’s urban centers, and the regional network we added with the acquisition of Invitel International in 2008. Today, our telecommunications network consists of a national backbone network and access networks throughout Hungary as well as an international backbone network in the Central and South Eastern European region.

Backbone Network

Our national fiber network comprises approximately 10,000 route kilometers of fiber (8,500 route kilometers in the backbone and 1,500 route kilometers of access network) with points of presence in Budapest and more than 40 urban centers across Hungary. Our international backbone network comprises approximately 23,000 route kilometers of fiber with approximately 40 major points of presence in 19 countries. Our network carries traffic between the major cities of Hungary, provides connectivity to and within our historical concession areas, connects major urban business centers outside our historical concession areas and provides international connectivity. Through Invitel International, we have comprehensive coverage of the Central and South Eastern European region, including hard to reach countries such as Albania and significant presence through long distance routes in Austria, Bulgaria, Czech Republic, Germany, Italy, Romania, Slovakia, Ukraine and Turkey. Our backbone network consists of fiber rings that management believes are on par with Western European digital network standards and has been designed for an open architecture using Synchronous Digital Hierarchy (“SDH”) and DWDM technologies.

Access Networks Inside Our Historical Concession Areas

Within our historical concession area (which covers approximately 21% of Hungary’s population), we have versatile modern telecommunications networks. The networks are designed to offer voice and broadband (DSL) services to substantially all of our customers as well as data services to our Business customers. The network is based on a combination of copper lines, wireless technologies and fiber optic cable for certain major customers.

Access Networks Outside Our Historical Concession Areas

Point-to-Multipoint Networks. We have developed the largest PMP radio system in Hungary in the licensed 3.5 GHz frequency band. By covering Budapest, 21 other major urban centers and two other smaller cities outside our historical concession areas, we have gained a competitive advantage by creating an alternative access network independent of Magyar Telekom’s local loops. These networks enable us to deliver a full complement of managed voice, data and Internet services to our Business customers.

Point-to-Point Networks. We use PP microwave radio to provide high bandwidth connections to corporate clients and, to a lesser extent, for backhaul transmission (connecting our core network with small sub-networks) to interconnect PMP sites to our network. The majority of our PP sites have been deployed in Budapest. We have installed more than 2,519 PP links to date for connection to corporate clients and approximately 18 links to provide connections between PMP and PP sites.

Metropolitan Areas Networks (“MANs”). In addition to the PMP and PP networks, we operate approximately 1,500 route kilometers of MANs in Budapest and eight of the urban centers outside our historical concessions areas. Our MANs provide a direct link between our backbone network and radio (PP and PMP) base stations. This allows the city rings to be fully integrated in a seamless manner with our overall network. Each MAN is built with fiber cable technology which is essentially the same as that used for our backbone network. Our Budapest MAN consists of more than 1,000 route kilometers and passes through areas of the capital with significant business potential.

The networks which we operate outside our historical concession areas also include network lines which we lease from other telecommunications operators and unbundled local loops (Local Loop Unbundling). This enables us to reach a wider geographical area beyond the coverage of our PMP and PP networks and MANs over which we have control. Local Loop Unbundling also provides us with a lower cost option for directly connecting smaller business customers. We have approximately 5,000 customers connected through Local Loop Unbundling, with 13 Local Loop Unbundling sites in Budapest and 10 Local Loop Unbundling sites outside of Budapest. In addition, we have 28 WiMAX base stations on the outskirts of Budapest and 16 other cities to provide alternative low cost access methodology to directly connect principally smaller business and residential customers.

Switched Voice Network

We have deployed a fully digital switching network hierarchy. A total of 19 exchanges have been deployed in a hierarchical network. Local Exchanges handle the interconnection of customer lines and the switching of local traffic while the Primary Exchanges handle traffic for other areas. Secondary Exchanges provide the transit functionality for switching traffic between different regions. Secondary Exchanges also handle the interconnection of Business voice traffic from outside our historical concession areas. The International Gateway Exchange is the point of interconnection for all international, national and mobile traffic in our network.

Data and Leased Line Network

Multi-service network. We have deployed an extensive multi-service network to provide advanced IP based services to corporate, SME and Internet Service Provider clients. The range of services includes IP and Ethernet based VPN, virtual dial-up networks, VoIP, Internet access, VLAN and Extranet services. This enables us to provide tailored services to meet the customers’ needs. This multi-service network has been deployed throughout Budapest, our historical concession areas and 16 major cities in Hungary. The main nodes are interconnected by a 10 Gigabit Ethernet network which also extends nationally to the main centers in our historical concession areas. The smaller nodes are connected in a star or mesh configuration.

Managed leased line network. The managed leased line network provides “last mile” access to leased line customers. The extensive network provides multiple points of presence for managed leased line services. It also provides cross-connect capabilities to enable leased line networks to be remotely reconfigured. Leased Line services are provided through fiber, PP and PMP networks in more than 40 cities outside our historical concession areas.

Both the multi-service and the leased line networks are designed to offer capacity and flexibility for the positioning of advanced data and leased line services.

The Invitel International Network

We operate one of the largest networks in the Central and South Eastern European region with 40 points of presence in 19 countries, which has enabled us to become a leading provider of wholesale data and capacity services in the region. Our international network includes Hungarian transit sections and has a total route length of more than 23,000 kilometers, consisting of approximately 80% of owned fiber routes or fiber routes leased on long-term IRU agreements and approximately 20% of fiber routes based on short term lease agreements. We also have significant unused network capacity in Austria, Czech Republic, Germany, Italy, Slovakia and Turkey. Our most extensive city networks are located in nine important cities of the region and have a substantial amount of unused fiber capacity, which can be used to target future intra-city sales and long distance sales.

We have recently completed an alternative network in Turkey, connecting Istanbul, Ankara and Izmir in a ring structure, enabling us to become the only alternative to Turk Telecom for providing fully managed end to end service from Turkey towards Western Europe. We intend to continue as an early entrant into new markets towards the Caucasus and Middle-East, combining demand from operators in Turkey with the demand for terrestrial fibre-based alternatives from Middle East to Western Europe.

Interconnection Agreements with Other Operators

We have interconnection agreements with each of the major Hungarian fixed line, mobile and alternative operators, including, among others, Magyar Telekom, UPC Hungary, T-Mobile, Pannon GSM, Vodafone and GTS. The objective of these interconnection agreements is to enable the parties to access each other’s networks and terminate traffic originated in the other party’s network, which enables the two operators’ customers to connect with each other. These interconnection agreements are typically for indefinite terms and are based on, or incorporate the terms of, our reference interconnection offers (“RIOs”). If the other interconnection party is considered to have significant market power, then typically the terms of the other party’s RIO are also incorporated. See “Hungarian Telecommunications Industry and Regulation — Hungarian Regulatory Environment” and “— Pricing and Tariffs — Interconnection.”

We also have interconnection agreements with foreign telecommunications network operators, including, among others, WIND, Belgacom, ATLAS, Cesky Telecom, Telekom Austria, Romania Data Systems and T-Systems (Germany). These voice interconnection agreements relate to the interoperability of the networks and the provision of mainly reciprocal international voice carrier services. These agreements are typically for indefinite terms. Under these agreements, we are purchasing from and providing for other telephone operators voice hubbing (i.e. collection of voice traffic), transit and call termination services in the most favorable directions at the best possible fees

Network Access Agreements with Internet Service Providers

We have wholesale agreements with various Internet Service Providers under network management agreements enabling them to provide Mass Market Internet and Business Internet services. These agreements provide for DSL broadband Internet access through our networks. See “Hungarian Telecommunications Industry and Regulation — Hungarian Regulatory Environment.”

We have been a DSL services provider in our historical concession areas since 2001. We offer DSL services in our historical concession areas on a wholesale basis, mainly to Magyar Telekom (for the sale of products under its T-Home brand) and Enternet.

Outside our historical concession areas, we have network access agreements with Magyar Telekom and UPC Hungary for DSL services and dial-up access.

Additionally, in the Wholesale market, we act as a nationwide Internet Service Provider and purchase international peering services primarily through “Tier 1” carriers such as Telia and Verizon.

Network Management

We monitor our voice network with continuously running systems, which has enabled us to improve our quality of service to an average fault rate per month which was below 0.0054% in 2008, which we believe is comparable to European benchmark operators and is significantly better than the threshold imposed by the Hungarian regulatory authorities. Monitoring provides us with the proactive management ability of network/service failures, allowing us to provide a high, guaranteed level of service availability, which is particularly important to and valued by our Business customers.

We also constantly monitor our IP network using a network management system that runs on a Hewlett Packard (“HP”) platform using HP Openview. This HP platform provides integrated management of our operation and maintenance processes by our centralized network management staff and significantly reduces our network operating costs. These network monitoring systems, which also have back-up facilities, are located at our Service Management Center near our corporate headquarters in Budaörs near Budapest and can be accessed from other locations on our network.

In addition, we monitor customer service level agreements to ensure that we apply the appropriate priority and escalation levels to customer service calls logged.

Our Competition

In Hungary our most significant fixed line competitor is Magyar Telekom, the largest provider of fixed line telecommunications services in Hungary, with its historical concession areas covering an estimated 77% of Hungary’s population. We also compete with Hungarian cable TV operators, and to a lesser extent, with Hungarian alternative fixed telecommunications services providers such as GTS, and foreign telecommunications services providers operating in Hungary such as BT plc. In our Wholesale segment, we compete with the other independent cross regional alternative operators such as GTS and Interoute, and also the various national incumbent operators.

Mass Market Voice

In the Mass Market Voice market in our historical concession areas, the competitive positioning is mainly based on quality of service, perceived value added of bundled product offerings, and price. Outside our historical concession areas, price is the main basis for competition.

In our historical concession areas, our fixed line competitors may offer services on a Carrier Selection basis or on a Carrier Pre-Selection basis. Outside our historical concession areas, we compete with the local incumbent network operators as well as with other alternative operators. We have focused mainly on providing Carrier Pre-Selection based voice services outside our historical concession areas, as Carrier Pre-Selection ensures a higher quality and sustainability of revenues than Carrier Selection.

We also compete with mobile network operators. The mobile subscriber base in Hungary has grown rapidly since the 1990s, partly due to low pre-existing levels of fixed line penetration. As a result, the mobile penetration rate in Hungary is approximately 117% of the population as of September 30, 2009, and the number of mobile subscriptions is more than three times the number of fixed lines (three million fixed lines as of September 30, 2008 according to the National Communications Authority report). Mobile telecommunications services have contributed to the decline of the fixed line subscriber base and have led to fixed-to-mobile churn.

We have seen increased competition from cable television operators in the Mass Market Voice market. Under current regulations, cable companies can cross-finance services (TV, Internet and Voice services) in product offers, enabling them to aggressively price and market the voice portion of their product offering. The cable television operators’ unique selling points are their low monthly fees for voice and free calls inside their own network. However, the Hungarian cable market is very fragmented and cable competitors impact our business differently in each of our historical concession areas. The principal cable television operators we compete with in our Mass Market Voice market are UPC Hungary, Magyar Telekom (through the T-Home brand) and Digi, each of which have introduced triple play solutions in our historical concession areas.

We also face increased competition from providers of VoIP services such as Skype. We are also marketing a VoIP service.

Mass Market Internet

We compete in the Internet services market with Internet Service Providers throughout Hungary, including Magyar Telekom (through the T-Home brand). We also compete with cable television network operators, such as UPC Hungary, Magyar Telekom (through the T-Home brand) and Digi, which utilize their cable networks to provide broadband Internet services and VoIP. Currently, an estimated 57% of Hungarian households subscribe to cable television. The national average penetration rate is mirrored in our historical concession areas. Competition in this market is primarily on the basis of price and brand.

In our historical concession areas, we are able to offer DSL broadband services to substantially all of our fixed line customers, which gives us a strong competitive position in these areas. Since June 2008 we have also been offering IPTV services over broadband DSL to customers in most of our historical concession areas as part of a “triple play” and “dual play” offerings. We introduced IPTV services in our remaining historical concession areas in February 2009. Outside of our historical concession areas, we provide DSL based broadband Internet services principally by buying the service on a wholesale basis from the incumbent operators, primarily Magyar Telekom. In some cases, we provide this service through Local Loop Unbundling and we expect our use of this technology to increase in the future.

Business

Our main fixed line competitors in the Business market is Magyar Telekom, and to a lesser extent, GTS. The basis of competition includes network reach, proximity to customer premises, price and customer service. Operators who rent networks from the incumbent provider cannot compete as effectively as those with direct network presence in the area. Margin per customer is closely correlated with how much traffic is carried or how much capacity is provided on our own network infrastructure.

We believe that our national network, as well as our modern data center facilities, give us a relatively strong competitive position when selling voice, data, Internet access, and data center services like server hosting to Business customers throughout Hungary. In most urban centers, we have a point of presence on our own fiber optic backbone network and, therefore, are able to connect customers directly to our backbone network using our metropolitan fiber, line of sight microwave, Local Loop Unbundling or leased lines. We are also deploying WiMAX technology in certain areas as another method of directly connecting business customers to our backbone network.

We also compete with the mobile operators who target business customers, which has led to fixed-to-mobile substitution in the Business voice market.

Wholesale

Inside our historical concession areas, we currently experience limited competition for Wholesale services because these services are typically provided by the primary incumbent local telephone operator. Outside our historical concession areas in Hungary, our competition is comprised primarily of the incumbent operators, mainly Magyar Telekom as well as Antenna Hungaria (the national broadcast company) which provides smaller bandwidth services over microwave, MVM (the national power company which provides primarily large bandwidth services between cities) and GTS.

In the international portion of the Wholesale market (in Central and South Eastern Europe), our competitors include the incumbent telecommunications services providers in the various countries as well as the alternative telecommunications services providers such as GTS and Interoute. While the incumbent telecommunications services providers generally have stronger national coverage in their home countries, our position as a complete supplier of wholesale services across Central and South Eastern Europe, along with our focus on speed and flexibility, give us a competitive advantage.

Billing and Customer Care Software Systems

We currently operate on a single monthly billing period. At the end of each billing period, our external systems transfer metered data to the billing systems and an update is prepared for the general ledger. The majority of billing files are sent to a third party for printing and distribution. The vast majority of our residential customers pay their bills through the Hungarian Post

Office’s third party payment system. Under this system, customers fill out a payment order and pay the amount due to the Hungarian Post Office, which in turn transfers all amounts paid by our customers promptly to our account. The Hungarian Post Office’s third party payment system has traditionally been the main means of bill payment for service providers in Hungary. A minority of our customers pay their bills through direct debit and bank transfers.

We currently operate three different billing systems:

•	CosmOSS, a post-paid billing system that provides billing services to Mass Market and Business customers. CosmOSS bills for both voice and data services. CosmOSS is operated by Euromacc Kft.

•

Telemax, a post-paid billing system that provides billing services to Mass Market and Business customers. Telemax bills basically voice services and some data services. The Telemax billing system is exclusively used to bill for indirect long distance voice services. Telemax is operated by Hewlett Packard.

•	FusionR, a post-paid billing system that provides billing services for certain important Business customers, Wholesale services and Carrier Pre-Selection and Carrier Selection services.

We also operate four different customer administration systems:

•

Contract Management (“CM”) is an order management application that provides a consolidated platform for the entire Business customer market. It also supports the entire sales cycle from prospect to disconnection.

•

Network Management Tool (“NMT”) is an order management system serving Mass Market customers with voice services and automatic provisioning support for Mass Market and Business customers in our historical concession areas.

•

Internet Administrator (“IA”) is an order management system serving Mass Market customers with Internet and bundled (Voice and IP) services with automatic provisioning support and also with long distance voice services.

•	VITRIN is a workflow application providing provisioning and fault handling workflow support for Business data services.

We believe that our billing and customer care systems are adequate to meet the current functional requirements for invoicing our customer base.

Employees

As of September 30, 2009, we had approximately 1,414 employees, of which approximately 1,192 were located in Hungary. As of December 31, 2007 and 2008, we had approximately 1,412 and 1,508 employees, respectively, of which approximately 1,300 and 1,279 were located in Hungary, respectively.

A breakdown by job function as of September 30, 2009 is set forth in the table below.

Function	Number of Employees

Marketing	51

Sales	226

Operations	874

Finance	128

IT	69

Human Resources and Legal	32

General Management and Administration	34

Total	1,414

We believe that we have satisfactory working relationships with our employees and have not experienced any significant labor disputes or work stoppages.

Property, Plant and Equipment

Our Property

We lease our principal executive offices in Budaörs, Hungary. In addition, we own and lease properties throughout Hungary and other countries in Central and Eastern Europe. We have secured all the necessary rights-of-way with respect to our telecommunications networks. We believe that our leased and owned office space and real property are adequate for our present needs but we periodically review our future needs.

In Hungary, our material properties include properties that we own that comprise part of our telecommunications infrastructure (“telecom freehold” properties), properties that we lease that comprise part of our telecommunications infrastructure (“telecom leasehold” properties) and properties we lease in connection with the day-to-day operations of our business (“other leasehold” properties), each of which is summarized below:

Telecom Freehold. Of our 473 telecom freehold properties, we own the land and infrastructure for 189 properties, we own the infrastructure only for an additional 254, we have joint ownership with third parties over 26 properties, and we have free rights of use, although the Hungarian Post Office has title, over four. All of our telecom freehold properties are located in our historical concession areas.

Telecom Leasehold. We have 645 telecom leasehold properties that comprise part of our telecommunication network. Our total rental fees for 2008 for our telecom leasehold properties were $5.1 million (€3.4 million), with various durations; approximately 45% of these leases are of an indefinite duration, approximately 53% of these leases are for a period of one to 10 years and the remainder are for 10 to 25 year periods.

Other Leasehold Facilities. We lease an additional 39 properties, comprising 19 office buildings, five sales offices and 15 customer services offices. Our total rental fees for 2008 for these other leasehold properties were approximately $4.7 million (€3.1 million), with various durations; approximately 33% of these leases are of an indefinite duration and approximately 34% of these leases are for five to 10 year periods.

All of these properties are included in Matel’s fixed assets and are subject to floating rate charges under Matel’s Credit Facilities.

Rights of Use. Under the Hungarian Civil Code, we are authorized to obtain rights of use over real property owned by third parties in exchange for a lump sum of compensation. Furthermore, the 2004 Communications Act re-enforced existing rights to construct buildings and install telecommunications equipment, wires and antennas on real property owned by third parties. In keeping with standard market practice among Hungarian telecommunications network operators, we have historically commenced operations based on a landowner’s consent granted during the construction permitting process but before reaching formal written agreements. In connection with our national backbone network, we have successfully concluded agreements with affected landowners for the most part. However, in connection with certain portions of our national backbone network constructed from 1996 through to 1998, we initiated formal contractual negotiations to reach agreements with the affected landowners at the beginning of 2001, and these contractual negotiations, along with the related registration of rights of use, are still ongoing.

Insurance

We maintain the types and amounts of third party insurance coverage customary in the industry in which we operate, including coverage for business interruption, property damage, liability and employee related accidents and injuries above specified self-insured amounts for each type of risk. We are current with all of our premium payments and have made no material claims under our insurance policies in the past three years. We also maintain directors’, supervisory board members’ and officers’ insurance. We consider our insurance coverage to be adequate for our business, as to both the nature of the risks and the amounts insured.

Environmental

Our operations are subject to a variety of laws and regulations relating to land use and environmental protection. We have a good relationship with the environmental authorities. The internal environmental protection activities are governed by certain internal rules on environmental protection issued by us, for the purpose of educating our employees about environmental protection and requiring them to be environmentally conscious. In the past five years, no environmental fines have been imposed on us. We believe that we are in substantial compliance with the applicable requirements.

Legal Proceedings

Local Business Tax

Three Hungarian municipalities (Orosháza, Battonya and Békéscsaba) initiated a court proceeding against us in the Metropolitan Court of Budapest seeking payment in connection with an ambiguous provision in some of our concession contracts regarding the payment of local municipal taxes. On May 15, 2008 the Metropolitan Court ruled on our behalf and denied the claims of the municipalities. On October, 30 2008 the Metropolitan Court of Appeal overturned, in part, the lower court’s ruling and awarded the municipalities $12.0 million (€7.9 million) including interest and costs. In addition to that, Békéscsaba claimed an additional $13.1 million (€8.7 million).

In March 2009, we reached a final settlement and have agreed to pay a total of $11.4 million (€7.6 million) to the local municipalities of Battonya, Orosháza and Békéscsaba. All legal proceedings and claims with the three municipalities have been terminated as a result of the settlement.

During February 2009, one additional municipality, Tótkomlós, made claims against us, which we rejected, in the aggregate amount of $0.5 million (€0.3 million). The next court hearing will be held on January 14, 2010. We have, however, already sent a settlement proposal to the municipality of Tótkomlós to pay $0.2 million (€0.1 million at currency exchange rates) in two installments.

Further municipalities may not make claims in connection with the local business tax issue, as the court established in one of its judgments that our local business tax payment obligation (and that of Hungarotel, our legal predecessor) expired on November 1, 2002, and therefore actions filed after November 2, 2007, would be barred by the statute of limitations. However, in the case of Tótkomlós, the claims did not lapse as the statute of limitations was interrupted by Tótkomlós in 2005.

Postal Cash Payments Litigation

On September 1, 2008, the NFH sent a letter to us in connection with our practice of charging customers an extra fee if they pay their invoices to us by way of a cash payment at post offices. The NFH requested that we modify our general contracting terms and conditions according to the NFH’s request and pay back the collected sums to the relevant customers. We refused to comply with the requests of the NFH since we believe that such requests lack merit. The NFH initiated court proceedings and requested that the court order us to change our general contracting terms and conditions and to reimburse the relevant customers all extra fees imposed on them. According to our management, monthly revenues from extra fees charged on postal cash payments since the introduction of such extra fees amount to $0.3 million (€0.2 million). As a result, the original amount of the claim ($2.6 million (€1.7 million)) has increased to approximately $4.1 million (€2.7 million) to date due to the ongoing billing of the disputed recharge. Please note that, before May 2008, only the historical customers of Hungarotel were required to pay such extra fees. The court proceeding in the matter is ongoing. The current court procedure has been suspended as the court has initiated a preliminary ruling procedure before the European Court of Justice. Although, in our assessment, the risk of losing the litigation and being required to repay the claimed amount ($4.1 million (€2.7 million) or any increased amount depending on the date of the final judgment) to customers is remote, we are not in a position to predict the final judgment of the court.

Tax Audit

Invitel International is currently the subject of a tax audit conducted by the Austrian tax authority for the period between April 1, 2003 through March 31, 2007 (which relates predominately to the period prior to our acquisition of Invitel International). With respect to the fiscal years ending March 31, 2004 and March 31, 2005, questions were raised regarding whether a financial lease agreement entered into between Invitel International and a third party prior to our acquisition of Invitel International should be treated as a sale and leaseback agreement for tax purposes. Invitel International and the Austrian tax authorities have since engaged in settlement discussions regarding this issue raised by the Austrian tax auditor. Although we are not able to predict with any certainty as to whether a final settlement will in fact be reached with the Austrian tax authorities, Invitel International’s management currently understands (based on informal assurances from the Austrian tax authorities) that the Austrian tax authority would be willing to settle this issue for a total amount of approximately €4.5 million.

Universal service “pass on” obligation

We became a universal service provider in our historical concession areas on the basis of the Universal Service Agreements concluded by our legal predecessors with the legal predecessor of the Minister in 2002, which agreements were later revised to comply with the current E.U. regulatory regime. See “Hungarian Telecommunications and Regulation — Hungary and its Telecommunications Industry.” The Universal Service Agreements were concluded for a definite term expiring on December 31, 2008. On December 19, 2008, the then active Minister heading the Prime Minister’s Office unilaterally closed the negotiations on the extension of the Universal Service Agreements. At the same time, a Government Decree (Government Decree No. 352/2008. (XII.31.)) was adopted, under which the current universal service providers are obliged to provide universal services under unchanged terms and conditions for one year following the expiration of the Universal Service Agreements (i.e., until December 31, 2009). On April 21, 2009, we submitted a petition to the Constitutional Court requesting that the Constitutional Court review the provisions of the above decree and declare them as void and thus not applicable.

GVH proceeding

On December 5, 2006, the GVH imposed a penalty of HUF 150 million on Hungarotel (which has since been merged into Invitel ZRt), claiming that Hungarotel abused its dominant position by inhibiting Carrier Selection in the voice services market. Invitel ZRt appealed the GVH’s decision before the Metropolitan Court, requesting the suspension of its enforcement. The

Metropolitan Court suspended the enforcement of the fine and subsequently overturned the decision of the GVH on procedural grounds and ordered the GVH to repeat the administrative procedure against Invitel ZRt. The GVH subsequently appealed the decision of the Metropolitan Court before the Metropolitan Court of Appeal. On November 21, 2008, the Metropolitan Court of Appeal confirmed the ruling of the Metropolitan Court, and accordingly the GVH decision was annulled with final effect. The GVH commenced the repeat administrative procedure against Invitel Zrt with respect to the same alleged violations on September 24, 2009.

Other

We are involved in various other legal actions arising in the ordinary course of business. We are contesting these legal actions in addition to the actions noted above; however, the outcome of individual matters is not predictable with assurance. Although the ultimate resolution of these actions (including the actions discussed above) is not presently determinable, we believe that any liability resulting from the current pending legal actions involving us, in excess of amounts provided therefore, will not have a material effect on our consolidated financial position, results of operations or liquidity.

OUR DIRECTORS AND SENIOR MANAGEMENT

Matel

The directors of Matel are Tradman Netherlands B.V. and Tradman Management B.V. (collectively “Tradman”), trust companies which are subsidiaries of TMF Netherlands B.V. The business address of Tradman is Parnassustoren, Locatellikade 1, 1076 AZ Amsterdam, The Netherlands. Tradman is not related to the ultimate shareholders of Matel and, as a trust company, Tradman is an independent service provider engaged in the management of Dutch special purpose vehicles. Tradman exercises its voting rights on the Board of Matel in accordance with the terms of a service agreement with us.

Invitel Holdings A/S

The following table sets out certain information concerning our directors. The business address of each of the directors is the address of Invitel Holdings.

Name	Age	Position

Board of Directors

Ole Steen Andersen	62	Member of the Board

Jens Due Olsen	45	Member of the Board

Peter Feiner	41	Member of the Board

Thierry Baudon	55	Member of the Board

Craig Butcher	45	Member of the Board

Nikolaus Bethlen	32	Member of the Board

Michael Krammer	49	Member of the Board

Biographies

Certain information relating to our directors is set out below.

Members of the Board of Directors

Ole Steen Andersen has been a member of the board since November 2008 and a member of the board of Hungarian Telephone and Cable Corp. (“HTCC,” our predecessor) from September 2006 until the completion of the Reorganization in February 2009. Until his retirement in June 2007, Mr. Andersen was the Chief Financial Officer and a member of the Executive Committee of Danfoss A/S. Danfoss is a privately held global company which develops and produces mechanical and electronic products and controls used to heat and cool homes and offices, refrigerate food and control production lines. Mr. Andersen currently serves on several boards of directors. He is the Chairman of the Board of Directors of several companies including BB Electronics A/S, a Denmark-based private equity-held company which provides electronic subassemblies, Sanistaal A/S, a public listed wholesale company and Hedge Corp. A/S, an IT financial resources company. Mr. Andersen is also the Chairman of the Danish Association for Private Equity and Venture Capital. In addition, Mr. Andersen is the Nordic advisor for CVC Capital, a Luxembourg-based private equity company, and a member of the Advisory Board of Danish Merchant Capital, a financial services company. He holds a B.Econ. from the Copenhagen Business School and a M.Sc. from Denmarks Technical University.

Thierry Baudon has been a member of the board since November 2009. Mr. Baudon is the Managing Partner of Mid Europa and has been with Mid Europa since its inception in 1999. He chairs the Investment and Management Committees of the firm and has been responsible for investments in seven telecommunications operators. Mr. Baudon has served or is serving on several boards of directors including Invitel Holdings, TIW, Orange Slovakia, Orange Austria, Aster, SBB Telemach, and Calucem. Prior to joining Mid Europa, he headed the International Finance division of the Suez Group and held senior positions with the European Bank for Reconstruction and Development (“EBRD”) and the World Bank/IFC Group. He holds a B.Sc. and a M.Sc. in Engineering from the Paris Institute of Technology (AgroParisTech), an AMP from INSEAD and a M.A. in Economics and Finance from the Paris-Sorbonne University.

Nikolaus Bethlen has been a member of the board since November 2009. Mr. Bethlen is an Associate Director of Mid Europa. Prior to joining Mid Europa, he worked for Kohlberg, Kravis, Roberts & Co. (“KKR”) in London. Prior to joining KKR, he was with Morgan Stanley & Co. in its European Mergers and Acquisitions and Capital Markets Departments. Mr. Bethlen serves on the Boards of Orange Austria and Ceske Radiokommunikace. He holds a B.A. in Business Economics from Durham University, England.

Craig Butcher has been a member of the board since November 2009. Mr. Butcher is a Senior Partner of MEP and has been with MEP since 2001. He is responsible for deal origination, execution, and monitoring across the Central and Eastern European region. While with Mid Europa, Mr. Butcher has been responsible for investments in five telecommunications operators and has served or is serving on the boards of directors of Invitel, Karneval, Ceske Radiokommunikace, T-Mobile Czech Republic, Bité and Wheelabrator. From 1995 to 2000, Mr. Butcher worked with the EBRD. From 1991 to 1993 he worked with the Boston Consulting Group. He holds a B.Sc. (Hons) in Mathematics from Canterbury University, New Zealand, and an MBA from INSEAD.

Peter Feiner has been a member of the board since November 2008 and a member of the board of our predecessor HTCC from May 2007 until the completion of the Reorganization in February 2009. Since 1998, Mr. Feiner has been the managing director of SPAR Magyarország Kereskedelmi Kft. (“Spar Hungary”) and has been the head of Spar Hungary’s Board of Directors since 2004. Spar Hungary is owned by Spar Austria. Spar Hungary operates supermarkets and hypermarkets throughout Hungary and is part of the world’s largest retail food store chain operating under the brand name “Spar.” Mr. Feiner has been the President of the Hungarian Trade Association since 2005. He holds a degree from the College of Finance and Accountancy, Zalaegerszeg, Hungary.

Michael Krammer has been a member of the board since November 2009. Mr. Krammer is the Chief Executive Officer of Orange in Austria, a position he has held since October 2007. After graduating from Theresian Military Academy, he has worked for three telecommunications operators serving as: CEO of E-Plus Germany; CCO and later CEO of tele.ring; and Director of Customer Care and Executive Director Business Unit Business Customers for max.mobile. Mr. Krammer started his professional career in 1991 at the automobile association ÖAMTC, where he held several positions, most recently serving as departmental head Emergency and Information Services.

Jens Due Olsen has been a member of the board since November 2008 and a member of the board of our predecessor, HTCC from March 2007 until the completion of the Reorganization in February 2009. Mr. Olsen is currently a financial consultant. He was the Deputy CEO and Chief Financial Officer of GN Store Nord A/S (“GN”) until the end of 2007. Mr. Olsen was with GN since 2001. GN, a manufacturer of headsets and hearing instruments, is a Danish-based public company listed on the NASDAQ OMX Copenhagen Stock Exchange. Mr. Olsen is on the Board of Directors and the Chairman of the Audit Committee of NKT Holdings A/S, a Danish-based public company listed on the NASDAQ OMX Copenhagen Stock Exchange, which is a manufacturer of cleaning equipment, power cables, flex-pipes for the offshore industry and advanced fiber-optics components. He is also on the Board of Directors of Industries Pension A/S, a Danish pension fund; Cryptomathic A/S, a privately held Danish company which provides e-security software and services; and Dtecnet A/S, a Danish based market leading provider of anti-piracy software solutions for the global gaming, music, motion picture and software industries. He holds a M.Sc. in Economics from the University of Copenhagen, Denmark.

Executive Officers

Martin Lea is our CEO and Robert Bowker is our CFO, and their respective biographies are as follows:

Martin Lea has been President and Chief Executive Officer since April 2007. Mr. Lea served on the Board of Directors and as the Chief Executive Officer of Invitel Holdings N.V. (before it was acquired in the Invitel ZRt Acquisition in April 2007) since 2004. Prior to that, he served as Executive Vice President of Intertek Group plc., where he was Chief Executive of its ETL-SEMKO division. He has also been as a member of the managing director of Racal Telecom and President of Global Crossing’s integrated UK operations. He holds a Business Studies from Kingston University.

Robert Bowker has been Chief Financial Officer since April 2007. Mr. Bowker has served as a member of our Board of Directors and the Chief Financial Officer of Invitel Holdings N.V. (before it was acquired in the Invitel ZRt Acquisition in April 2007) since 2004. Prior to that, he served as Chief Financial Officer at Eurotel Praha between 2000 and 2004 and at EuroTel Slovakia and PricewaterhouseCoopers before that. He holds a Bachelor of Commerce from Rhodes University. Mr. Bowker is a South African Chartered Accountant and a Chartered Financial Analyst.

Audit Committee

The Company’s Audit Committee currently consists of Ole Steen Andersen (Chairman), Peter Feiner, and Jens Due Olsen.

The NYSE Amex Stock Exchange requires our audit committee to provide appropriate review and oversight of related party transactions. As provided in its charter, our audit committee is responsible for reviewing and approving in advance any proposed related party transactions with an individual or entity considered a “related person” under the rules of the SEC. In September 2006, the audit committee adopted written policies and procedures for the review and approval of related party agreements (“Related Party Policies and Procedures”). The Related Party Policies and Procedures cover services or resources provided to the Company by a related party and any other transactions between the Company and a related party. Proposals for related party transactions should be submitted in writing to the audit committee, which written proposals should include a summary of the proposed material terms along with a supporting statement indicating the reasons that the proposed related party agreement could not be entered into with an independent party on terms and conditions that are more favorable or at least as favorable to the Company. In 2009, an independent committee, consisting of the members of the audit committee, who are all deemed independent, provided the appropriate review and oversight of the Shareholder Loan when it was originally entered into in March 2009, with independent financial (which included the receipt of a fairness opinion) advice as well as advice from independent counsel. See “Summary — Concurrent Transactions — De-Listing of our ADRs and De-registering as an SEC filer.”

Compensation of Management

Director Compensation

The members of our Board of Directors who were officers of TDC until November 2, 2009 (Carsten Dyrup Revsbech and Robert Dogonowski) and November 23, 2009 (Henrik Scheinemann and Morten Bull Nielsen) did not receive compensation for serving as directors of the Company pursuant to TDC’s internal policies. The compensation of the Board of Directors is determined by the Board of Directors and approved at our annual general meeting and is based on prevailing market rates.

Employment arrangements

We have agreed to management service agreements with the companies providing the services of Mr. Lea and Mr. Bowker, our Chief Executive Officer and Chief Financial Officer, respectively. These arrangements provide that we will compensate the service companies with annual service fees (paid monthly) with an annual bonus of up to 50% of such service fees.

Management share plan

Certain members of our management are beneficiaries of a management stock option plan. See footnote 13 to our consolidated financial statements. In connection with the Share Acquisition and related transactions, Mid Europa has had various preliminary discussions with Mr. Lea and Mr. Bowker regarding a long-term incentive plan, although no final agreement has been reach with respect to such incentive plan.

Management are entitled to tender the shares they hold in Invitel Holdings in connection with the Equity Tender Offer.

OUR PRINCIPAL SHAREHOLDERS

We are the ultimate parent company of the Issuer. We are owned by Mid Europa (74.4%), management (5.6%) and members of the public (20.0%). The shares owned by members of the public take the form of American Depositary Shares represented by American Depositing Receipts (“ADRs”) and are traded on the NYSE Amex Stock Exchange (“NYSE Amex”). In the future, it is anticipated that the ADRs will be de-listed from the NYSE Amex. See “Summary — Concurrent Transactions — De-listing of our ADRs and De-registering as an SEC filer” and “Summary — Equity Tender Offer for our Shares and ADRs.”

Mid Europa Partners Limited is a private equity firm focused on Central and Eastern Europe. Operating from London, Budapest and Warsaw, Mid Europa Partners Limited advises and manages funds with asset value of approximately €3.2 billion. Mid Europa Partners Limited has been investing in Central and Eastern Europe since 1999.

RELATED PARTY TRANSACTIONS

In November 2009, Hungarian Telecom, a company controlled by Mid Europa, acquired a 74.4% equity stake in our shares in two separate transactions which resulted in Mid Europa indirectly becoming a controlling shareholder. See “Summary — Recent Transactions — Acquisition by Mid Europa of a controlling stake.” As a result of the change in ownership, our shareholders elected four representatives of Mid Europa as directors (Thierry Baudon, Craig Butcher, Nikolaus Bethlen and Michael Krammer) on our board of directors to replace the four directors representing TDC. The Mid Europa directors will serve until our 2010 Annual General Meeting.

The Shareholder Loan

In connection with the share acquisition by Hungarian Telecom, Mid Europa, purchased all of TDC’s rights and obligations under a €34.1 million subordinated PIK loan (the “Shareholder Loan”) which was amended and restated to increase the loan by an amount of up to €91.4 million, on terms substantially similar to the existing loan. Part of the additional funds under the Shareholder Loan were used by Matel to fund the purchase of a portion of the 2004 Notes and the 2007 Notes (see “Summary — Recent Transactions — Tender Offers for the 2007 Notes and the 2004 Notes”) and to repay €10.7 million out of a €32 million subordinated term loan.

The Shareholder Loan bears interest at a rate of 20% per annum above EURIBOR and, if requested by the lender, the interest accrued will be capitalized. If the lender does not request that the interest accrued be capitalized, then the borrower must pay to the lender, on the earlier of the maturity date and the date the loan is repaid in full, the accrued interest in full together with a fee equal to the amount the lender would have received had such interest been capitalized. The borrower must also pay an additional repayment fee of 4.5% of the principal amount of the loan prepaid or repaid.

The Shareholder Loan contains an undertaking whereby, after the other refinancing debt has been discharged or their prepayment has been waived, we and Matel undertake to use the proceeds of any issuance of shares, securities convertible into shares or other equity or debt instruments (or any other raising of debt finance) by us or any of our subsidiaries which is a holding company of Matel to prepay the Shareholder Loan.

The receivable under the Shareholder Loan was assigned by the lender in favor of BNP Paribas Trust Corporation UK Limited as Security Trustee as security for the other refinancing debt.

Concurrently with this Offering, the Shareholder Loan will be converted into the New Shareholder Loan with Holdco I. See “Summary — Recent Transactions — Conversion of the PIK Notes held by Mid Europa and the Shareholder Loan and “— The New Shareholder Loan.”

The Audit Committee

The NYSE Amex Stock Exchange requires our audit committee to provide appropriate review and oversight of related party transactions. As provided in its charter, our audit committee is responsible for reviewing and approving in advance any proposed related party transactions with an individual or entity considered a “related person” under the rules of the SEC. In September 2006, the audit committee adopted written policies and procedures for the review and approval of related party agreements (“Related Party Policies and Procedures”). The Related Party Policies and Procedures cover services or resources provided to the Company by a related party and any other transactions between the Company and a related party. Proposals for related party transactions should be submitted in writing to the audit committee, which written proposals should include a summary of the proposed material terms along with a supporting statement indicating the reasons that the proposed related party agreement could not be entered into with an independent party on terms and conditions that are more favorable or at least as favorable to the Company. In 2009, an independent committee, consisting of the members of the audit committee, who are all deemed independent, provided the appropriate review and oversight of the Shareholder Loan, when it was originally entered into, in March 2009 with independent financial advice as well as advice (which included the receipt of a fairness opinion) from independent counsel. See “Summary — Concurrent Transactions — De-Listing of our ADRs and De-registering as an SEC filer.”

The New Shareholder Loan

Concurrently with the Offering, all of the PIK Notes held by Mid Europa and the Shareholder Loan will be converted into the New Shareholder Loan between Mid Europa and Holdco I. The New Shareholder Loan will mature on a date that is 15 years from the Issue Date and will have a Tranche A and a Tranche B with each tranche representing the conversion of the Shareholder Loan and the PIK Notes held by Mid Europa, respectively.

The interest rate for Tranche A will be 20% per annum above EURIBOR and will be capitalized quarterly. The principal amount of the Tranche A Loan may be repaid at Holdco I’s option in whole or in part at any time together with any accrued and un-capitalized interest to the date of such repayment plus a fee equal to 4.5% of the sum of (i) the principal amount of the Tranche A Loan being repaid, less (ii) the interest capitalised over the term of the Loan on that portion of the Tranche A Loan being repaid.

The interest rate for Tranche B will be 10.25% per annum above EURIBOR and will be capitalized semi-annually. The principal amount of the Tranche B Loan may be repaid at the Borrower’s option in whole or in part at the following repayment prices, together with any accrued and un-capitalized interest to the date of such repayment, if repaid during the following periods:

•	July 15, 2009 — July 14, 2010: 102%

•	July 15 2010 — July 14, 2011: 101%

•	July 15, 2011 and thereafter: 100%

DESCRIPTION OF OTHER INDEBTEDNESS

The following summary of certain provisions of our other indebtedness does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents.

Floating Rate Senior PIK Notes due 2013 (the “PIK Notes”)

General

Invitel Holdings N.V. (now Holdco I) issued €125 million in aggregate amount of Floating Rate Senior PIK Notes due 2013 pursuant to an indenture, dated as of October 30, 2006 (the “PIK Indenture”) among Invitel Holdings N.V., as issuer and The Bank of New York, as trustee.

Interest Payments

Interest on the PIK Notes is payable semi-annually at an annual rate of EURIBOR plus 8.250%, reset quarterly, plus a ratchet margin, on February 15, April 15, July 15 and October 15 of each year beginning on January 15, 2007. The ratchet margin is zero for the period to but excluding October 15, 2009 and 2.00% if the consolidated leverage ratio of Matel such as defined in the PIK Indenture is greater the 2.50 to 1.00 for any interest period beginning on or after October 15, 2009. The maturity date of the PIK Notes is April 15, 2013.

Redemption and Repurchase

On or after April 15, 2008, Holdco I may redeem all or part of the PIK Notes at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the periods set forth below:

Year	Redemption Price

April 15, 2008 — July 14, 2009	100%

July 15, 2009 — July 14, 2010	102%

July 15, 2010 — July 14, 2011	101%

Thereafter	100%

In addition, Holdco I may redeem all of the PIK Notes at any time following amendments to, or changes in, certain tax laws or in their official interpretation which would result in the payment of withholding taxes by Holdco I at a redemption price of 100% of the principal amount plus accrued and unpaid interest to the redemption date.

Upon certain change of control events, Holdco I is required to make an offer to purchase the PIK Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of purchase.

Holdco I is also required to offer to purchase the PIK Notes with the excess process following certain asset sales at a purchase price equal to 100% of the principal amount of the PIK Notes, plus accrued and unpaid interest to the date of repurchase.

None of the Issuer or any of its subsidiaries are obligors under the PIK Notes.

Ranking and Security

Holdco I’s obligations under the PIK Notes are general unsubordinated obligations of Holdco I and are secured by a first priority lien over the shares of Matel Holdings N.V. and effectively subordinated to all existing and future debt of Holdco I’s subsidiaries.

Covenants and Events of Default

As part of the Recapitalization, we solicited and received the requisite consents to eliminate substantially all of the covenants and events of default in the PIK Indenture. See “Summary — Recent Developments — Tender Offer for PIK Notes and related Consent Solicitation.”

Floating Rate Senior Notes due 2013 (the “2007 Notes” or “FRNs”)

This description of the 2007 Notes should be read in connection with the section entitled “— New Intercreditor Deed.” Certain of the capitalized terms used in this section are defined below under “— New Intercreditor Deed.”

General

HTCC Holdco II B.V. (“Holdco II”) issued €200 million in aggregate principal amount of Floating Rate Senior Notes due 2013 pursuant to an indenture, dated as of April 27, 2007 (the “FRN Indenture”) as amended and supplemented, among Holdco II, as issuer, Invitel ZRt., Technocom, International Hungary, Euroweb Romania, Invitel International, Memorex Turkey and International Holdings, including predecessor entities, as guarantors (the “FRN Guarantors”) and The Bank of New York, as trustee (the “FRN Trustee”). Holdco II’s obligations under the 2007 Notes have been assumed by Matel. In connection with the Reorganization, the Issuer purchased €74.3 million of the 2007 Notes pursuant to a tender offer. Upon consummation of the tender offer €125.7 million of the 2007 Notes remained outstanding.

Interest Payments

Interest on the 2007 Notes is payable quarterly in arrears on February 1, May 1, August 1 and November 1 beginning on August 1, 2007.

Redemption and Repurchase

Prior to 15 August 2008, Matel may also redeem all or part of the 2007 Notes, at a redemption price equal to 100% of principal amount thereof plus a make-whole premium as of, and accrued and unpaid interest up to, the redemption date.

In addition, on or after 15 August 2008, and prior to the maturity of the 2007 Notes, Matel may redeem some or all of the 2007 Notes at the following redemption prices, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on 15 August of the years set forth below:

Year	Redemption Price

2008	100.000%

2009	102.000%

2010	101.000%

2011 and thereafter	100.000%

In addition, Matel may redeem all of the 2007 Notes at any time following changes in certain tax laws or their interpretation which would result in the payment by Matel or the FRN Guarantors of withholding taxes, at a price equal to the principal amount of the 2007 Notes, plus accrued and unpaid interest to the date of redemption.

Upon certain change of control events, Matel is required to make an offer to purchase all or a portion of the 2007 Notes, at a purchase price in cash in an amount equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

Matel is also required to offer to purchase the 2007 Notes with the excess proceeds from certain sales of assets at 100% of the principal amount of the 2007 Notes, plus accrued and unpaid interest to the date of repurchase.

Guarantees of the 2007 Notes

Matel’s obligations under the 2007 Notes are guaranteed on a subordinated basis by the 2007 Notes Guarantors which are the same entities that guarantee the Notes on a senior basis.

Security

The 2007 Notes are secured by second priority liens over certain intercompany funding loans from the issuer to certain of its subsidiaries, the capital stock of the issuer and all shares of capital stock of the 2007 Notes Guarantors.

Covenants

The FRN Indenture contains covenants which include, among others, limits on the ability of Matel and the FRN Guarantors to:

•	incur additional indebtedness and issue preferred shares;

•	make certain restricted payments and investments;

•	transfer or sell assets;

•	enter into transactions with affiliates;

•	create certain liens;

•	create restrictions on the ability of Matel’s restricted subsidiaries to pay dividends or other payments to Matel;

•	guarantee other indebtedness;

•	enter into sale and leaseback transactions;

•	issue or sell shares of Matel’s restricted subsidiaries;

•	merge, consolidate, amalgamate or combine with other entities;

•	designate restricted subsidiaries as unrestricted subsidiaries; and

•	engage in any business other than a permitted business.

Each of the covenants is subject to a number of exceptions and qualifications.

Events of Default

The FRN Indenture contains customary events of default, including, among others, the non-payment of principal, interest or premium on the 2007 Notes, certain failures to perform or observe any other covenant in the FRN Indenture, the occurrence of certain defaults under other indebtedness, failure to pay certain indebtedness or judgments and the insolvency of Matel and the FRN Guarantors.

Payment Blockage — Limitations on Paying the FRN Guarantees and FRN Funding Loan

A Subsidiary Guarantor is not permitted to make any payment on its FRN Guarantee if:

(a)	a payment default on any Senior Debt has occurred (after giving effect to any applicable grace period) and is continuing uncured and unwaived; or

(b)	any other event of default (other than a payment default) on any Senior Debt that permits the holders of that Senior Debt to accelerate its maturity has occurred and is continuing, and any agent or trustee for that Senior Debt (a “Senior Agent”) serves a written notice of such default (a “Payment Blockage Notice”) on the FRN Trustee, although an exception is made to permit payment of certain amounts to the extent owing to the FRN Trustee for its own account.

Payments on the FRN Guarantee of any Subsidiary Guarantor may and will be resumed (including making any missed payments):

(a)	in the case of a payment default, when such default is cured or waived; or

(b)	in the case of a non-payment default, when one of the following applies (whichever is earlier):

(i)	179 days have elapsed since the service of the applicable Payment Blockage Notice;

(ii)	where a Standstill Period is in effect at any time during the 179 day period since the service of the applicable Payment Blockage Notice, that Standstill Period expires;

(iii)	such non-payment default is cured or waived by the Majority Senior Creditors in writing or has ceased to exist;

(iv)	each Senior Agent agrees to cancel the Payment Blockage Notice; or

(v)	the Senior Discharge Date occurs.

No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice. Only one Payment Blockage Notice may be served with respect to the same event or circumstance. A Payment Blockage Notice may only be served on or before the date falling 75 days after the date on which the relevant Senior Agent receives actual written notice of the relevant non-payment default.

Standstill — Restrictions on Enforcement of Claims under the FRN Guarantees and Enforcement of Collateral

The FRN Guarantees will not become due, and neither the holders of the FRNs nor the FRN Trustee may take any Enforcement Action with respect to the FRN Guarantees or the Security Documents in respect of the FRNs prior to the Senior Discharge Date without the prior written consent of the Majority Senior Creditors, unless:

(a)	certain insolvency events have occurred in relation to the applicable Subsidiary Guarantor; provided that such insolvency or reorganization events are not the result of actions by the holders of the FRNs or the FRN Trustee and provided further that, in these circumstances, the holders of the FRNs and the FRN Trustee may only take Enforcement Action against the applicable Subsidiary Guarantor; or

(b)	any Senior Debt has been declared prematurely to be due and payable or payable on demand (and demand has been made) by reason of the occurrence of an event of default on such Debt; provided that in these circumstances, the holders of the FRNs and the FRN Trustee may only demand payment, declare prematurely due and payable or otherwise seek to accelerate payment of or place on demand all or any part of the FRN Guarantees; or

(c)	any enforcement of, or an instruction by the Majority Senior Creditors to enforce, the First Priority Liens (a “Security Enforcement Action”) occurs; provided that in these circumstances, the holders of the FRNs and the FRN Trustee may only take Enforcement Action with respect to the Collateral for the FRNs with respect to which the Security Trustee is taking such Security Enforcement Action; or

(d)	an Event of Default under (and as defined in) the FRN Indenture (a “FRN Default”) has occurred and is continuing (otherwise than solely pursuant to any cross-default provision by reason of a default under any Senior Debt that permits the lenders thereunder to accelerate its maturity); and

(i)	the FRN Trustee has notified each Senior Agent in writing; and

(ii)	a period of not less than 179 days has passed from the date the Senior Agents received notice of the relevant FRN Default (a “Standstill Period”); and

(iii)	at the end of the Standstill Period, the relevant FRN Default is continuing and has not been cured or waived,

in which case the holders of more than 50% in aggregate principal amount of the FRNs then outstanding may direct the FRN Trustee to take Enforcement Action in respect of the FRN Guarantees and may direct the Security Trustee to take Enforcement Action in respect of the Security Documents for the FRNs, and the FRN Guarantees will become due on demand for payment in accordance therewith or, in the case of certain insolvency events, automatically and without a demand for payment if the insolvency laws of the relevant jurisdiction bar the making of a demand for payment under the FRN Guarantees.

The Issuer and its obligations with respect to the FRNs are not subject to any of the payment and enforcement limitations described above (other than, in the case of the Issuer, with respect to the receipt of payments under or in respect of the Funding Loan).

Subordination on Insolvency

The Indenture will provide that, in the event of any distribution to the creditors of a Subsidiary Guarantor after:

(a)	it enters into a moratorium or a composition, assignment or similar arrangement with any of its creditors;

(b)	any resolution is passed or order is made for its winding-up, administration, examinership or dissolution;

(c)	any marshalling of its assets and liabilities;

(d)	any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, examiner, administrator or similar officer is appointed in respect of if or any of its assets; or

(e)	any other analogous step or procedure is taken in any jurisdiction,

then the holders of Senior Debt of such Subsidiary Guarantor will be entitled to receive payment in full in cash of all obligations in respect of such Senior Debt (including interest after the commencement of any proceeding at the rate specified in the applicable Senior Debt whether or not allowed or allowable in any such proceeding) before the holders of FRNs will be entitled to receive any payment with respect to the FRN Guarantees.

Release of FRN Guarantees

Pursuant to the terms of the FRN Indenture, a Subsidiary Guarantor’s FRN Guarantee will be automatically and unconditionally released:

(a)	in the event that all or substantially all of the Capital Stock of such Subsidiary Guarantor is sold or otherwise disposed of by the Security Trustee (or any person appointed by the Security Trustee) acting in accordance with the Intercreditor Agreement pursuant to an Enforcement Action, or is sold by the Issuer or a Subsidiary Guarantor at the request of the Security Trustee at a time when the First Priority Liens are capable of being enforced, immediately upon such sale; provided that:

(i)	the FRN Trustee, acting on the instructions of the holders of more than 50% in aggregate principal amount of the FRNs then outstanding, has approved the release, or

(ii)	the shares of such Subsidiary Guarantor are sold or otherwise disposed of pursuant to any Enforcement Action taken by the Security Trustee and:

(a)	such sale is for consideration all or substantially all of which is in the form of cash or cash equivalents;

(b)	concurrently with the completion of such sale or disposal, the claims and security interests of the holders of certain designated senior debt against, and all other pari passu or subordinated bonds, debentures, notes or other indebtedness of a type that could be issued or traded in any market where securities (whether debt or equity) are traded, including private placement sources of debt and equity as well as organised markets and exchanges, whether such indebtedness is issued in a public offering or in a private placement to institutional investors or otherwise (“Public Debt”) of, such Subsidiary Guarantor and its Subsidiaries are irrevocably and unconditionally released (and not assumed by the relevant purchaser or any affiliate thereof);

(c)	the sale is either made pursuant to a public auction (in which the holders of the FRNs have the right to participate) or is otherwise made for fair market value, taking account of the circumstances giving rise to the sale, as certified by an independent internationally recognized investment bank selected by the Security Trustee;

(d)	the sale is made in compliance with all applicable laws; and

(e)	the proceeds of such sale are concurrently with the completion of such sale delivered to the Security Trustee for application in accordance with the turnover provisions described in the FRN Indenture.

(b)	in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary of the Issuer, if the sale or other disposition does not violate the limitation on sale of certain assets contained in the FRN Indenture;

(c)	in connection with any sale or other disposition of all of the Capital Stock of that Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary of the Issuer, if the sale or other disposition does not violate the limitation on sale of certain assets contained in the FRN Indenture;

(d)	if the Issuer designates any Restricted Subsidiary that is a Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture; or

(e)	upon defeasance or satisfaction and discharge of the FRN Indenture in accordance with its terms.

Release of Liens for the FRNs

All of the Second Priority Liens on the Collateral will be released upon:

(a)	the payment in full of all amounts outstanding under the FRNs and the FRN Guarantees;

(b)	defeasance or satisfaction and discharge of the FRN Indenture; or

(c)	the release of the First Priority Liens on such Collateral upon an asset sale made in compliance with the provisions for the liabilities on the sale of certain assets contained in the FRN Indenture; provided that if any Collateral so released thereafter becomes or is replaced by an asset that is subject to First Priority Liens, the FRNs will then be secured by Second Priority Liens on such asset to the same extent.

Prior to such time, Second Priority Liens may not be released, other than as described below.

In the event that Collateral consisting of all or substantially all of the Capital Stock of a Subsidiary Guarantor or the FRN Funding Loan is sold or otherwise disposed of by the Security Trustee (or any person appointed by the Security Trustee) acting in accordance with the Intercreditor Deed pursuant to an Enforcement Action, or is sold by the Issuer or a Subsidiary Guarantor at the request of the Security Trustee at any time when the security is capable of being enforced, then the Second Priority Liens granted over such Collateral (and, if a Subsidiary Guarantor has been sold, its liabilities and obligations as a FRN Guarantor) (and additionally, if such Collateral consists of all or substantially all of the Capital Stock of the Subsidiary Guarantors, their respective obligations under the Second Priority Liens granted over the Funding Loan and the Proceeds Loans) will be unconditionally released immediately upon such sale; provided that:

(i)	the Trustee, acting on the instructions of the holders of more than 50% in aggregate principal amount of the FRNs then outstanding has approved the release, or

(ii)	such Collateral is sold or otherwise disposed of pursuant to any Enforcement Action taken by the Security Trustee and:

(a)	such sale is for consideration all or substantially all of which is in the form of cash or cash equivalents;

(b)	concurrently with the completion of such sale or disposal: (i) where such Collateral is the Capital Stock of a Subsidiary Guarantor, the claims and security interests of the lenders and other finance parties under the Senior Credit Facilities against, and all other pari passu or subordinated Public Debt of, such Subsidiary Guarantor and its Subsidiaries are irrevocably and unconditionally released (and not assumed by the relevant purchaser or any affiliate thereof), or, as the case may be, (ii) where such Collateral is the Funding Loan, the security interests of the holders of Senior Debt over the Funding Loan are irrevocably and unconditionally released (and not assumed by the relevant purchaser or any affiliate thereof);

(c)	the sale is either made pursuant to a public auction (in which the holders of the Notes have the right to participate) or is otherwise made for fair market value, taking account of the circumstances giving rise to the sale, as certified by an independent internationally recognized investment bank selected by the Security Trustee;

(d)	the sale is made in compliance with all applicable laws; and

(e)	the proceeds of such sale are concurrently with the completion of such sale delivered to the Security Trustee for application in accordance with the turnover provisions set forth in the 2007 Indenture.

Yapi Bank Loan

Memorex Turkey entered into a loan agreement for the aggregate principal amount pf €10 million with Yapi Kredi Bankasi, Bahrain Branch (the “Lender”) on October 30, 2007 (the “Yapi Bank Loan”). The Yapi Bank Loan amortizes gradually on a monthly basis until maturity on November 31, 2013.

The Yapi Bank Loan is callable at any time by notice from the Lender, whether or not a default or other prepayment event has occurred. The Yapi Bank Loan is executed in both Turkish and English, and the translation includes certain inconsistencies with respect to our rights and responsibilities thereunder the Turkish version of which would prevail. We believe that we are in compliance with the Yapi Bank Loan, and to the extent a default were to occur or be deemed to have occurred thereunder, the rights of the lenders thereunder would be unchanged, although such a default could trigger the cross-default provisions of certain of our other indebtedness outstanding from time to time.

Interest rate: The Yapi Bank Loan bears interest quarterly at the annual rate of EURIBOR plus 2%. The Lender may unilaterally alter or increase the rate of interest, subject to Turkish law.

Prepayment: The Lender, may, in its discretion, require early repayment of the Yapi Bank Loan upon three days written notice. Memorex Turkey may prepay the loan in whole or in part upon three days written notice together with accrued interest and any break costs incurred by the Lender.

Guarantee: Under a letter of guarantee, dated October 19, 2007, Invitel International provided an unconditional guarantee of up to €10,000,000 for the obligations of Memorex Turkey under the Yapi Bank Loan.

Assignment: As of October 24, 2007, Memorex Turkey assigned to Yapi ve Kredi Bankasi A.S. its receivables arising from a framework agreement dated August 8, 2007 entered into with Vodafone Altyapi Telekomünikasyon Hizmetleri A.S and Vodafone Telekomünikasyon A.S for the provision of dark fiber services, amounting to €158,257,959, as collateral for the Yapi Bank Loan.

1st Preps Loan Agreement

Invitel International entered into an agreement for the provision of an unsecured subordinated loan with PREPS Austrian Private Funding 2005-1 Limited (“Preps Limited 1”) as of June 3, 2005 (the “1st Preps Loan Agreement” and the “1st Preps Loan”).

Interest: The 1st Preps Loan Agreement provides for an annual interest payment at the rate of 0.75% per annum and a quarterly interest payment at the rate of 6.8% per annum.

Maturity: The 1st Preps Loan matures, with the principal to be repaid in full, in August 2012.

Early termination: Both Preps Limited 1 and Invitel International may terminate the 1st Preps Loan Agreement for “important reasons” with immediate effect. Such “important reasons” include, inter alia, the liquidation of Invitel International, the launch of an insolvency proceeding against Invitel International, or a change in control of Invitel International under certain circumstances. If the 1st Preps Loan is terminated prior to maturity, Invitel International shall pay, in addition to the unpaid principal and accrued interest, the “residual term interest”, consisting of the interest that would have been payable up to the original maturity date of the loan.

2nd Preps Loan

Invitel International entered into an agreement for the provision of an unsecured subordinated loan with PREPS Private Funding 2005-2 Limited (“Preps Limited 2”) as of November 22, 2005 (the “2nd Preps Loan Agreement” and the “2nd Preps Loan”).

Interest: The 2nd Preps Loan Agreement provides for an annual interest payment at the rate of 1.0% per annum and a quarterly interest payment at the rate of 6.9% per annum.

Maturity: The 2nd Preps Loan matures, with the principal to be repaid in full, in December 2012.

Early termination: Both Preps Limited 2 and Invitel International may terminate the 2nd Preps Loan Agreement for “important reasons” with immediate effect. Such “important reasons” include, inter alia, the liquidation of Invitel International, the launch of an insolvency proceeding against Invitel International, or a change in control of Invitel International under certain circumstances. If the 1st Preps Loan is terminated prior to maturity, Invitel International shall pay, in addition to the unpaid principal and accrued interest, the “residual term interest”, consisting of the interest that would have been payable up to the original maturity date of the loan.

New Intercreditor Deed

Upon the consummation of the issuance of the Notes, the Issuer, the Subsidiary Guarantors, BNP Paribas Trust Corporation UK Limited, as security trustee for the Notes (the “Security Trustee”), the Trustee, the trustee for the FRNs (the “FRN Trustee”) and the other parties thereto will enter into the Intercreditor Deed, to be dated the Issue Date (the “Intercreditor Deed”), which will establish the relative rights of certain of our creditors under our finance arrangements.

The following description is a summary of certain provisions, among others, contained in the Intercreditor Deed that relate to the rights and obligations of holders of the Notes. It does not restate the Intercreditor Deed in its entirety nor does it describe provisions relating to the rights and obligations of holders of other classes of our debt and our parent’s debt or capital expenditures. As such, we urge you to read that document because it, and not the discussion that follows, defines certain rights of the holders of the Notes.

The provisions of the 2007 Indenture include additional important rights and obligations of the Issuer, the Subsidiary Guarantors and the holders of the 2007 Notes. See “Floating Rate Senior Notes due 2013.”

Ranking of Indebtedness

The Intercreditor Deed provides that Debt of the Issuer and each Subsidiary Guarantor governed by the Intercreditor Deed ranks as a contractual claim as follows:

First: Debt under any Senior Credit Facility, the Notes, the Guarantees any Senior Hedging Debt, any other Debt permitted to be incurred on a senior basis under the Issuer’s financings from time to time (together, the “Senior Debt”), and the Debt of the Issuer under the FRNs;

Second: any Debt of any Subsidiary Guarantor under its guarantee of the FRNs (“FRN Guarantee”) or under the proceeds loan for the FRNs (the “Funding Loan”); and

Third: certain debt of the Issuer and Subsidiary Guarantors to certain other Subsidiary Guarantors and certain direct or indirect shareholders of the Issuer (the “Subordinated Intra-Group Debt”).

The Intercreditor Deed provides that all repayments and prepayments of Senior Debt (including the Notes) may be made at any time, subject to certain limitations in respect of repayments and prepayments of Senior Hedging Debt set out in the Intercreditor Deed.

The Indenture permits up to €18 million in aggregate outstanding principal amount of Debt to be incurred pursuant to a Senior Credit Facility that, together with any Senior Hedging Debt, benefit from a priority over the Notes in the allocation of proceeds of enforcement of the Liens securing it and the Notes, as described in greater detail in “— Application of Enforcement Proceeds” below.

The Debt of the Subsidiary Guarantors with respect to the FRNs ranks junior to the Senior Debt as described in “— Guarantees of the FRNs” below.

Guarantees of the Senior Credit Facility and Notes

Each of the Guarantees is a senior and unconditional guarantee, subject to customary limitations required under local law in relation to the Subsidiary Guarantors or their directors.

The Guarantees will be joint and several obligations of the Subsidiary Guarantors. However, the obligations of the Subsidiary Guarantors under their Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by the Subsidiary Guarantors without resulting in its obligations under their Guarantees being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

Release of Guarantees and Security for the Notes and other Senior Debt (not including the FRNs)

The Intercreditor Deed provides that the Security Trustee may refrain from enforcing the Security for the Notes and other Senior Debt unless and until instructed by the holders of a majority of the outstanding principal amount of the following, taken as one class (the “Majority Senior Creditors”):

(a)	Senior Debt (other than Senior Hedging Debt); and

(b)	undrawn commitments under the documentation for such Senior Debt.

The Intercreditor Deed further provides that if any assets are sold or otherwise disposed of (i) by (or on behalf of) the Security Trustee (or any person appointed by the Security Trustee) in connection with any Enforcement Action in relation to any of the Security, (ii) as a result of a sale by an administrator or liquidator or similar person, or (iii) by the Issuer or any Subsidiary Guarantor (together the “Obligors”) at the request of the Security Trustee (acting on the instructions of or with the consent of the representatives of the Majority Senior Creditors) after an Event of Default under (and as defined in) any Senior Debt (a “Senior Default”) has occurred that is then continuing, the Security Trustee shall be authorised (at the cost of the Obligors) to execute or enter into, on behalf of and without the need for any further authority from any holder of Senior Debt or Obligors:

(a)	any release of the First Priority Liens or any other claim over that asset to any of the holders of Senior Debt and to issue any certificates of non-crystalisation of any floating charge that may, in the absolute discretion of the Security Trustee, be considered necessary or desirable;

(b)	if the asset which is disposed of consists of all of the shares (which are held by an Obligor) in the capital of an Obligor or any direct or indirect holding company or subsidiary of that Obligor, any release of that Obligor or holding company or subsidiary from all liabilities it may have to any holder of Senior Debt (including under the Guarantees) or other Obligor, both actual and contingent in its capacity as a guarantor or borrower (including any liability to any other Obligor by way of guarantee, contribution, subrogation or indemnity and including any guarantee or liability arising under or in respect of the Senior Debt documentation) and a release of any First Priority Liens granted by that Obligor or holding company or subsidiary over any of its assets; and

(c)	if the asset which is disposed of consists of all of the shares (which are held by an Obligor) in the capital of an Obligor or any holding company or subsidiary of that Obligor and if the Security Trustee wishes to dispose of any Debt owed by that Obligor or any of its subsidiaries, any agreement to dispose of all or part of that Debt on behalf of the relevant holders of Senior Debt, Obligors or agents or trustees for the Senior Debt (the “Senior Agents”) (with the proceeds thereof being applied as if they were the proceeds of enforcement of the First Priority Liens) provided that the Security Trustee shall take reasonable care to obtain a fair market price in the prevailing market conditions (though the Security Trustee shall have no obligation to postpone any disposal in order to achieve a higher price), provided that:

(i)	no liabilities of the Issuer in its capacity as a borrower or issuer of any of the Senior Debt, may be disposed of or released pursuant to the foregoing;

(ii)	any asset which is disposed of is released from the claims of all holders of Senior Debt;

(iii)	the proceeds of such disposal are applied in accordance with “— Application of Enforcement Proceeds” below; and

(iv)	no guarantees of any notes issued by the Issuer under an indenture may be disposed of pursuant to paragraph (c) above but may, to the extent applicable, be released pursuant to paragraph (b) above.

Release of guarantees and security for the FRNs are subject to release under different conditions described in “— Release of Liens” and “— Security” below.

Guarantees of the FRNs and Obligations under the FRN Funding Loan

Senior Subordinated Guarantees

Each of the guarantees by the Subsidiary Guarantors of the FRNs (each a “FRN Guarantee”) is a senior subordinated guarantee, which means that each FRN Guarantee ranks behind, and is expressly subordinated to, all existing and future Senior Debt of each Subsidiary Guarantor, including any obligations owed by such Subsidiary Guarantor under any Senior Credit Facilities, the Notes and any Senior Hedging Debt.

Payment Blockage — Limitations on Paying the FRN Funding Loan

The Issuer is not prohibited from making payments on the FRNs, including by way of purchase, redemption, defeasance or other acquisition or retirement for value and the Subsidiary Guarantors are permitted to make payments (i) in respect of amounts then due and owing in respect of the FRNs, but not otherwise, until the date on which the Senior Debt has been irrevocably paid and discharged and all commitments for Senior Debt terminated or cancelled (the “Senior Discharge Date”) or (ii) on the FRN Funding Loan in order to finance any of the forgoing. However, no Subsidiary Guarantor may make any payment on the FRN Guarantee nor may Invitel make any payment to the Issuer in respect of the FRN Funding Loan if:

(a)	a payment default on any Senior Debt has occurred (after giving effect to any applicable grace period) and is continuing uncured and unwaived; or

(b)	any other event of default (other than a payment default) on any Senior Debt has occurred and is continuing, and any Senior Agent serves a written notice of such default (a “Payment Blockage Notice”) on the FRN Trustee, although an exception is made to permit payment of certain amounts to the extent owing to the FRN Trustee for its own account.

Payments on the FRN Funding Loan may and will be resumed (including making any missed payments):

(a)	in the case of a payment default, when such default is cured or waived; or

(b)	in the case of a non-payment default, when one of the following applies (whichever is earlier):

(i)	179 days have elapsed since the service of the applicable Payment Blockage Notice;

(ii)	where a Standstill Period is in effect at any time during the 179 day period since the service of the applicable Payment Blockage Notice, that Standstill Period expires;

(iii)	such non-payment default is cured or waived by the Majority Senior Creditors in writing or has ceased to exist;

(iv)	each Senior Agent agrees to cancel the Payment Blockage Notice; or

(v)	the Senior Discharge Date occurs.

No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice. Only one Payment Blockage Notice may be served with respect to the same event or circumstance. A Payment Blockage Notice may only be served on or before the date falling 75 days after the date on which the relevant Senior Agent receives actual written notice of the relevant non-payment default.

The FRN Indenture contains substantially similar restrictions on payments by Subsidiary Guarantors under the FRN Guarantees, as described in “— Floating Rate Senior Notes due 2013 — Payment Blockage — Limitations on Paying the FRN Funding Loan”.

Standstill — Restrictions on Enforcement of Claims under the FRN Guarantees and Enforcement of Collateral

Neither the holders of the FRNs nor the FRN Trustee may take any Enforcement Action with respect to the FRN Guarantees or the security documents in respect of the FRNs (the “FRN Security Documents”) prior to the Senior Discharge Date without the prior written consent of the Majority Senior Creditors, unless:

(a)	certain insolvency events have occurred in relation to the applicable Subsidiary Guarantor; provided that such insolvency or reorganization events are not the result of actions by the holders of the FRNs or the FRN Trustee and provided further that, in these circumstances, the holders of the FRNs and the FRN Trustee may only take Enforcement Action against the applicable Subsidiary Guarantor; or

(b)	any Senior Debt has been declared prematurely to be due and payable or payable on demand (and demand has been made) by reason of the occurrence of an event of default on such Debt; provided that in these circumstances, the holders of the FRNs and the FRN Trustee may only demand payment, declare prematurely due and payable or otherwise seek to accelerate payment of or place on demand all or any part of the FRN Guarantees; or

(c)	any enforcement of, or an instruction by the Majority Senior Creditors to enforce, the First Priority Liens (a “Security Enforcement Action”) occurs; provided that in these circumstances, the holders of the FRNs and the FRN Trustee may only take Enforcement Action with respect to the Collateral for the FRNs with respect to which the Security Trustee is taking such Security Enforcement Action; or

(d)	an Event of Default under (and as defined in) the FRN Indenture (a “FRN Default”) has occurred and is continuing (otherwise than solely pursuant to any cross-default provision by reason of a default under any Senior Debt that permits the lenders thereunder to accelerate its maturity); and

(i)	the FRN Trustee has notified each Senior Agent in writing; and

(ii)	a period of not less than 179 days has passed from the date the Senior Agents received notice of the relevant FRN Default (a “Standstill Period”); and

(iii)	at the end of the Standstill Period, the relevant FRN Default is continuing and has not been cured or waived,

in which case the holders of more than 50% in aggregate principal amount of the FRNs then outstanding may direct the FRN Trustee to take Enforcement Action in respect of the FRN Guarantees and may direct the Security Trustee to take Enforcement Action in respect of the FRN Security Documents, and the FRN Guarantees will become due on demand for payment in accordance therewith or, in the case of certain insolvency events, automatically and without a demand for payment if the insolvency laws of the relevant jurisdiction bar the making of a demand for payment under the FRN Guarantees. These restrictions are set out in the FRN Indenture, and in addition these restrictions in relation to Enforcement Action and the security documents (the “Security Documents”) are also set out in the Intercreditor Deed.

Pursuant to the Intercreditor Deed, if the Security Trustee (or any lender or other finance party under any Senior Debt) is taking all reasonable commercial efforts, having regard to the circumstances, to implement Enforcement Action against a Subsidiary Guarantor or in respect of any Lien conferred by a Subsidiary Guarantor (or in respect of its shares), neither the holders of the FRNs nor the FRN Trustee may take any Enforcement Action that would be reasonably likely to adversely affect such Enforcement Action or the amount of proceeds to be derived therefrom. The foregoing limitation shall not, however, prejudice any other rights of the holders of the FRNs or the FRN Trustee to take Enforcement Action permitted under the Intercreditor Deed against any other Subsidiary Guarantor, and the exercise of any such rights shall be deemed not to adversely affect such Enforcement Action or such amount of proceeds. Any amounts received by the Security Trustee, the FRN Trustee or the holders of the FRNs as a result of such Enforcement Action will be subject to the provisions of the Intercreditor Agreement described in “— Turnover” below.

The Issuer and its obligations with respect to the FRNs are not subject to any of the payment and enforcement limitations described above (other than, in the case of the Issuer, with respect to the receipt of payments under or in respect of the Funding Loan).

The FRN Indenture also contains similar provisions in relation to the FRN Guarantees, as described in “Senior Notes due 2013 — Standstill — Restrictions on Enforcement of Claims under the FRN Guarantees and Enforcement of Collateral”.

Subordination on Insolvency

The Intercreditor Deed will provide that, in the event of any distribution to the creditors of a subsidiary Guarantor after:

(a)	it enters into a moratorium or a composition, assignment or similar arrangement with any of its creditors;

(b)	any resolution is passed or order is made for its winding-up, administration, examinership or dissolution;

(c)	an order for its winding-up, administration, examinership or dissolution is made;

(d)	any marshalling of its assets and liabilities;

(e)	any liquidator, trustee in bankruptcy, judicial custodian, compulsory manager, receiver, administrative receiver, examiner, administrator or similar officer is appointed in respect of if or an of its assets; or

(f)	any other analogous step or procedure is taken in any jurisdiction,

then the holders of Senior Debt of such Subsidiary Guarantor will be entitled to receive payment in full in cash of all obligations in respect of such Senior Debt (including interest after the commencement of any proceeding at the rate specified in the applicable Senior Debt whether or not allowed or allowable in any such proceeding) before the holders of FRNs will be entitled to receive any payment with respect to the FRN Guarantees

Shareholder Subordinated Debt

Until and including the Senior Discharge Date, so long as no Senior Default or FRN Default is continuing or would result from any such payment or receipt, the Obligors may pay and the holders of the Subordinated Intra-Group Loans may receive and retain payments permitted to be paid thereon under the covenants imposed by the Senior Debt. The FRN Funding Loan is not however subject to the restriction described in this paragraph.

Commencing after the Senior Discharge Date until and including the date the FRN Notes are discharged in full, the Obligors may pay and the holders of the Subordinated Intra-Group Loans may receive and retain payments permitted to be paid thereon under the covenants imposed by the FRN Indenture.

Security

Collateral

The obligations of the borrowers and the guarantors under the Senior Debt (not including the FRNs) are, or will be, secured by first priority Liens (the “First Priority Liens”) on

(a)	the FRN Funding Loan and any other loan by the Issuer of the proceeds of Senior Debt (the FRN Funding Loan and such other loans, the “Proceeds Loans”);

(b)	the existing intercompany loans under which the Issuer or any Subsidiary Guarantor is the lender;

(c)	the Capital Stock of the Issuer;

(d)	all shares of the Capital Stock of each Subsidiary Guarantor held by the Issuer and its subsidiaries (provided however that the lien on the Capital Stock of Euroweb will be granted within 90 days following the Issue Date);

(e)	bank accounts, intra-group loans and intra-group receivables of each of the Issuer, Invitel and Technocom as well as floating charges over the assets of each of Invitel and Technocom;

(f)	the Capital Stock and, to the extent required by the Indenture, assets of any Restricted Subsidiary that becomes a Subsidiary Guarantor in the future; and

(g)	to the extent that any of International Holdings, Euroweb, International Austria, International Hungary and/or Memorex Turkey are Subsidiaries on or after the date that is 18 months after the Issue Date, substantially all of the assets of each such entity.

On the Issue Date, Notes will constitute substantially all of our indebtedness secured by First Priority Liens other than permitted hedging arrangements. The Indenture allows such facilities to be replaced or refinanced or supplemented or increased by other senior Credit Facilities which will also be entitled to the benefit of First Priority Liens, in each case to the extent permitted under the covenants described in “Description of the Notes — Certain Covenants — Limitation on Indebtedness” and “Description of the Notes — Certain Covenants — Limitation on Liens”.

The following discussions of the Collateral and the rights of various parties with respect thereto are applicable to all such Credit Facilities.

The obligations of the Issuer and the Subsidiary Guarantors under the FRN Indenture, the FRN Guarantees will be secured by second priority Liens over:

(a)	the existing Proceeds Loans;

(b)	the intra-group receivables of each of Invitel, Technocom and International Hungary;

(c)	the Capital Stock of the Issuer, Invitel, Technocom, International Holdings, Euroweb, International Austria, International Hungary and Memorex Turkey; and

(d)	the Capital Stock of any other Subsidiary Guarantor the shares of which are pledged to secure Debt of the Issuer or any Restricted Subsidiary in the future.

The second priority liens securing the Obligations of the Issuer and the Subsidiary Guarantors under the FRN Indenture, the FRNs and the FRN Guarantees are hereinafter collectively referred to as the “Second Priority Liens,” and all assets subject to the Second Priority Liens are hereinafter collectively referred to as the “Collateral.” The Second Priority Liens will be junior to the First Priority Liens and to any other liens having priority or otherwise ranking senior to the Second Priority Liens.

Applicable Hungarian law does not recognize the concept of second priority Liens with respect to certain assets located in Hungary, and as a result the Intercreditor Deed and any security agreements entered into relating to the Capital Stock of Hungarian companies will provide, among other things, with respect to such shares, that the holders of FRNs and other creditors secured by a Lien on such shares will have pari passu security interests as a matter of Hungarian law. However, the right to receive distributions upon any foreclosure or other disposition of such assets will be structured so as to give effect to the subordination of the Liens securing the FRNs as described in this section.

Security Trustee

The Collateral has been or will be pledged to the Security Trustee for the benefit of the holders of the Senior Debt, as holders of the First Priority Liens and for the benefit of the FRN Trustee on behalf of the holders of the FRNs, as holders of the Second Priority Liens, in each case in accordance with the terms of any Senior Credit Facilities, the Indenture, the FRN Indenture and the Security Documents.

Enforcement of Security for FRNs

The affirmative vote of the holders of more than 50% in aggregate principal amount of the FRNs then outstanding will be required in order to enforce the FRN Guarantees and/or the FRN Security Documents. The FRN Trustee will not be entitled to instruct the Security Trustee to take any Enforcement Action under the FRN Security Documents after the occurrence of a FRN Default or any other event which would cause the FRNs to become due and payable unless:

(a)	the Senior Discharge Date has occurred;

(b)	the Standstill Period has expired (as described above); or

(c)	the FRN Trustee is otherwise entitled by the terms of the Intercreditor Agreement to instruct the Security Trustee to take enforcement action under the FRN Security Documents.

Under any of these circumstances, the FRN Trustee may require the Security Trustee to take Enforcement Action with respect to the Collateral if, at that time, the lenders and other finance parties under the Senior Debt have not commenced Enforcement Action with respect to such Collateral or have taken such Enforcement Action but are not pursuing such action diligently or reasonably, having regard to the fact (provided that there is no undue delay in pursuing such Enforcement Action once proceedings have been commenced) that the lenders and other finance parties under the Senior Debt are entitled to maximize the proceeds for their own benefit. Any instruction to the Security Trustee by holders of the FRNs in respect of enforcement of share security must be given by the holders of more than 50% of the FRNs.

If the FRN Trustee or any holder of a FRN receives proceeds of any enforcement of the FRN Guarantees and/or the Second Priority Liens while the Senior Debt is outstanding, then the FRN Trustee or the holder, as applicable, will hold the payment on trust for the benefit of the holders of the relevant Senior Debt and will be required to turn over such amounts to the Security Trustee to be applied in the order described under “— Turnover.”

Release

The Intercreditor Deed provides detailed requirements for the release of the FRN Liens in connection with Enforcement Action taken in relation to Senior Debt.

Release in connection with Enforcement Action under certain Senior Debt Security Documents

If:

(a)

in connection with any Enforcement Action of any of the Security Documents for the Senior Debt (the “Senior Security Documents”) (other than the Hungarian law share pledges over the share of Invitel, Technocom and International Hungary (the “Hungarian Security Deposit Deeds”), the Hungarian law assignments of receivables by Invitel, Techonocom and International Hungary (the “Hungarian Assignment Agreements”), the Dutch law share pledges over the shares of the Issuer and International Holdings (the “Dutch Share Securities”), the Romanian law pledges of shares of Euroweb the “Euroweb Romania Share Pledges”), the Austrian law pledges of shares of International Austria (the “Austrian Share pledges”), the Turkish law pledge of shares in Memorex Turkey (the “Turkish Subsidiary Share Security”), and the Dutch law assignments of receivables granted by the

Issuer (the “Issuer Pledges of Receivables”), the Security Trustee or any person appointed by the Security Trustee, sells or otherwise disposes of any asset on the instructions or with the consent of the Majority Senior Creditors; or

(b)	the Issuer or a Subsidiary Guarantor (each an “Obligor”) sells or otherwise disposes of an asset the subject of the Senior Security Documents at the request of the Security Trustee on the instructions or with the consent of the Majority Senior Creditors after an Event of Default under Senior Debt (a “Senior Default”) has occurred (other than the assets the subject of the Hungarian Security Deposit Deeds, the Hungarian Assignment Agreements, the Dutch Share Securities, the Euroweb Romania Share Pledges, the Austrian Share Pledges, the Turkish Subsidiary Share Security, and the Issuer Pledges of Receivables),

the Security Trustee may execute on behalf of each holder of Senior Debt (“Senior Creditor”), each holder of the FRNs (“FRN Creditor”), each Obligor, each creditor of Subordinated Intra-Group Debt (“Subordinated Intra-Group Creditor”) and Matel Holdings N.V. without the need for any further referral to or authority from any of them, any release of any Lien created by such Senior Security Documents and the FRN Security Documents over that asset, provided that the net cash proceeds of sale or disposal are applied in the order described in “— Application of Enforcement Proceeds”.

Each Senior Agent (on behalf of all the Senior Creditors represented by it), the FRN Trustee (on behalf of all the FRN Creditors), each Obligor, each Subordinated Intra-Group Creditor and Matel Holdings N.V. will promptly execute such releases as the Security Trustee may reasonably require to give effect to the foregoing. No such release will affect the obligations and liabilities of any other Obligor or Subordinated Intra-Group Creditor, or Matel Holdings N.V. under the documentation for the Senior Debt or the FRNs.

Additional release in Connection with Enforcement Action under certain Senior Debt Security Documents

If:

(a)	in connection with any Enforcement Action of any of the Issuer Pledges of Receivables Share Pledges, the Dutch Share Securities, the of Euroweb Romania and the Austrian Share Pledges, the Security Trustee or any person appointed by the Security Trustee, sells or otherwise disposes of any asset on the instructions or with the consent of the Majority Senior Creditors; or

(b)	an Obligor sells or otherwise disposes of an asset the subject of the Issuer Pledges of Receivables, the Dutch Share Securities, the Euroweb Romania Share Pledges or the Austrian Share Pledges at the request of the Security Trustee on the instructions or with the consent of the Majority Senior Creditors after a Senior Default has occurred, the Security Trustee may execute on behalf of each Senior Creditor, each FRN Creditor, each Obligor and each Subordinated Intra-Group Creditor without the need for any further referral to or authority from such Senior Creditor, such FRN Creditor, such Obligor or such Subordinated Intra-Group Creditor:

(i)	any release of the security created by the Issuer Pledges of Receivables or the Dutch Share Securities, the Euroweb Romania Issuer Share Pledges, the Austrian Share Pledges or the Junior Pledge of FRN Funding Loan, over that asset;

(ii)	if such asset companies shares in the capital of the Issuer, a release of the Issuer from all present and future liabilities (both actual and contingent and including, without limitation, any liability to any other Obligor by way of contribution or indemnity) in its capacity as a guarantor under the Senior Debt and in its capacity as a borrower or guarantor under the Subordinated Intra-Group Debt and a release of any Lien granted by the Issuer over any of its assets under Issuer Pledge of Receivables or the Dutch Share Securities;

(iii)	if such asset comprises shares in the capital of Euroweb Romania, a release of Euroweb Romania from all present and future liabilities (both actual and contingent and including, without limitation, any liability to any other Obligor by way of contribution or indemnity) in its capacity as a guarantor under the Senior Debt and in its capacity as a borrower or guarantor under the Subordinated Intra-Group Debt and a release of any Lien granted by Euroweb Romania over any of its assets under the Euroweb Romania Share Pledges; and

(iv)	if such asset comprises shares in the capital of International Austria, a release of International Austria from all present and future liabilities (both actual and contingent and including, its capacity as a guarantor under the Senior Debt and in its capacity as a borrower or guarantor under the Subordinated Intra-Group Debt in relation to Senior Debt and/or FRN Debt and a release of any Lien granted by International Austria over any of its assets under the Austrian Share Pledges;

provided that the net cash proceeds of sale or disposal are applied in the order described in “— Application of Enforcement Proceeds” and provided further that such sale or disposal is a sale or disposition of (as the case may be) the FRN Funding Loan or all or substantially all of the equity interests in the relevant Obligor where:

(A)	such sale is for consideration all or substantially all of which is in the form of cash or cash equivalents;

(B)	concurrently with the completion of such sale or disposal,

(1)	in the case of a sale or disposal of equity interests in an Obligor, the claims and security interests of the Senior Creditors and the claims of any other provider of pari passu or subordinated Public Debt against such Obligor and its subsidiaries are irrevocably and unconditionally released (and not assumed by the relevant purchaser or any affiliate thereof), or, as the case may be,

(2)	in the case of a sale or disposal of the FRN Funding Loan, the security interests of the Senior Creditors over the FRN Funding Loan are irrevocably and unconditionally released (and not assumed by the relevant purchaser or any affiliate thereof);

(C)	the sale is either made pursuant to a public auction (in which the FRN Creditors (in the case of a disposal pursuant to any Enforcement Action on the instructions of the Majority Senior Creditors) or the holders of Senior Debt (in the case of a disposal pursuant to any Enforcement Action on the instructions of the FRN Trustee) have the right to participate) or is otherwise made for fair market value, taking account the circumstances giving rise to the sale, as certified by an independent internationally recognised investment bank selected by the Security Trustee; and

(D)	the sale is made in compliance with all applicable laws.

A sale or disposal meeting these requirements is referred to below as a “Qualified Sale”.

Nothing in the above paragraphs authorises the Security Trustee (or obliges in FRN Creditors) to release the FRN Creditors’ Second Priority Liens over the shares in the capital of the Issuer, Euroweb Romania or International Austria.

Each Senior Agent (on behalf of all the Senior Creditors represented by it) and the FRN Trustee (on behalf of all the FRN Creditors) and each of the Subordinated Intra-Group Creditors and Obligors will promptly execute such releases as the Security Trustee may reasonably require to give effect to the foregoing. No such release will affect the obligations and liabilities of any other Obligor under the documentation for the Senior Debt or the FRNs.

Release in connection with Enforcement Action under the Hungarian Security Deposit Deeds, the Turkish Subsidiary Share Security and the FRN Security Documents (other than the Hungarian Assignment Agreements and the Turkish Asset Security) and release of Debt

If:

(a)	in connection with any Enforcement Action of any of the Hungarian Security Deposit Deeds or of the Turkish Subsidiary Share Security or any of the other FRN Security Documents, the Security Trustee or any person appointed by the Security Trustee, sells or otherwise disposes of all or substantially all of the shares of a Subsidiary Guarantor or (as the case may be) assets of an Obligor subject to any Hungarian Security Deposit Deed or the Turkish Subsidiary Share Security or any FRN Security Document until (and including) the date the Senior Debt is irrevocably discharged in full and all commitments of the Senior Creditors in relation thereto have been terminated (the “Senior Discharge Date”), on the instructions or with the consent of the Majority Senior Creditors or, pursuant to and in accordance with the restrictions described in “— Enforcement of Security for FRNs” above, on the instructions of the FRN Trustee and, after the Senior Discharge Date, on the instructions of the FRN Trustee; or

(b)	an Obligor sells or otherwise disposes of an asset the subject of the Hungarian Security Deposit Deeds or the Turkish Subsidiary Share Security or any of the other FRN Security Documents, at the request of the Security Trustee on the instructions or with the consent of the Majority Senior Creditors after a Senior Default has occurred;

the Security Trustee may execute on behalf of each Senior Creditor, each Obligor, each Subordinated Shareholder Creditor and each FRN Creditor without the need for any further referral to or authority from such Senior Creditor, such FRN Creditor, such Subordinated Intra-Group Creditor or such Obligor:

(i)	any release of the security created by

(A)	in the case of a sale of all or substantially all of the shares of Invitel, the Hungarian Security Deposit Deeds, the junior pledge of FRN Funding Loan;

(B)	in the case of a sale of all or substantially all of the shares of any other Obligor (other than the Issuer), the relevant Hungarian Security Deposit Deed or the Turkish Subsidiary Share Security or (as the case may be) FRN Security Document;

(C)	in the case of a sale of the FRN Funding Loan, the junior pledge of the FRN Funding Loan;

(D)	in the case of a sale or disposal under paragraph (b) immediately above, the relevant Hungarian Security Deposit Deed or the Turkish Subsidiary Share Security or, as the case may be, the FRN Security Document, over that asset; and

(ii)	if such asset comprises shares in the capital of a Subsidiary Guarantor (or any holding company of it), a release of the Subsidiary Guarantor from all present and future liabilities (both actual and contingent) and/or the obligations in its capacity as a guarantor or borrower of the whole or any part of the FRN Subordinated Debt, the FRN Guarantees, the FRN Funding Loan and the Subordinated Intra-Group Debt and a release of any Lien granted by such Obligor and any of its Subsidiaries over any of its assets under any Security Documents;

provided that (1) each Senior Agent or, as applicable, the FRN Trustee has approved the release or (2) such sale or disposal is a Qualified Sale and the proceeds of such Qualified Sale are concurrently with the completion of such Qualified Sale delivered to the Security Trustee for application in accordance with “— Application of Enforcement Proceeds.

Each Senior Agent (on behalf of all the Senior Creditors represented by it), the FRN Trustee (on behalf of the FRN Creditors), each Subordinated Intra-Group Creditor and, where necessary, each Obligor, will execute promptly such releases as the Security Trustee may reasonably require to give effect to the foregoing. No such release will affect the obligations and liabilities of any other Obligor under the documentation for the Senior Debt or the FRNs.

Release in connection with Enforcement Action under the Hungarian Assignment Agreements and the Turkish Asset Security and release of Debt

If:

(a)	in connection with any Enforcement Action of any of the Hungarian Assignment Agreements, the Security Trustee or any person appointed by the Security Trustee, sells or otherwise disposes of all or substantially all of the assets of an Obligor subject to any Hungarian Assignment Agreement until (and including) the Senior Discharge Date, on the instructions or with the consent of the Majority Senior Creditors; or

(b)	an Obligor sells or otherwise disposes of an asset the subject of the Hungarian Assignment Agreements at the request of the Security Trustee on the instructions or with the consent of the Majority Senior Creditors after a Senior Default has occurred, the Security Trustee may execute on behalf of each Senior Creditor and each Obligor without the need for any further referral to or authority from such Senior Creditor or such Obligor, any release of the security created by such Hungarian Assignment Agreements; provided that such sale or disposal is a Qualified Sale and the proceeds of such Qualified Sale are concurrently with the completion of such Qualified Sale delivered to the Security Trustee for application in accordance with “— Application of Enforcement Proceeds.

Each Senior Agent (on behalf of all the Senior Creditors represented by it) and, where necessary, each Obligor, will execute promptly such releases as the Security Trustee may reasonably require to give effect to the foregoing. No such release will affect the obligations and liabilities of any other Obligor under the documentation for the Senior Debt.

Disposals Generally

Each Senior Creditor, FRN Creditor, each Subordinated Intra-Group Creditor and each Obligor authorise the Security Trustee and, to the extent applicable, each Senior Agent (including the Trustee) and the FRN Trustee to release in any manner whatsoever any Encumbrance and any guarantee (including any Guarantee or FRN Guarantee) upon the sale or disposal of any asset (including shares) otherwise than pursuant to an Enforcement Action provided that:

(a)	no Default shall have occurred and be continuing; and

(b)	such sale is in compliance with the terms of the Finance Documents.

Turnover

If, at any time on or before the Senior Discharge Date, the FRN Trustee or any holder of the FRNs receives or recovers a payment or distribution of, or on account of:

(a)	the FRN Guarantees which is prohibited by the Intercreditor Deed;

(b)	proceeds pursuant to any Enforcement Action against a Subsidiary Guarantor or with respect to the Collateral;

(c)	the FRN Funding Loan or other Proceeds Loan which is prohibited by the Intercreditor Deed; or

(d)	the FRNs which is made as a result of the Issuer in turn receiving or recovering that amount from a Subsidiary Guarantor in contravention of the Intercreditor Deed;

(provided that the FRN Trustee at the time it made such payment had actual knowledge thereof and, on the date on which it acquires this actual knowledge, has not distributed to the holders of the FRN Notes any such amount) then the FRN Trustee or the holder, as applicable, will hold the payment on trust for the benefit of the holders of the relevant Senior Debt (after deducting from such amount the costs, liabilities and expenses incurred in recovering such amounts) and will be required to turn over such amounts to the Security Trustee to be applied in the order described under “— Security — Application of Enforcement Proceeds.”

Application of Enforcement Proceeds

Subject to the rights of any creditor with prior security or preferential claims, the Security Trustee will apply all proceeds of the enforcement of the security conferred by the documents creating the First Priority Liens and the Security Documents, all recoveries by the secured parties under guarantees of the relevant debt and all amounts paid to the Security Trustee or the FRN Trustee pursuant to the provisions of the Intercreditor Deed (whether under the turnover provisions described under “— Security — Turnover” or otherwise) in the following order:

(a)	first, pro rata (i) in payment of all unpaid fees, costs, charges, expenses and liabilities (and interest thereon) incurred by or on behalf of the Security Trustee and any receiver, attorney or agent in connection with carrying out its duties and exercising its powers and discretion under the documents that create the First Priority Liens and the Security Documents and the remuneration of the Security Trustee and every receiver under such documents, (ii) in payment of all reasonable unpaid fees, costs, charges, expenses and liabilities (and interest thereon) incurred by or on behalf of the Trustee and any receiver, attorney or agent (up to €100,000) which are incurred in connection with the enforcement or recovery of payment in carrying out its duties and exercising its power and discretion under the Indenture (subject to certain exclusions), and (iii) in payment of all reasonable unpaid fees, costs, charges, expenses and liabilities (and interest thereon) incurred by or on behalf of the FRN Trustee and any receiver, attorney or agent thereunder (up to €100,000) which are incurred in connection with the enforcement or recovery of payment in carrying out its duties and exercising its power and discretion under the indenture governing the FRNs (subject to certain exclusions);

(b)	second, in payment of all unpaid costs and expenses incurred by or on behalf of any lender or other finance party under the Senior Debt or certain hedge counterparties in connection with such enforcement;

(c)	third, if a Senior Credit Facility is in full force and effect at such time, in payment to the Senior Agent therefore for application towards the Debt thereunder and the Senior Hedging Debt, pari passu between them;

(d)	fourth, pro rata in payment (i) to the applicable Senior Agent for application towards (A) Senior Debt and (B) Senior Hedging Debt to the extent not discharged under the preceding clause (c), pari passu, between themselves, and (ii) of all reasonable unpaid fees, costs, charges, expenses and liabilities incurred by or on behalf of (A) the Trustee and any receiver, attorney or agent (over and above the amounts set out in paragraph (a)(ii) above) in connection with carrying out its duties and exercising its powers and discretions under the Notes, the Indenture, the Security Documents, the agreements governing the Proceeds Loans, the Intercreditor Deed and certain other related documents and the reasonable remuneration of the Trustee (subject to certain exclusions), and (B) the FRN Trustee and any receiver, attorney or agent (over and above the amounts set out in paragraph (a)(ii) above) in connection with carrying out its duties and exercising its powers and discretions under the FRNs, the FRN Indenture, the Security Documents, the agreement governing the Funding Loan, the agreements governing the Proceeds Loans, the Intercreditor Deed and certain other related documents and the reasonable remuneration of the FRN Trustee (subject to certain exclusions);

(e)	fifth, pro rata in payment to the FRN Trustee for application towards indebtedness under the FRNs, and; and

(f)	sixth, in payment of the surplus (if any) to the relevant Subsidiary Guarantor or other person entitled to it.

Other

The Intercreditor Deed will provide that the holders of the First Priority Liens will be able to change, waive, modify or vary the Security Documents (other than the Hungarian Security Deposit Deeds, the Turkish Subsidiary Share Security and Hungarian Assignment Agreements) without the consent of the FRN Trustee or the holders of the FRNs; provided that any such changes, waivers, modifications or variances made apply equally to the holders of the First Priority Liens and the holders of the Second Priority Liens. In relation to the Hungarian Security Deposit Deeds and the Turkish Subsidiary Share Security, the holders of the

First Priority Liens will be able to change, waive, modify or vary them without the consent of the FRN Trustee or the holders of the FRNs; provided that if the result is the FRN Trustee (on behalf of the holders of the FRN Notes) ceasing to be beneficiaries of such security, the Senior Creditors must also cease to be such beneficiaries.

The Intercreditor Deed will obligate the Trustee and the FRN Trustee (among others) to execute any amendment to the Intercreditor Deed and the Security Documents from time to time, without any requirement for consent of the holders of the Notes or the FRNs, to allow the Issuer and Subsidiary Guarantors to incur any Debt and grant any guarantee and Liens that are permitted to be incurred in accordance with the Indenture, in any such ranking that is permitted. This includes Debt that is pari passu to the Notes and Guarantees and Liens that are pari passu to the First Priority Liens as the case may be.

The Indenture will also provide that each holder of a Note, by accepting such Note, will be deemed to have:

(a)	appointed and authorized the Trustee to give effect to such ranking, subordination, enforcement, release and turnover provisions;

(b)	authorized the Trustee to become a party to any future intercreditor arrangements described above;

(c)	agreed to be bound by such ranking, subordination, enforcement, release and turnover provisions and the provisions of any future intercreditor arrangements described above that do not materially adversely affect the rights of holders of the Notes; and

(d)	irrevocably appointed the Trustee to act on its behalf to enter into and comply with such ranking, subordination, enforcement, release and turnover provisions and the provisions of any future intercreditor arrangements described above.

No appraisals of any of the Collateral have been prepared by or on behalf of the Issuer or the Trustee in connection with the issuance of the Notes. There can be no assurance that the proceeds from the sale of the Collateral would be sufficient to satisfy the obligations owed to the holders of the Notes. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral will be able to be sold in a short period of time, if at all. See “Risk Factors — Local insolvency laws may not be as favorable to you as those of another jurisdiction with which you may be familiar.”

Amendments to the Intercreditor Deed

Each Senior Agent, the Trustee, the FRN Trustee and each agent or trustee for any other Debt (together, the “Relevant Agents”) may, from time to time, agree with the Issuer to amend the Intercreditor Deed and any amendments so made shall be binding on all the parties to the New Intercreditor Deed, provided that any amendment which would:

(a)	materially and adversely affect any rights of any holders of any Debt may not be made without the prior written consent of the Relevant Agent for such Debt acting in accordance with the terms of such Debt; or

(b)	impose or vary any obligation of the holders of any Debt may not be made without the prior written consent of the Relevant Agent for such Debt.

In addition, the Relevant Agents may, from time to time agree with the Issuer and determine administrative matters and make technical amendments arising out of a manifest error on the face of the Intercreditor Deed, where such amendments would not prejudice or otherwise be adverse to the position of the holders of any Debt (other than Debt held by the Issuer or subsidiaries of the Issuer), without the consent of any holder of Debt. In addition, the Relevant Agents may, from time to time agree with the Issuer and determine administrative matters and make technical amendments arising out of a manifest error on the face of the New Intercreditor Deed, where such amendments would not prejudice or otherwise be adverse to the position of the holders of any Debt (other than Debt held by the Issuer or subsidiaries of the Issuer), without the consent of any holder of Debt.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Hungarian Telephone and Cable Corp’s consolidated financial statements as of December 31, 2008 and 2007 and for the two years in the period ended December 31, 2008 included in this Offering Memorandum and the effectiveness of internal control over financial reporting as of December 31, 2008 and the Magyar Telekom B.V. consolidated financial statements as of December 31, 2008 and 2007 and for the two years in the period ended December 31, 2008 have been audited by PricewaterhouseCoopers Kft, an independent registered public accounting firm, as stated in their reports appearing herein.

GLOSSARY

“access network”: part of a network which connects end-users to the backbone.

“ATM” or “asynchronous transfer mode”: an international high-speed, high-volume, packet-switching protocol which supplies bandwidth on demand and divides any signal (voice, data or video) into efficient, manageable packets for ultra-fast switching.

“backbone”: a high-speed line or series of connections that forms a major pathway within a network.

“bitstream access”: a broadband access product which utilizes DSL in the local loop point of presence and then transports across the network to a DSL regional point of presence. It allows a voice and a DSL service to be integrated over the same two-wire copper pair.

“broadband”: a descriptive term for evolving digital technologies that provided consumers with a signal-switched facility offering integrated access to voice, high-speed data service, video-demand services and interactive delivery services.

“Business”: refers to one of the four markets in which we operate.

“cable modem”: a cable modem is a device that enables connection of a PC to the cable TV network and receive data at a high speed.

“CPS” or “Carrier Pre-selection”: whereby the selected operator is pre-set as the default operator for making certain calls so that no prefix needs to be dialed.

“CS” or “Carrier Selection”: carrier selection on a call-by-call basis, whereby an operator different from the default operator may be selected by the subscriber through dialing a prefix for making certain calls.

“Dark fiber”: unused fiber optic cable. Fiber optic cables convey information in the form of light pulses so that “dark” fiber means that no light pulses are being sent over the fiber optic cable.

“DSL” or “digital subscriber line”: an access technology that allows voice and high-speed data to be sent simultaneously over local exchange service copper facilities.

“DWDM” or “Dense Wavelength Division Multiplexing”: is a technology which multiplexes multiple optical carrier signals on a single optical fiber by using different wavelengths (colors) of laser light to carry different signals. This allows for a multiplication in capacity, in addition to making it possible to perform bidirectional communications over one strand of fiber.

“Ethernet”: the most common type of connection computers used in a local area network.

“FR” or “Frame Relay”: industry-standard switched data link layer protocol, used typically for high speed data transmission through leased lines.

“GSM”: global system for mobile communications.

“incumbent”: the dominant operator which was licensed to enter the market and establish a proprietary network under the protection of a regulatory monopoly.

“Internet”: a public network based on a common communication protocol which supports communication through the world wide web.

“ISP” or “Internet Service Provider”: a company providing access to the Internet.

“IP” or “Internet protocol”: the communications standard that defines the unit of information passed between computer systems that provides a basic packet delivery service.

“IPTV”: Internet protocol television.

“ISDN” or “integrated services digital network”: an international standard which enables high speed simultaneous transmission of voice and/or data over an existing public network.

“ISDN2”: ISDN access with two channels designed primarily for residential use.

“ISDN30”: ISDN access with 30 channels designed primarily for business use.

“leased line”: A dedicated communications circuit for continual data transmission leased typically by business customers enabling the connection of two geographically distant points.

“local loop”: the part of a communications circuit between the subscriber’s equipment and the equipment in the local exchange. Also known as the subscriber loop, local line and access line.

“LLU”: local loop unbundling.

“LRIC” or “long run incremental cost”: a cost accounting methodology focusing on long-run incremental costs.

“LTO” or “local telephone operator”: a telecommunications operator which, until the liberalization of voice telephony, was licensed to provide local telephone services in designated concession areas only.

“MAN”: metropolitan area network.

“managed leased line”: a leased line monitored, managed and controlled by a network management system offering an increased level of flexibility, reliability and security.

“Mass Market”: refers to Mass Market Internet, two of the four markets in which we operate.

“MPLS” or “Multiprotocol label switching”: a widely supported method of speeding up data communication over combined IP/ATM networks.

“number portability”: the ability of a customer to transfer from one telecom operator to another and retain the original telephone number.

“PMP” or “Point-to-multipoint”: point-multipoint; usually refers to access networks utilizing microwave technology to link the operator’s point of presence with a number of remote customer locations.

“POP” or “point of presence”: the interface point between communications entities.

“PP” or “point-to-point”: refers to the use of microwave technology to link the telecommunications service provider’s point-of-presence directly with one single customer location.

“PSTN” or “public switched telephone network”: traditional landline network for voice telephony.

“RIO”: reference interconnection offer.

“RUO”: reference unbundling offer.

“SDH” or “synchronous digital hierarchy”: European standard that defines a set of rate and format standards that are transmitted using optical signals over fiber.

“SoHo”: small office/home office.

“SME”: small and medium-sized enterprises.

“SMP”: significant market power.

“transit services”: an interconnection service comprising of conveyance on a network between two points of interconnection, linking two networks that are not directly interconnected.

“UMTS”: universal mobile telecommunications system; a third generation (3G) mobile system designed to provide a wide range of voice, high speed data and multimedia services.

“unbundling”: granting unbundled access to the local loop so that the third party operators requesting access to the local loop is not required to purchase interconnection services from the incumbent operator; also referred to as “local loop unbundling.”

“VLAN”: virtual local area network.

“VOIP”: voice over Internet protocol.

“VPN” or “virtual private network”: A private network (often an Intranet) that makes use of the public telecommunication infrastructure, maintaining privacy through the use of specific protocols and security procedures. A VPN can be contrasted with a system of owned or leased lines that can only be used by one company. The main purpose of a VPN is to give the company the same capabilities as private leased lines at much lower cost by using the shared public infrastructure.

“Wholesale”: refers to one of the four markets in which we operate.

“Wholesale naked DSL”: the provision of DSL services on a stand-alone basis without fixed line voice services.

“WiMAX” or “Worldwide Interoperability for Microwave Access”: a telecommunications technology that provides for the wireless transmission of data using a variety of transmission modes.